Exhibit 99.1

HALF YEAR FINANCIAL REPORT

for the six months ended 30 June 2025

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31 July 2025

Anglo American Interim Results 2025

Copper and iron ore lead strong operational and cost performance

•	Portfolio simplification: successful demerger of Valterra Platinum unlocked significant value for shareholders; steelmaking coal and nickel sales agreed; and De Beers in process

•	Strong production and cost performance: EBITDA margins of 48% in copper and 44% in premium iron ore

•	Underlying EBITDA* of $3.0 billion from continuing operations, reflecting challenging rough diamond trading conditions

•	On track to deliver committed $1.8 billion of cost savings: $1.3 billion realised by the end of June 2025

•	Strong cash conversion* at 108%, with further reductions in working capital delivered

•	Net debt* of $10.8 billion, prior to receipt of majority of portfolio simplification proceeds

•	$0.1 billion interim dividend, equal to $0.07 per share, consistent with our 40% payout policy, reflecting negative earnings from discontinued operations and lack of contribution from De Beers

Note: Continuing operations includes Anglo American’s future portfolio and De Beers, per accounting requirements; discontinued operations includes the Platinum, Steelmaking Coal and Nickel businesses.

Duncan Wanblad, CEO of Anglo American, said: “We are delivering on our strategy, transforming Anglo American into a higher margin, more cash generative and more valuable mining company. By focusing on our exceptional copper, premium iron ore and crop nutrients resource endowments, each with significant value-accretive growth options, we are unlocking material value for our shareholders by delivering the see-through value of our portfolio, in which we expect copper to account for more than 60% of EBITDA.

“Safety is our number one value and always our first priority. We continue to make progress towards our goal of zero harm, with a further major improvement in the first half on what was our lowest-ever injury rate in 2024. I am, though, sorry to report the loss of two colleagues following accidents in Brazil and Zimbabwe. We are unconditional in our commitment to safety and we extend our heartfelt condolences to their families, friends and colleagues.

“I am delighted that the first half saw our continued strong operational and cost performance in copper and iron ore, coupled with further momentum towards our committed $1.8 billion of cost savings. Group underlying EBITDA of $3.0 billion from continuing operations reflects this focus on cost discipline, despite the challenging rough diamond market conditions. While 2025 is very much a year of transition, we maintained a strong EBITDA margin for our go-forward business at 43% (consistent with the prior period, on a pro forma basis(1)), compared with our current overall margin position of 32% from continuing operations (2024: 37%).

“We have made further good progress towards our simplified portfolio. In May, we completed the demerger of the majority of our interest in Valterra Platinum to our shareholders and we expect to monetise our residual 19.9% interest – currently valued at $2.6 billion – responsibly over time. We are also continuing to progress the agreed steelmaking coal and nickel business sale transactions. We expect a material strengthening of our balance sheet flexibility upon receipt of proceeds from these transactions. The work to separate De Beers is well under way, with action taken to strengthen cash flow as we position De Beers for long-term success and value realisation.

“Our clear and decisive actions are transforming Anglo American into a highly attractive and differentiated value proposition for the long term, offering strong cash generation to support sustainable shareholder returns combined with the capabilities and longstanding relationship networks to deliver our full value and growth potential.”

Six months ended US$ million, unless otherwise stated	30 June 2025	30 June 2024 (re-presented)(2)	Change
Continuing operations
Revenue	8,954	9,584	(7)%
Underlying EBITDA*	2,955	3,672	(20)%
EBITDA margin*	32%	37%
Attributable free cash flow*	322	191	69%
Basic underlying earnings per share*($)	0.32	0.71	(55)%
Attributable ROCE*	9%	12%	(3)%
Total (including discontinued operations)
Loss attributable to equity shareholders of the Company	(1,879)	(672)	180%
Basic underlying earnings per share* ($)	0.15	1.06	(86)%
Loss per share ($)	(1.58)	(0.55)	187%
Interim dividend per share ($)	0.07	0.42	(83)%

Terms with this symbol * are defined as Alternative Performance Measures (APMs). For more information, refer to page 88.

(1)	Pro forma basis represents reported performance of continuing operations excluding De Beers, adjusted for committed cost savings.

(2)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.

Anglo American plc Interim Results 2025	1

Anglo American Interim Results

Sustainability performance

Key sustainability performance indicators(1)

Anglo American tracks its strategic progress using KPIs that are based on our seven pillars of value: safety and health, financial, cost, environment, people, production and socio-political. In addition to the financial and cost performance set out above and our operational performance on pages 3-30, our performance for the remaining four pillars is set out below, with further detail on pages 12-14.

Sustainability reporting accounts for 100% of managed operations (including both continuing and discontinued operations) until the date of divestment.

Pillar of value	Metric	30 June 2025	30 June 2024	Target(2)	Target achieved
Safety and health	Work-related fatal injuries(3)	2	2	Zero	Not achieved

	Total recordable injury frequency rate (TRIFR) per million hours	1.20	1.69	Reduction year on year	On track

	New cases of occupational disease	4	9	Reduction year on year	On track
Environment	GHG emissions – Scopes 1 & 2 (Mt CO2e)(4)	4.3	5.0	Reduce absolute GHG emissions by 30% by 2030	On track

	Fresh water withdrawals (ML)(4) (9)	12,423	17,009	Reduce fresh water abstraction in water scarce areas by 50% by 2030	On track for 2030 target

	Level 4–5 environmental incidents	0	0	Zero	Achieved
People	Women in management(5)	36%	35%	To achieve 33% by 2023	Achieved

	Women in the workforce	26%	26%

	Voluntary labour turnover	4.5%	4%	< 5%	Achieved
Socio-political	Number of jobs supported off site(6) (9)	157,199	144,004

	Local procurement spend ($bn)(7)	5.1	6.2

	Taxes and royalties ($m)(8)	1,991	2,481

(1)	Sustainability performance indicators for the six months ended 30 June 2025 and the comparative period are not externally assured.

(2)	Targets indicated are in reference to our existing Sustainable Mining Plan’s commitments and goals.

(3)	2025 reported performance includes one work-related fatality at the PGMs business (considered a discontinued operation under financial reporting, but included in sustainability data per the sustainability basis of preparation).

(4)	Data for current and prior period is to 31 May 2025 and 31 May 2024, respectively.

(5)	Management includes middle and senior management across the Group.

(6)	Jobs supported since 2018, in line with the Sustainable Mining Plan’s Livelihoods stretch goal. Current and prior period data represented is at 31 December 2024 and 2023 respectively.

(7)	Local procurement is defined as procurement from businesses that are registered and based in the country of operation – also referred to as in-country procurement – and includes local procurement expenditure from the Group’s subsidiaries and a proportionate share of the Group’s joint operations, based on shareholding.

(8)	Taxes and royalties include all taxes and royalties borne and taxes collected by the Group. This includes corporate income taxes, withholding taxes, mining taxes and royalties, employee taxes and social security contributions and other taxes, levies and duties directly incurred by the Group, as well as taxes incurred by other parties (e.g. customers and employees) but collected and paid by the Group on their behalf. Figures disclosed are based on cash remitted, being the amounts remitted by entities consolidated for accounting purposes, plus a proportionate share, based on the percentage shareholding, of joint operations. Taxes borne and collected by equity accounted associates and joint ventures are not included. Data is inclusive of both continuing and discontinued operations, in alignment with the sustainability performance reporting basis of preparation.

(9)	Prior period comparatives have been restated to reflect data model updates and the results of external assurance findings at 31 December 2024.

2	Anglo American plc Interim Results 2025

Anglo American Interim Results

Operational and financial review of Group results for the six months ended 30 June 2025

Operational performance

Production – continuing operations	H1 2025	H1 2024	% vs H1 2024
Copper (kt)(1)	342	394	(13)%
Iron ore (Mt)(2)	31.4	30.7	2%
Manganese ore (kt)(3)	1,094	1,140	(4)%
Diamonds (Mct)(4)	10.2	13.3	(23)%

(1)	Contained metal basis. Reflects copper production from the Copper operations in Chile and Peru only (excludes copper production from the Platinum Group Metals business).

(2)	Wet basis.

(3)	Anglo American’s 40% attributable share of saleable production.

(4)	Production is on a 100% basis, except for the Gahcho Kué joint operation which is on an attributable 51% basis.

Continuing operations

Production volumes decreased by 9% on a copper equivalent basis, reflecting lower production at Copper Chile and De Beers.

Copper production decreased by 13% versus the prior period. At Copper Chile, anticipated lower grades, lower copper recoveries and temporary water supply constraints impacted Collahuasi, and the planned closure of the smaller Los Bronces processing plant in July 2024 impacted production at Los Bronces versus H1 2024. This was partly offset by a 6% increase in production at Copper Peru resulting from strong plant stability and higher grades.

Iron ore production increased by 2% driven by a 7% increase at Minas-Rio which was underpinned by improved mass recovery. This was partly offset by a 1% decrease at Kumba Iron Ore, facilitating the proactive drawdown of on-mine stockpiles.

Manganese production decreased by 4% reflecting the temporary suspension of the Australian operations since March 2024 as a result of the impact of tropical cyclone Megan.

At De Beers, the continued production response to the prolonged period of lower demand and higher than normal levels of inventory in the midstream impacted production in the period.

Group unit costs increased by 3% on a copper equivalent basis driven by the impact of lower production at Copper Chile and increased inflationary pressures. Excluding negligible foreign exchange impacts, unit costs also increased by 3%.

For more information on each Business’ production and unit cost performance, please refer to the following pages 16-28.

Discontinued operations

For operational information on each Business’ production and unit cost performance, please refer to the following pages 29-30.

Anglo American plc Interim Results 2025	3

Anglo American Interim Results

Financial performance

Continuing operations Underlying EBITDA* decreased by 20% to $3.0 billion largely driven by $0.5 billion lower earnings from De Beers due to continuing challenging trading conditions. Gross cost savings of $0.3 billion delivered in the rest of the continuing operations portfolio remain on track to realise $0.5 billion of cost reductions by the end of 2025 and supported EBITDA Margin* of 32% despite a 1% reduction in the Group basket price, lower sales volumes and the impact of inflation. As a consequence, continuing operations contributed $0.4 billion to total underlying earnings of $0.2 billion.

Despite lower earnings, management actions to support the release of $0.4 billion of working capital primarily through inventory management, as well as net proceeds on disposal of Jellinbah, ensured only a modest increase in net debt to $10.8 billion with deleveraging to benefit from future divestment proceeds.

Underlying EBITDA* – Continuing operations

Underlying EBITDA decreased by $0.7 billion to $3.0 billion (30 June 2024: $3.7 billion). Financial results were predominantly impacted by the challenging rough diamond trading conditions at De Beers, alongside lower sales at Copper Chile, driven by the lower production. Despite these pressures, cost reductions partly offset these impacts and supported an EBITDA margin* of 32% (30 June 2024: 37%). Our ongoing focus on cost control and cash generation has positioned us well as we execute our strategy. A reconciliation of ‘Profit before net finance costs and tax’, the closest equivalent IFRS measure to underlying EBITDA, is provided within note 4 to the Condensed financial statements.

Underlying EBITDA* by segment

$ million	Six months ended 30 June 2025	Six months ended 30 June 2024 (re-presented)(1)
Copper	1,756	2,038
Iron Ore	1,410	1,413
Manganese	(11)	11
Crop Nutrients	(30)	(22)
De Beers	(189)	300
Corporate and other	19	(68)
Total	2,955	3,672

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.

Underlying EBITDA* reconciliation for the six months ended 30 June 2024 to six months ended 30 June 2025

The reconciliation of underlying EBITDA from $3.7 billion in 2024 to $3.0 billion in 2025 shows the major controllable factors (e.g. cost and volume), as well as those outside of management control (e.g. price, foreign exchange and inflation), that drive the Group’s performance.

$ billion
H1 2024 underlying EBITDA*	3.7
De Beers	(0.5)
Price	–
Foreign exchange	–
Inflation	(0.1)
Volume	(0.2)
Cost	0.2
Other	(0.1)
H1 2025 underlying EBITDA*	3.0

De Beers

Rough diamond trading conditions remained challenged in the first half of 2025 resulting in a reduction in the rough price index, alongside the stock rebalancing initiatives at De Beers and including the impact of a one-off benefit from the fair value uplift of a non-diamond royalty right in H1 2024 saw underlying EBITDA* contribution reduce by $0.5 billion.

4	Anglo American plc Interim Results 2025

Anglo American Preliminary Results	Financial performance

Price

Excluding the impact of De Beers, average market prices for the Group’s basket of products decreased by 1% compared with H1 2024. This was driven by a 4% reduction in the weighted average realised price for iron ore. This was partially offset by a 2% increase in the weighted average realised price for copper.

Foreign exchange

The Group’s average foreign exchange rate basket was broadly in line with H1 2024, creating no period-on-period impact to underlying EBITDA. The favourable impact of the weaker Chilean peso and Brazilian real was offset by the stronger South African rand and Peruvian sol.

Inflation

The Group’s weighted average CPI was 4% in 2025, broadly in line with the prior period. The impact of CPI inflation on costs reduced underlying EBITDA by $0.1 billion (30 June 2024: $0.3 billion).

Net cost and volume

Lower sales volumes impacted EBITDA by $0.2 billion, due to lower production at Copper Chile. This was partly offset by strong iron ore sales.

This was further offset by the realisation of savings delivered in 2024 seeing a gross $0.3 billion reduction in costs driven by lower headcount and mining costs at Kumba and lower overhead costs in Corporate partly offset by $0.1 billion of headwinds at Collahuasi. We are well on track to realise $0.5 billion of committed savings in 2025.

Other

The $0.1 billion unfavourable movement was driven by lower earnings at Manganese due to the suspension of operations following the tropical cyclone in March 2024.

Reconciliation from underlying EBITDA* to underlying earnings* – Continuing operations

Group underlying earnings decreased to $0.4 billion (30 June 2024: $0.9 billion), driven by lower underlying EBITDA, partly offset by lower income tax expense due to the lower earnings.

$ million	Six months ended 30 June 2025	Six months ended 30 June 2024 (re-presented)(1)
Underlying EBITDA*	2,955	3,672
Depreciation and amortisation	(1,130)	(1,071)
Net finance costs	(293)	(275)
Income tax expense	(746)	(1,025)
Non-controlling interests	(399)	(440)
Underlying earnings* – continuing operations	387	861

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.

Depreciation and amortisation

Depreciation and amortisation was broadly in line at $1.1 billion (30 June 2024: $1.1 billion), as lower shipping rates and the impact of the impairment at De Beers in 2024 were offset by higher depreciation at Kumba from the reversal of an impairment at the end of 2024 and the capitalisation of Kapstevel South in June 2024, as well as Minas-Rio due to higher production and Copper Chile due to the capitalisation of material projects during the second half of 2024.

Net finance costs

Net finance costs, before special items and remeasurements, were broadly in line with the prior period at $0.3 billion (30 June 2024: $0.3 billion).

Anglo American plc Interim Results 2025	5

Anglo American Preliminary Results	Financial performance

Income tax expense

The underlying effective tax rate was higher than the prior period at 48.7% (30 June 2024: 44.1%), impacted by the relative levels of profits arising in the Group’s operating jurisdictions. The tax charge for the period, before special items and remeasurements, was $0.7 billion (30 June 2024: $1.0 billion).

Non-controlling interests

The share of underlying earnings attributable to non-controlling interests was flat at $0.4 billion (30 June 2024: $0.4 billion). Amounts principally relate to minority shareholdings in Iron Ore and Copper.

Reconciliation from underlying EBITDA* to underlying earnings* – Discontinued operations

$ million	Six months ended 30 June 2025	Six months ended 30 June 2024 (re-presented)(1)
Underlying EBITDA - discontinued operations*	93	1,308
Depreciation and amortisation	(212)	(446)
Net finance costs	(85)	(139)
Income tax expense	–	(204)
Non-controlling interests	(8)	(90)
Underlying earnings* - discontinued operations	(212)	429

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.

Underlying earnings from discontinued operations was significantly lower largely driven by lower purchases of concentrate and the impact of flooding at Amandelbult in Platinum Group Metals (PGMs), as well as the impact in Steelmaking Coal due to the suspension of Grosvenor from July 2024, the sale of Jellinbah at the end of 2024 and the underground incident at Moranbah in March 2025. Due to the lower earnings, tax and non-controlling interests were both consequently lower.

Reconciliation from underlying EBITDA - Total Group* to underlying earnings*

$ million	Six months ended 30 June 2025	Six months ended 30 June 2024
Underlying EBITDA - Total Group*	3,048	4,980
Depreciation and amortisation	(1,342)	(1,517)
Net finance costs	(378)	(414)
Income tax expense	(746)	(1,229)
Non-controlling interests	(407)	(530)
Underlying earnings*	175	1,290

Special items and remeasurements – Continuing operations

Special items and remeasurements (after tax and non-controlling interests) from continuing operations are a net credit of $0.1 billion (H1 2024: net charge of $1.9 billion). This principally relates to tax functional currency remeasurements of $0.2 billion partially offset by restructuring costs related to the Group’s strategic change programme of $0.1 billion.

Full details of the special items and remeasurements recorded are included in note 11 to the Condensed financial statements.

6	Anglo American plc Interim Results 2025

Anglo American Preliminary Results	Financial performance

Net debt*

		2024
$ million	2025	(re-presented)(1)
Opening net debt* at 1 January	(10,623)	(10,615)
Underlying EBITDA* from subsidiaries and joint operations	2,923	3,626
Working capital movements	361	675
Other cash flows from operations	(17)	(301)
Cash flows from operations	3,267	4,000
Capital repayments of lease obligations	(133)	(167)
Cash tax paid	(612)	(739)
Dividends from associates, joint ventures and financial asset investments	28	42
Net interest(2)	(405)	(485)
Distributions paid to non-controlling interests	(220)	(257)
Sustaining capital expenditure	(1,298)	(1,495)
Sustaining attributable free cash flow*	627	899
Growth capital expenditure and other(3)	(305)	(708)
Attributable free cash flow*	322	191
Dividends to Anglo American plc shareholders	(270)	(503)
Acquisitions and disposals	(49)	–
Foreign exchange and fair value movements	69	(3)
Other net debt movements(4)	(121)	(401)
Total movement in net debt* – continuing operations	(49)	(716)
Total movement in net debt* – discontinued operations(5)	(92)	243
Closing net debt* at 30 June	(10,764)	(11,088)

(1)	The 2024 results have been restated to exclude the discontinued operations for comparability to the current year.

(2)	Includes cash outflows of $128 million (30 June 2024: outflows of $243 million), relating to interest payments on derivatives hedging net debt, which are included in cash flows from derivatives related to financing activities.

(3)	Growth capital expenditure and other includes $17 million (30 June 2024: $46 million) of expenditure on non-current intangible assets.

(4)	Includes the purchase of shares (including for employee share schemes) of $40 million and other movements in lease liabilities (excluding variable vessel leases) increasing net debt by $26 million. 30 June 2024 Includes the purchase of shares (including for employee share schemes) of $99 million and other movements in lease liabilities (excluding variable vessel leases) increasing net debt by $165 million

(5)	Includes cash received from the Jellinbah disposal of $870 million; finance leases included within held for sale at 30 June and thus excluded from net debt of $141m; offset by capital expenditure of $518 million; Valterra Platinum dividends paid to non-controlling interests of $297 million and the net debt impact of the demerger of Valterra Platinum of $151 million including tax and transaction costs. 30 June 2024 includes cash flows from discontinued operations of $1,117 million; partially offset by capital expenditure of $762 million and cash tax paid of $145 million.

Net debt (including related derivatives) of $10.8 billion has increased by $0.2 billion from 31 December 2024. Net debt at 30 June 2025 represented gearing (net debt to total capital) of 29% (31 December 2024: 27%). The net debt to EBITDA ratio increased to 1.8x (31 December 2024: 1.3x), as a result of the slightly higher net debt coupled with the lower underlying EBITDA. This is temporarily elevated as the portfolio transitions, with proceeds from expected divestments to be used to deleverage.

Cash flow

Cash flows from operations and Cash conversion* – Continuing operations

Cash flows from operations decreased to $3.3 billion (30 June 2024: $4.0 billion), reflecting the lower Underlying EBITDA from subsidiaries and joint operations and lower working capital inflow of $0.4 billion (30 June 2024: inflow of $0.7 million). An inventory inflow of $0.6 billion was partly offset by a $0.2 billion payables outflow.

These factors contributed to the Group’s cash conversion increasing to 108% (30 June 2024: 93%).

Anglo American plc Interim Results 2025	7

Anglo American Preliminary Results	Financial performance

Capital expenditure* – Continuing operations

$ million	Six months ended 30 June 2025	Six months ended 30 June 2024 (re-presented)(1)
Stay-in-business	913	1,068
Development and stripping	292	258
Life-extension projects	101	173
Proceeds from disposal of property, plant and equipment	(8)	(5)
Sustaining capital	1,298	1,494
Growth projects	288	635
Total capital expenditure	1,586	2,129

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.

Capital expenditure was $0.5 billion lower compared to the prior period at $1.6 billion (30 June 2024: $2.1 billion).

Sustaining capital expenditure was lower at $1.3 billion (30 June 2024: $1.5 billion), primarily due to the Collahuasi desalinisation project spend reducing as it progresses towards completion in 2026.

Growth capital expenditure primarily relates to spend on the Woodsmith project (Crop Nutrients), the first phase of the Collahuasi debottlenecking initiative (Copper Chile) and the Kumba Ultra High Dense-Media-Separation (UHDMS) project (Iron Ore). Growth capital expenditure was lower at $0.3 billion (30 June 2024: $0.6 billion), due to the slow down in development of Woodsmith in the near term.

Attributable free cash flow* – Continuing operations

The Group’s attributable free cash flow was $0.3 billion (30 June 2024: $0.2 billion). Despite lower cash flows from operations this period of $3.3 billion (30 June 2024: $4.0 billion) driven by lower earnings and a smaller working capital outflow, a reduction in total capex to $1.6 billion (30 June 2024: $2.1 billion) and cash tax to $0.6 billion (30 June 2024: $0.7 billion) fully offset this decrease.

Other movements in net debt – Continuing operations

In addition to the movements in attributable free cash flow, the total movement in net debt was impacted by dividends to Anglo American plc shareholders, acquisitions and disposals, foreign exchange and fair value movements and other net debt movements. The dividend paid to Anglo American plc shareholders reduced to $0.3 billion (30 June 2024: $0.5 billion), driven by a reduction in underlying earnings.

Shareholder returns

In line with the Group’s established dividend policy to pay out 40% of underlying earnings, the Board has proposed an interim dividend of 40% of first half total underlying earnings, equal to $0.07 per share (30 June 2024: $0.42 per share), equivalent to $0.1 billion (30 June 2024: $0.5 billion).

Balance sheet

Net assets decreased by $3.0 billion to $25.6 billion (31 December 2024: $28.5 billion), driven principally by the demerger of the PGMs business, whereby net assets of $5.6 billion were demerged. This was partially offset by the recognition of a financial asset investment of $2.3 billion as at 30 June 2025 for the residual 19.9% holding in the PGMs business held at fair value.

Attributable ROCE* – Continuing operations

Attributable ROCE decreased to 9% (30 June 2024: 12%). Attributable underlying EBIT decreased to $2.0 billion (30 June 2024: $3.1 billion), reflecting the impact of lower underlying EBITDA. Average attributable capital employed decreased to $22.8 billion (2024: $25.6 billion), primarily due to the impact from the impairment recognised in the prior year at De Beers.

8	Anglo American plc Interim Results 2025

Anglo American Preliminary Results	Financial performance

Liquidity and funding

Group liquidity was $12.0 billion (31 December 2024: $15.3 billion), comprising $5.8 billion of cash and cash equivalents (31 December 2024: $8.1 billion) and $6.2 billion of undrawn committed facilities (31 December 2024: $7.2 billion).

In March 2025, the Group partially bought back Euro and US dollar denominated bonds with maturities in 2027 and 2028. The Group used $1.0 billion of cash to retire $1.0 billion of contractual repayment obligations (including derivatives hedging the bonds).

Consequently, the weighted average maturity on the Group’s bonds increased to 7.8 years (31 December 2024: 7.6 years).

Attractive growth options

Anglo American continues to evolve its portfolio of competitive, world-class assets towards those future-enabling products that are essential for decarbonising the global economy, improving living standards, and supporting food security. In addition to these expansion opportunities, we also have value-accretive adjacencies in our portfolio where we expect significant value to be unlocked.

Growth projects (metrics presented on a 100% basis unless otherwise indicated)

Progress and current expectations in respect of our key growth projects are as follows:

Operation	Scope	Capex $bn	Remaining capex $bn	First production
Copper
Collahuasi	Debottlenecking investment in additional crushing capacity and flotation cells is expected to increase plant throughput from c.170 ktpd to c.185 ktpd, adding production of c.10 ktpa (44% share) on average from 2026.	c.0.2 (44% share)	c.0.1 (44% share)	2026

	Further investments in debottlenecking initiatives have been approved and are expected to expand the existing plant to the total permitted capacity of 210 ktpd and will add c.15 ktpa (44% share) of production from late 2027.	c.0.3 (44% share)	c.0.3 (44% share)	Late 2027

	Beyond that, studies and permitting are required to be finalised for a fourth processing line in the plant and mine expansion that would add up to c.150 ktpa (44% share) of production from the early 2030s. The desalination plant that is currently under construction has been designed to accommodate capital efficient expansion in light of the growth potential at the asset.		Subject to ongoing studies, permitting, and approvals
Quellaveco	The plant throughput was initially permitted to a level of 127.5 ktpd and a change in legislation in June 2024 has increased the permit allowance from 5% to 10%, enabling throughput of up to c.140 ktpd.

In order to maximise throughput within the parameters of the current EIA permit, a rapid permit to increase throughput to 150 ktpd plus the 10% allowance was obtained in 2025. This provides added flexibility to design optimal throughput for the plant with limited configuration changes, subject to sectorial permits associated with the specific design and water availability.

	In light of this, the stage one expansion has been approved and will increase throughput to c.142 ktpd by late 2026, involving installation of a second pebble crusher and additional floatation cells.	c. 0.1	c.0.1	Late 2026

	Efforts will continue to further debottleneck the plant, while conducting early studies to support Quellaveco’s long-term expansion prospects.		Subject to ongoing studies, permitting and approvals

Anglo American plc Interim Results 2025	9

Anglo American Preliminary Results	Financial performance

Operation	Scope	Capex $bn	Remaining capex $bn	First production
Sakatti	Polymetallic greenfield project in Finland containing copper, nickel, platinum, palladium, gold, silver and cobalt. The mine design has been updated to reflect the latest studies and production profile, expected to deliver 60-80 ktpa copper equivalent production from a state-of-the-art mine design with minimal surface footprint. The EIA was approved by the Finnish authorities in 2023 and we are progressing with work to augment existing studies in support of a Natura 2000 update.		Subject to ongoing studies, permitting, and approvals	Early 2030s
Los Bronces	A memorandum of understanding with Codelco was signed in February 2025 to implement a joint mine plan between Los Bronces and Andina, which is expected to contribute an additional c.60 ktpa copper equivalent production (average over 2030-2051).		Subject to definitive agreement, ongoing studies, permitting, and approvals.	2030

	Work is progressing towards a definitive agreement in H2 2025, with the joint mine plan expected to start from 2030.

The underground project will partly replace lower grade open-pit tonnes with higher grade underground tonnes. It is located 5 km from the existing pit and will use the same plant and tailings deposit capacity used by the current operation, without requiring any additional fresh water.

The underground development was permitted as part of the wider Los Bronces integrated project permit granted in 2023. Studies are under way with the aim being to develop a modern operation with minimal surface impact while maximising value delivery from the project.

	Timing of the underground project is under review, dependent on the finalisation of the joint mine plan agreement with Codelco. The joint mine plan excludes the endowments related to Los Bronces underground.			Beyond 2030
Premium iron ore
Minas-Rio	The implementation of recleaner flotation columns to enable higher throughput while maintaining product quality. The average impact on production from the implementation of the recleaners from 2028 to 2040 is expected to be ~2.8 Mtpa.	c.0.3	c.0.2	2028

	The acquisition of the neighbouring Serpentina resource from Vale completed in Q4 2024. Serpentina is of a higher iron ore grade than Minas-Rio’s ore and contains predominantly softer friable ore that together are expected to translate into lower unit costs and capital requirements.		Subject to studies, permitting and approvals.

	The combination of Minas-Rio with the scale and quality of the Serpentina endowment provides a high value option to double Minas-Rio’s production. Vale will also have an option to acquire an additional 15% shareholding in the enlarged Minas-Rio for cash (at fair value calculated at the time of exercise of the option), if and when certain events relating to a future expansion occur. Near-term access to the Serpentina ore as well as the potential future expansion are both subject to obtaining normal licences, which are expected to take a number of years.
Kumba	The conversion of Sishen’s Dense Media Separation plant to an UHDMS plant will enable Sishen to reduce its ROM cut-off grade (from 48% to 40%) and produce more premium-grade product (from less than 20% to more than 50% of production)	c.0.6	c.0.4	2028

10	Anglo American plc Interim Results 2025

Anglo American Preliminary Results	Financial performance

Operation	Scope	Capex $bn	Remaining capex $bn	First production
Crop Nutrients
Woodsmith	New polyhalite (natural mineral fertiliser) mine being developed in North Yorkshire, UK. Expected to produce a premium quality, comparatively low carbon fertiliser suitable for organic use. Final design capacity of c.13 Mtpa is expected, subject to studies and approval.	Refer to page 23 for more information on project progress

Life-extension projects (metrics presented on a 100% basis unless otherwise indicated)

Progress and current expectations in respect of our key life-extension projects are as follows:

Operation	Scope	Capex $bn	Remaining capex $bn	Expected first production
Diamonds
Venetia

The Venetia underground is a replacement for the open pit and currently is expected to produce c.4Mctpa. First production was achieved in 2023 with ramp-up over the next few years as development continues.

		c.2.3	c.0.6	Achieved in June 2023

	The Venetia Underground Project is undergoing a review in order to optimise cost, capital and production in light of the current market environment.
Jwaneng	9 Mctpa (100% basis) replacement for Cuts 7 and 8. This will extend the life of the mine by 9 years to 2036.	c.0.4 (19.2% share)	c.0.1 (19.2% share)	2027

Technology projects(1)

The Group continues to invest in technology projects that relate to its FutureSmart MiningTM approach, including the delivery of Anglo American’s Sustainable Mining Plan targets, particularly those that relate to safety, energy, emissions and water. The Group has optimised its technology programme, focusing only on those technologies that will bring the most benefit to the operating assets and development projects, as well as determining the most effective manner to execute these programmes. For more information on technology, please refer to our 2024 Integrated Annual Report, from page 62.

(1)	Expenditure relating to technology projects is included within operating expenditure, or if it meets the accounting criteria for capitalisation, within Growth capital expenditure.

Anglo American plc Interim Results 2025	11

Anglo American Preliminary Results

Sustainability performance

Sustainable Mining Plan

Anglo American’s longstanding and holistic approach to sustainability helps to build trust with our employees and stakeholders across society, reduces operational risk and delivers direct financial value for our business. Our reputation as a responsible mining company supports our ability to access future resource development opportunities, both from the significant endowments within our business and more broadly – critical to delivering our growth ambitions.

Our Sustainable Mining Plan is designed to be a flexible, living plan and we continue to evolve it as we learn and make progress, and as technologies develop, while also ensuring it stays relevant and suitably stretching, in tune with our employees’ and stakeholders’ ambitions for our business. We are finalising an update to the Sustainable Mining Plan to both reflect the Group’s future portfolio, and to ensure that our sustainability ambitions deliver tangible value to our many stakeholders at a local level, where it matters most. Progress against the existing Sustainable Mining Plan targets is discussed below.

Zero mindset

Occupational safety

We tragically lost two colleagues in fatal incidents in the first half of 2025. On 4 February, Mr Edvan de Jesus Pinto Bogea, a colleague working for MIP Engenharia, a contractor company working on the construction of the Filtering Plant Project at Minas-Rio in Brazil was fatally injured in a fall from height incident during construction activities. On 20 April, Mr Felix Kore, a colleague working at the Unki PGMs mine in Zimbabwe was fatally injured in a mobile equipment incident.

The loss of a colleague is a profound reminder of how deeply safety matters. It affects not just the workplace, but every life connected to it, and we keep them in our thoughts at this very difficult time. We must remain focused and vigilant at all times, staying alert to hazards and the risks that surround us.

We are pleased to report continued progress in our safety performance during the first half of 2025. Our Total Recordable Injury Frequency Rate (TRIFR) has shown a sustained downward trend, building on the improvements achieved in 2024 (2024 FY: 1.57; 2025 H1: 1.20). Importantly, we have also seen a consistent decline in High Potential Incidents, reflecting the effectiveness of our risk mitigation strategies and operational discipline.

These improvements in our lagging safety indicators are underpinned by strong performance in key leading indicators. Hazard reporting remains robust, demonstrating a proactive reporting culture across our operations. Visible Felt Leadership continues to drive accountability and engagement at all levels. Planned maintenance is being executed with precision, reducing unplanned work and enhancing reliability.

Our commitment to safety is unwavering, and these results reflect the strength of our systems, our people, and our leadership. We remain focused on continuous improvement to ensure a safe and sustainable operating environment.

Occupational health

Our health and well-being strategy, aligned with the World Health Organization (WHO) Healthy Workplace model, has been updated to include Total Worker Health concepts that integrate actions to support the health and well-being of our workforce and host communities. This integrated strategy incorporates our WeCare well-being programme and other social performance activities, including our livelihoods-support programmes. It requires us to work synergistically to support our people and achieve our health and well-being goals.

Occupational diseases

To date in 2025, there were four reported new cases of occupational disease, all of which were hearing loss related to historic noise exposure (2024 H1: 9; 2024 FY: 19, of which 14 were related to noise exposure and one was musculoskeletal). The challenge in occupational disease reporting is that many hazards do not cause immediately detectable health harms, with most occupational diseases not clinically definable until many years post exposure. This means disease cases reported in a given year reflect accumulated and/or past working conditions and exposures. This is termed “latency of presentation”, and the challenge underscores the importance of ongoing robust environment monitoring, comprehensive worker education and health surveillance, regularly updated risk assessments, and proactive control of hazards with levels over the Occupational Exposure Limit. This is why reduction and prevention strategies to control all known workplace hazards down to scientifically proven protective levels remain an ongoing focus at Anglo American.

12	Anglo American plc Interim Results 2025

Anglo American Preliminary Results	Sustainability Performance

We continue to maintain efforts on quality data and evolving the reporting of our health data to help inform our future decision making.

Healthy environment

Our existing Sustainable Mining Plan includes commitments to be a leader in environmental stewardship. These include our aims, by 2030, to reduce operational greenhouse gas (GHG) emissions (Scopes 1 and 2) by 30%; achieve a 50% reduction in fresh water abstraction in water scarce areas; and deliver net-positive impacts in biodiversity across our managed operations.

Climate change

In the first half of 2025, Scope 1 and 2 GHG emissions for the current portfolio, including PGMs, were 14% lower than the same period in 2024. This was largely driven by the shutdown of the Grosvenor mine at Steelmaking Coal and the Mortimer smelter at PGMs, as well as planned lower production at some assets, compared to 2024.

We are making progress towards achieving carbon neutrality across our operations by 2040. Compared with 2019, when our emissions peaked, by 2024 we had delivered a 31% reduction in our total Scope 1 and 2 emissions. Year-on-year improvements in the management of methane in our steelmaking coal business made the largest contribution to this reduction, with the completion of our renewable energy rollout in South America in 2023 also making a significant contribution. A major milestone so far in 2025 was the shift of our managed operations in Australia to 100% renewable electricity supply. Added to our South American operations, which have been supplied with 100% renewable electricity since 2023, this means that approximately 60% of the global grid supply for the current Anglo American portfolio (including PGMs) is currently drawn from renewable sources.

We continue to make progress towards addressing Anglo American’s largest remaining current source of Scope 2 emissions – our electricity supply in southern Africa. Our jointly owned renewable energy venture with EDF Power Solutions, known as Envusa Energy, is continuing construction of three renewable energy projects, known as the Koruson 2 cluster. These projects, located on the border of the Northern and Eastern Cape provinces of South Africa, are designed to have a total capacity of 520 MW of wind and solar electricity generation. In the first half of 2025, the Anglo American Board approved construction of a 63MW solar plant on one of the waste rock dumps at Kumba’s Sishen mine.

Water

With more than 80% of our global assets (including PGMs) located in water scarce areas, we need to reduce our dependence on fresh water and are working on a number of projects and technologies to help us achieve our fresh water reduction targets.

By the end of 2024, we had reduced fresh water withdrawals by 27% against the 2015 baseline that informs the Sustainable Mining Plan target of a 50% reduction in fresh water withdrawals by 2030. At mid-year 2025, fresh water withdrawals are down an additional 27% compared to H1 2024. Our operations continue to improve their water re-use and recycling rates, reducing their reliance on fresh water. Group-wide water efficiency increased to 86% in 2024 (2023: 84%). This focus on efficiency continues at all our operations throughout 2025, with reported H1 2025 efficiency at 85%.

Biodiversity

As custodians of the land and ecosystems around our operations, we seek to improve the footprint of our operations and direct our efforts towards delivering positive and lasting environmental outcomes for host communities and our wide range of stakeholders.

We have now completed detailed biodiversity baseline assessments across all our managed operations, defining and assessing significant biodiversity features including key habitats and species, as well as identifying those ecosystems that require protection and restoration. The progress towards Net Positive Impact (NPI) was reassessed in 2023, enabling us to begin developing each site’s pathway to maintaining an NPI position throughout the life of the asset. Detailed biodiversity management programmes have been developed for each site and have been independently reviewed by our NGO partners.

We continue to implement a range of biodiversity programmes across our its operations to support delivery of the Biodiversity Management Plans. These include large-scale land conservation at El Soldado and Minas-Rio, restoration of degraded land at Los Bronces, and connecting fragmented ecosystems at Kumba and Minas-Rio. At Quellaveco, collaboration with International Union for Conservation of Nature and UNEP World Conservation Monitoring Centre is advancing species monitoring while also supporting community engagement and afforestation. Collectively, these initiatives contribute to species protection, ecosystem restoration, data sharing, and long term biodiversity resilience across landscapes.

Anglo American plc Interim Results 2025	13

Anglo American Preliminary Results	Sustainability Performance

Thriving communities

We continue working to strengthen and broaden our social performance competencies through embedding our social performance management system – the Social Way – across Anglo American. Through the implementation of the Social Way, which we believe is one of the most robust and comprehensive social performance management systems in the mining sector, we protect and enable both business and stakeholder value. Through our collaborative regional development initiatives, we are working actively to support local and regional economies, as well as the lives and livelihoods of the communities where we operate.

In 2024 we completed an efficiency review of the Social Way Assurance programme and the revised approach to assurance will be piloted in H2 2025.

Since the launch of our Sustainable Mining Plan, we have supported more than 157,000 off site jobs through livelihoods programmes. One example of where we are offering support beyond traditional social investment is our Impact Finance Network (IFN), which supports local growth-stage SMEs to prepare for and access funding from investors, provides pre-investment technical assistance, investor matching and catalytic capital and unlocks impact capital at scale, working with partners to build effective impact investment ecosystems. To date, the IFN has provided technical assistance and matching to more than 100 companies globally, supporting more than 53,000 jobs and raising over $117 million of third-party capital. Building off the work in southern Africa, we now have a strong footprint in South America. We are into our third year of operation in Chile and into our second year in Peru, while rolling out the IFN to Brazil, with a pilot running to the end of 2025.

Trusted corporate leader

Tightly linked to our safety imperative and our Values, we strive to create a workplace that places people at its heart. We are committed to promoting an inclusive and diverse environment where every colleague is valued and respected for who they are, and has the opportunity to fulfil their potential.

At mid-year 2025, we have continued to increase female representation across the business for our management population, reaching 36%. In addition, in regard to female representation on the Executive Leadership Team (ELT) we have increased to 30% (from 25% at the end of 2024). Female representation on the ELT, plus those reporting to an ELT member, increased to 35% (from 34% in 2024). In addition to ELT representation, we continue to work on other key performance metrics, such as the percentage of women in the overall workforce, which has remained at 26%.

To demonstrate the high standards to which we operate, we have actively worked with multi-stakeholder groups developing and adopting some of the most trusted sustainability certification programmes for the mining sector, including the Initiative for Responsible Mining Assurance (IRMA) and the Responsible Jewellery Council (RJC).

Having met our Sustainable Mining Plan interim target of having half of our operations undergo third-party audits against recognised responsible mine certification systems in 2022, we continue to work towards our 2025 target to have initiated third-party audits of all our relevant operations.

Sites that have undergone third-party assessment include:

–	Minas-Rio and Barro Alto mines in Brazil are the first iron ore and nickel-producing mines in the world to complete an IRMA audit. Both mines achieved the IRMA 75 level of performance.

–	Kolomela and Sishen mines in South Africa are the first iron ore mines in Africa to complete IRMA audits, achieving an IRMA 75 level of performance.

–	Los Bronces and El Soldado copper operations have achieved The Copper Mark certification. Our first audits in Steelmaking Coal, using the Towards Sustainable Mining (TSM) standard, were completed at the Capcoal and Aquila mines.

The success of our business is shared with a wide range of stakeholders, including national governments and host communities, through the significant corporate tax, mining tax and royalty payments that we make. Total taxes and royalties borne and taxes collected amounted to $1,991 million, a 20% decrease compared with the $2,481 million paid in the prior reporting period.

14	Anglo American plc Interim Results 2025

Anglo American Preliminary Results

The Board

Changes to the composition of the Board in 2025 are set out below.

As announced in December 2024, Anne Wade joined the Board as a non-executive director and a member of the Board’s Audit and Sustainability committees on 1 January 2025.

At the date of this report, five (45%) of the 11 Board directors are female and two (18%) identify as minority ethnic. The names of the directors at the date of this report and the skills and experience our Board members contribute to the long term sustainable success of Anglo American are set out on the Group’s website:

www.angloamerican.com/about-us/leadership-team

Principal risks and uncertainties

Anglo American is exposed to a variety of risks and uncertainties which may have a financial, operational or reputational impact on the Group, and which may also have an impact on the achievement of social, economic and environmental objectives.

The principal risks and uncertainties facing the Group relate to the following:

–	Catastrophic and natural catastrophe risks

–	Product prices

–	Geopolitical

–	Cybersecurity

–	Permitting and regulatory

–	Operational performance

–	Safety

–	Corruption

–	Portfolio and organisational transformation

–	Community stakeholder conflict

–	Water

–	Pandemic

–	Climate change

The Group is exposed to changes in the economic environment, including tax rates and regimes, as with any other business. Details of any key risks and uncertainties specific to the period are covered in the business reviews on pages 16–30. Details of relevant tax matters are included in note 7 to the Condensed financial statements. The principal risks and uncertainties facing the Group at the 2024 year end are set out in detail in the strategic report section of the Integrated Annual Report 2024, published on the Group’s website www.angloamerican.com, on 3 March 2025.

Anglo American plc Interim Results 2025	15

Copper

Operational and financial business review

Copper

Operational and financial metrics

	Production volume	Sales volume	Price	Unit cost*	Group revenue*	Underlying EBITDA*	EBITDA margin*	Underlying EBIT*	Capex*	ROCE*

	kt(1)	kt(2)	c/lb(3)	c/lb(4)	$m(5)	$m		$m	$m
Copper Total	342	345	436	155	3,666	1,756	48%	1,214	712	18%
Prior period	394	391	429	152	3,875	2,038	53%	1,564	855	25%
Copper Chile	186	192	444	211	2,142	715	33%	360	543	13%
Prior period	247	242	437	176	2,455	1,196	49%	893	620	33%
Los Bronces(6)	80	82	n/a	248	813	293	36%	126	121	n/a
Prior period	97	92	–	241	873	369	42%	244	146	–
Collahuasi(7)	83	86	n/a	181	859	379	44%	253	403	n/a
Prior period	125	127	–	119	1,204	782	65%	654	463	–
Other operations(8)	22	24	n/a	n/a	470	43	9%	(19)	19	n/a
Prior period	24	23	–	–	378	45	12%	(5)	11	–
Copper Peru (Quellaveco)(9)	157	153	427	88	1,524	1,041	68%	854	169	23%
Prior period	147	149	415	112	1,420	842	59%	671	235	17%

(1)	Shown on a contained metal basis. Reflects copper production from the Copper operations in Chile and Peru only (excludes copper production from the PGMs business).

(2)	Shown on a contained metal basis. Excludes 175 kt third-party sales (30 June 2024: 168 kt).

(3)	Represents realised copper price and excludes impact of third-party sales.

(4)	C1 unit cost includes by-product credits. Total copper unit cost is a weighted average.

(5)	Group revenue is shown after deduction of treatment and refining charges (TC/RCs).

(6)	Figures on a 100% basis (Group’s share: 50.1%).

(7)	44% share of Collahuasi production, sales and financials.

(8)	Other operations form part of the results of Copper Chile. Production and sales are from El Soldado mine (figures on a 100% basis, Group’s share: 50.1%). Financials include El Soldado and Chagres (figures on a 100% basis, Group’s share: 50.1%), third-party trading, projects, including Sakatti, and corporate costs. El Soldado mine C1 unit costs increased by 16% to 259c/lb (30 June 2024: 224c/lb).

(9)	Figures on a 100% basis (Group’s share: 60%).

Operational performance

Copper Chile

Copper production of 185,600 tonnes decreased by 25% (30 June 2024: 246,500 tonnes), due to the anticipated lower grade and lower copper recovery at Collahuasi and the planned closure of the smaller of the two Los Bronces processing plants.

At Los Bronces, production decreased by 17% to 80,300 tonnes (30 June 2024: 97,100 tonnes), primarily due to the impact of the smaller Los Bronces processing plant being put on care and maintenance at the end of July 2024, partially offset by higher ore grade (0.54% vs 0.48%) and copper recovery.

At Collahuasi, Anglo American’s attributable share of copper production decreased by 33% to 83,400 tonnes (30 June 2024: 125,000 tonnes), due to anticipated lower ore grade (0.91% vs 1.13%) as well as lower copper recovery and throughput associated with lower ore feed quality from processing lower grade stockpiles and temporary water supply constraints.

Production at El Soldado decreased by 10% to 21,900 tonnes (30 June 2024: 24,400 tonnes), principally due to planned lower grade (0.88% vs 0.94%).

16	Anglo American plc Interim Results 2025

Copper

Copper Peru

Quellaveco production increased by 6% to 156,600 tonnes (30 June 2024: 147,300 tonnes), reflecting strong plant performance and higher grades (0.77% vs 0.73%). As planned, in 2025, the mine is expected to average similar grades as 2024, while the next phases are opened and developed, allowing for greater flexibility in the medium and long term. Optimising plant stability and throughput remains a priority during 2025 as we continue to work to improve recoveries, including at the coarse particle recovery plant.

Markets

	30 June 2025	30 June 2024
Average market price (c/lb)	428	412
Average realised price (Copper Chile – c/lb)	444	437
Average realised price (Copper Peru – c/lb)	427	415

The differences between the market price and the realised prices are largely a function of provisional pricing adjustments and the timing of sales across the period.

Copper prices were volatile during the first half of 2025 as strong Chinese refined demand and a tariff-related surge in US refined copper imports were partly offset by uncertainty regarding the wider economic impact of US tariffs. The LME copper price averaged 428 c/lb, up 4% from the comparative period (30 June 2024: 412 c/lb), with the anticipation of Section 232 tariffs on copper driving a 127% period-on-period surge in US refined imports during the first 5 months of the year, drawing refined copper away from more typical demand centres in Asia and Europe. Chinese refined demand has remained robust, despite evolving US trade policies, while longer term copper prices are expected to remain well-supported by continued electrification and energy transition infrastructure investment.

Financial performance

Underlying EBITDA for Copper decreased by 14% to $1,756 million (30 June 2024: $2,038 million), driven by lower sales volumes, despite the higher copper price.

Copper Chile

Underlying EBITDA decreased by 40% to $715 million (30 June 2024: $1,196 million), primarily driven by lower sales volumes and higher unit costs, partially offset by higher copper prices. C1 unit costs increased by 20% to 211 c/lb (30 June 2024: 176 c/lb), reflecting the impact of lower production coupled with a shift in the production mix between Los Bronces and Collahuasi, partially offset by the benefit of higher by-product credits, lower treatment and refining charges and a weaker Chilean peso.

Capital expenditure decreased by 12% to $543 million (30 June 2024: $620 million), driven by expected lower expenditure at Collahuasi on the desalination plant project and a weaker Chilean peso.

Copper Peru

Underlying EBITDA increased by 24% to $1,041 million (30 June 2024: $842 million), reflecting higher sales volumes and prices as well as lower C1 unit costs. C1 unit costs decreased by 21% to 88 c/lb (30 June 2024: 112 c/lb), reflecting the benefit from lower treatment and refining charges, lower fuel and maintenance contract costs as well as the deferral of some costs into the second half of the year.

Capital expenditure decreased by 28% to $169 million (30 June 2024: $235 million), due to rephasing of spend on the tailings management facility and completion of tailings dam phases.

Operational outlook

Copper Chile

Los Bronces

Los Bronces is a world-class copper deposit, accounting for more than 2% of the world’s known copper resources. A single phase with harder ore is currently been mined, and until the economics improve, the smaller (c.40% of total plant capacity) Los Bronces processing plant will remain on care and maintenance.

Good progress is being made in the development of Donoso 2, the next phase of the mine, which has higher grade and softer ore. Development activities for this phase continue and it is expected to be fully opened by early 2027. The first phase of the Los Bronces integrated water security project is also ongoing, which will secure a large portion of the mine’s water needs through a desalinated water supply from 2026.

Anglo American plc Interim Results 2025	17

Copper

The permitted Los Bronces integrated project work is progressing as planned. For the mine pit expansion, the first mine phase development has already started, and for Los Bronces underground, the pre-feasibility study is advancing and is expected to be finalised during the second half of 2025.

Collahuasi

Collahuasi is a world-class orebody with significant growth potential, accounting for more than 2% of the world´s known copper resources with over 2.6 billion tonnes of sulphide Ore Reserves at 0.96% TCu grade. The mine is currently transitioning between phases in the main Rosario pit and is expected to continue drawing on lower grade stockpiles over the coming period, while remaining focused on optimising plant feed to mitigate the impact of this transitional period and completing the key debottlenecking projects. Various debottlenecking options have been approved and are in execution that are expected to add c.25,000 tonnes per annum (tpa) (our 44% share) of production from late 2027. Beyond that, studies and permitting are under way for a fourth processing line in the plant and mine expansion that would add up to c.150,000 tpa (our 44% share) of production. Timing of that expansion is subject to the permitting process; depending on permit approval, first production could follow from the early 2030s.

A desalination plant is currently under construction that will meet a large portion of the mine’s water requirements by mid-2026 when fully operational and has been designed to accommodate capital-efficient expansion to support the fourth processing line expansion project. Until then, the operation continues to progress mitigation measures to optimise and reduce water consumption, as well as securing third-party water sources including the provision of ultra-filtered sea water that was delivered in July for system testing and is expected to ramp-up during the second half of 2025.

El Soldado

Production in 2025 is expected to return to 2023 production levels (c.40,000 tpa) due to planned lower grades, before declining to 30,000–35,000 tpa until end of mine life which is expected by mid-2028. Options to extend the life of the mine beyond 2028 are being evaluated.

Copper Chile

These factors are reflected in the unchanged guidance provided on pages 31-33. Production guidance for Chile for 2025 is 380,000–410,000 tonnes, subject to water availability, and is expected to be weighted to the second half of 2025 given the impact from lower grades in the first half from Collahuasi, particularly in Q1.

2025 unit cost guidance is c.195 c/lb(1). The first half unit cost of 211 c/lb, was higher than guidance, reflecting the impact of the production mix between Los Bronces and Collahuasi.

Copper Peru

Quellaveco in Peru remains a cornerstone in our portfolio of world-class copper assets, designed to produce on average c.300,000 tonnes of copper per annum in its first 10 years of operation.

In the latter part of 2023, a revised mine plan was put into place due to a localised geotechnical fault. The stripping and mine development work is progressing well, with other lower grade phases being mined and opened up to increase the flexibility in the mine. After five years of operating, maintenance will be carried out on the concentrator, including the mills and conveyors; this is expected to occur in 2027 and 2028, modestly impacting production in those years.

There is significant expansion potential that could sustain production beyond the initial high-grade area. The original plant throughput design capacity was 127,500 tonnes per day (tpd) and a change in legislation in the middle of 2024 increased the permit allowance from 5% to 10%, enabling throughput to increase from 133,800 tpd to c.140,000 tpd. In order to maximise throughput within the parameters of the current Environmental Impact Assessment permit, a rapid permit to increase throughput to 150,000 tpd plus the 10% allowance was obtained in 2025. This provides added flexibility to design optimal throughput for the plant with limited configuration changes, subject to sectorial permits associated with the specific design and water availability.

In light of this, the stage one expansion has been approved and will increase throughput to c.142,000 tpd by late 2026, involving the installation of a second pebble crusher and additional flotation cells. This project represents the first stage to full optimisation of the plant with minimal capital investment, delivering robust returns. Efforts will continue to further debottleneck the plant, while conducting early studies to support Quellaveco’s long-term expansion prospects, underpinned by an exploration drilling campaign below and around the current pit shell, which to date has yielded promising results.

18	Anglo American plc Interim Results 2025

Copper

These factors are reflected in the unchanged guidance provided on pages 31-33. Production guidance for Peru for 2025 is 310,000–340,000 tonnes. 2025 unit cost guidance is c.100 c/lb(1). The first half unit cost of 88 c/lb was lower than guidance, reflecting higher molybdenum volumes due to mine phasing with strong pricing realisations, the impact of mine sequencing and lower treatment and refining charges.

(1)	The copper unit costs are impacted by FX rates and pricing of by-products, such as molybdenum. 2025 unit cost guidance was set at c.950 CLP:USD for Chile and c.3.75 PEN:USD for Peru.

Anglo American plc Interim Results 2025	19

Iron Ore

Iron Ore

Operational and financial metrics

	Production volume	Sales volume	Price	Unit cost*	Group revenue*	Underlying EBITDA*	EBITDA margin*	Underlying EBIT*	Capex*	ROCE*
	Mt(1)	Mt(1)	$/t(2)	$/t(3)	$m	$m		$m	$m
Iron Ore Total	31.4	31.0	89	35	3,224	1,410	44%	1,055	520	18%
Prior period	30.7	29.5	93	37	3,296	1,413	43%	1,171	495	21%
Kumba Iron Ore(4)	18.2	18.7	91	39	1,886	849	45%	645	246	38%
Prior period	18.5	18.1	97	39	1,988	888	45%	742	266	47%
Iron Ore Brazil (Minas-Rio)	13.1	12.3	86	29	1,338	561	42%	410	274	12%
Prior period	12.3	11.4	86	33	1,308	525	40%	429	229	14%

(1)	Production and sales volumes are reported as wet metric tonnes. Product is shipped with c.1.5% moisture from Kumba and c.9% moisture from Minas-Rio.

(2)	Prices for Kumba Iron Ore are the average realised export basket price (FOB Saldanha) (wet basis). Prices for Minas-Rio are the average realised export basket price (FOB Brazil) (wet basis). Prices for total iron ore are a blended average.

(3)	Unit costs are reported on an FOB wet basis. Unit costs for total iron ore are a weighted average.

(4)	Sales volumes, stock and realised price could differ to Kumba’s stand-alone reported results due to sales to other Group companies.

Operational performance

Kumba(1)

Total production of 18.2 Mt is marginally lower than the prior period (30 June 2024: 18.5 Mt) reflecting a flexible production approach to managing Sishen and Kolomela as an integrated complex. Production was 6% lower at Sishen at 12.4 Mt (30 June 2024: 13.2 Mt) following a proactive drawdown of high mine stockpiles in the first quarter and maintenance activities in the second quarter. This was mostly offset by an increase of 12% at Kolomela to 5.9Mt (30 June 2024: 5.3Mt) due to the improved third-party rail availability to the mine.

Sales volumes increased by 3% to 18.7 Mt (30 June 2024: 18.1 Mt), due to improved equipment availability at Saldanha Bay Port.

The third-party rail performance improved by 0.8 Mt to 18.9 Mt (30 June 2024: 18.1 Mt) due to improved running times. Total finished stock remained broadly flat in the first six months of the year at 7.4 Mt, with stock at the mines decreasing by 0.5 Mt to 6.4 Mt and stock at the port increasing by 0.5 Mt to 1.0 Mt.

Minas-Rio

Minas-Rio delivered a strong performance in the first six months of the year, with production increasing by 7% to 13.1 Mt (30 June 2024: 12.3 Mt). This performance was underpinned by improved mass recovery at the beneficiation plant, which in turn was driven by reduced ore variability, higher iron ore content, enhanced operational discipline and stability through improved equipment availability to ensure consistent ore feed supply.

Markets

	30 June 2025	30 June 2024
Average market price (Platts 62% Fe CFR China – $/tonne)	101	118
Average market price (MB 65% Fe Fines CFR – $/tonne)	113	131
Average realised price (Kumba export – $/tonne) (FOB wet basis)	91	97
Average realised price (Minas-Rio – $/tonne) (FOB wet basis)	86	86

The Platts 65-62 differential averaged $12/dmt in H1 2025, down from $13/dmt in H1 2024, reflecting a shift in demand towards low to mid-grade iron ore. The shift has prompted consecutive narrowing of the spread throughout the first six months of the year, as steelmakers sought to reduce costs amid sustained margin pressure. The lump premium averaged $0.1514/dmtu in H1 2025, up from $0.1339/dmtu a year earlier, supported by a significant decline in metallurgical coke prices that incentivised greater lump usage in blast furnace operations.

Kumba’s FOB realised price of $91/wet metric tonne (wmt) was above the equivalent Platts 62% Fe FOB Saldanha market price (adjusted for moisture) of $84/wmt in the first six months of the year. The premiums for iron content (64.1% Fe) and lump product (approximately 67%) were partially offset by provisionally priced sales volumes.

20	Anglo American plc Interim Results 2025

Iron Ore

Minas-Rio’s pellet feed product is higher grade (with iron content of c.67% and lower impurities) so the MB 65 Fines index is used when referring to the Minas-Rio product. The Minas-Rio realised price of $86/wmt FOB was 5% higher than the equivalent MB 65 FOB Brazil index (adjusted for moisture) of $82/wmt FOB, benefitting from the premium for our high quality product, including higher (~67%) Fe content, partially offset by provisionally priced sales volumes.

Financial performance

Underlying EBITDA for Iron Ore remained broadly flat at $1,410 million (30 June 2024: $1,413 million), as a 4% lower realised iron ore price was fully offset by a 5% increase in sales volumes.

Kumba(1)

Underlying EBITDA was 4% lower at $849 million (30 June 2024: $888 million), as the lower realised price was largely offset by higher sales volumes. Unit costs were maintained at $39/tonne (30 June 2024: $39/tonne), as a result of ongoing cost optimisation work that offset the effects of inflation and the stronger South African rand.

Capital expenditure decreased by 8% to $246 million (30 June 2024: $266 million) reflecting lower stay-in-business spend as a result of optimisation initiatives and phasing as projects are ramping up in the second half of the year, partially offset by higher deferred stripping capitalisation.

Minas-Rio

Underlying EBITDA increased by 7% to $561 million (30 June 2024: $525 million), driven primarily by higher sales volumes and lower unit cost. Unit costs decreased by 12% to $29/tonne (30 June 2024: $33/tonne), mainly due to a weaker Brazilian real and higher production volumes.

Capital expenditure was 20% higher at $274 million (30 June 2024: $229 million), primarily associated to the tailings filtration project, which is expected to start up in early 2026.

Operational outlook

Kumba

Production is expected to remain at 35–37 Mtpa in the near term, apart from 2026, which is expected to decrease by c.4Mt to 31-33 Mtpa reflecting the tie-in of the Ultra High Dense-Media-Separation (UHDMS) project which was announced by Kumba in August 2024. Unit costs are expected to be between $39–40/tonne during this three-year period.

These factors are reflected in the unchanged guidance provided on pages 31-33. Production guidance for 2025 is 35– 37Mt, subject to third-party rail and port availability and performance. 2025 unit cost guidance is c.$39/tonne(2). The first half unit cost of $39/tonne was in line with guidance.

(1)	Production and sales volumes, stock and realised price are reported on a wet basis and could differ from Kumba’s stand-alone results due to sales to other Group companies.

Minas-Rio

An inspection of the 529 km pipeline that carries iron ore slurry from the plant to the port is planned for Q3 2025. Plant maintenance has been scheduled to coincide with the operational stoppage. Pipeline inspections take place every five years and are validated by external consultants and agreed with the Brazilian Environmental Authorities.

These factors are reflected in the unchanged guidance provided on pages 31-33. Production guidance for 2025 is 22–24 Mt. 2025 unit cost guidance is c.$32/tonne(2). The first half unit cost of $29/tonne, was lower than guidance, due to production volumes being weighted to the first half of the year.

Following a record 12-month performance of 25 million tonnes in 2024, focus will remain on delivering consistent and stable production, while increasing the maturity of the capital projects to sustain and grow production volumes as well as improving the mine plan to minimise ore feed quality variability. In light of the completion of the transaction to integrate the contiguous Serra da Serpentina high-grade iron ore resource, options to maximise long-term value are currently being evaluated.

In parallel, Minas-Rio is focused on increasing tailings storage capacity. The tailings filtration plant project is on track for completion by early 2026 and alternative, additional disposal options continue to be studied.

(2)	2025 unit cost guidance was set at c.18.60 ZAR:USD for Kumba and c.5.75 BRL:USD for Minas-Rio.

Anglo American plc Interim Results 2025	21

Manganese

Manganese

Operational and financial metrics

	Production volume	Sales volume	Group revenue*	Underlying EBITDA*	EBITDA margin*	Underlying EBIT*	Capex*	ROCE*
	Mt	Mt	$m	$m		$m	$m
Manganese	1.1	0.9	147	(11)	(7)%	(52)	–	(50)%
Prior period	1.1	1.2	219	11	5%	(35)	–	(53)%

Operational performance

Attributable manganese ore production decreased 4% to 1.1 Mt (30 June 2024: 1.1 Mt), reflecting the temporary suspension of the Australian operations since March 2024 as a result of the impact of tropical cyclone Megan, with operations resuming in Q2 2025. Export shipping activities resumed progressively in the second half of May.

The sale of the South African manganese alloy smelter, which has been on care and maintenance since March 2020 completed in June, in line with expectations.

Financial performance

Underlying EBITDA decreased by 200% to a loss of $11 million (30 June 2024: $11 million profit), primarily driven by a 22% decrease in export sales following the damage caused by the tropical cyclone in March 2024 at the Australian operation and the weaker average realised manganese ore price, which was partially offset by lower operating costs. Insurance proceeds of $40 million (40% attributable share basis) for the cyclone damage have been received in the first six months of this year (taking the total received since the incident to $160 million).

High grade manganese ore prices (Metal Bulletin 44% manganese ore CIF China) averaged $4.53/dmtu in the first six months of the year, down 18% from the same period last year (30 June 2024: $5.54/dmtu), reflecting the market normalisation in the second half of 2024 following the cyclone damage to critical infrastructure at the South32 Australian operation in March and subsequent recovery in overall seaborne supply. Despite the growing use of manganese in batteries, margins in the main consumer steel industry remained weak in early 2025, leading to subdued demand in the key consuming regions of China and Europe, and prices have drifted down again to more normal levels.

22	Anglo American plc Interim Results 2025

Crop Nutrients

Crop Nutrients

Operational and financial metrics

	Production volume	Sales volume	Group revenue*	Underlying EBITDA*	EBITDA margin*	Underlying EBIT*	Capex*	ROCE*
			$m	$m		$m	$m
Crop Nutrients	n/a	n/a	78	(30)	n/a	(30)	184	n/a
Prior period	–	–	86	(22)	–	(22)	500	–
Woodsmith project	n/a	n/a	1	n/a	n/a	n/a	184	n/a
Prior period	–	–	–	–	–	–	500	–
Other(1)	n/a	n/a	77	(30)	n/a	(30)	n/a	n/a
Prior period	–	–	86	(22)	–	(22)	–	–

(1)	Other comprises projects and corporate costs as well as the share in associate results from The Cibra Group, a fertiliser distributor based in Brazil.

Crop Nutrients

Anglo American is developing Woodsmith, a large-scale, long-life Tier 1 asset in the north east of England, to access the world’s largest known deposit of polyhalite – a natural mineral fertiliser product containing potassium, sulphur, magnesium and calcium – four of the six nutrients that every plant needs to grow.

The Woodsmith project is located on the North Yorkshire coast, just south of Whitby, where polyhalite ore will be extracted via two 1.6 km deep mine shafts (a service shaft and a production shaft) and then transported to the port area in Teesside via an underground conveyor belt in a 37 km mineral transport system (MTS) tunnel, thereby minimising any environmental impact on the surface. The polyhalite can then be developed into POLY4, our comparatively low-carbon multi-nutrient polyhalite product, at a materials handling facility in the port area, before being exported to a network of customers around the world from the priority access port facility.

Progress update

Woodsmith project

In 2024, the Group announced that in order to support deleveraging of the balance sheet, it will be slowing the pace of development of the Woodsmith project in the near-term. Crop Nutrients is one of the three businesses within the simplified portfolio and, as such, the current focus is on preserving the exceptional long-term value of this high quality asset. The transition to slowdown status was completed in Q1 2025 with activities now focused on critical value-adding works to de-risk the overall project schedule, preserve progress in areas that are in care and maintenance, and further optimise certain scopes of the project to be ready for ramp-up when conditions allow.

Shaft sinking activities are continuing on the service shaft in order to progress through the Sherwood sandstone strata – a water-bearing layer of hard rock. As planned during H1 2025, initial sinking activities in the sandstone, grouting and installation of water-tight liner (tubbing) have been completed. Good progress has been made to date, and the learnings from these initial activities will help progress shaft sinking in the second half of the year and confirm key assumptions on the overall project development schedule. Sinking activities on the production shaft were paused in June 2024. Tunnel boring activities have continued at a significantly reduced pace, which will continue during 2025. The tunnel has now reached c.29.6 km, approximately 80% of the total 37 km length.

Value-preservation work during the slowdown period also includes maintenance of key permits and preservation of land rights to allow project ramp-up in due course, and execution of the critical study programme, focused on enhancing the project’s configuration to enable efficient, scalable mining methods and optimising additional infrastructure. The critical study programme re-scoping considers the revised capital schedule and development plan and importantly allows us to review project and business development opportunities, to optimise our business plans prior to ramping up again when conditions allow.

Before the project would be sanctioned for full development and consideration by the Board for approval, three conditions need to be met. First, a feasibility study would need to be completed, which requires sufficient information from the sandstone strata to confirm key assumptions. The second condition is a clear pathway to syndication for value. Finally, the Group’s balance sheet would need to be sufficiently deleveraged.

Anglo American plc Interim Results 2025	23

Crop Nutrients

The expected final design capacity remains c.13 Mtpa, subject to ongoing studies and approval. Work is also continuing to identify and secure one or more strategic syndication partners for Woodsmith ahead of consideration by the Board for approval and subsequent project ramp-up, anticipated from 2027.

Forecast capital expenditure for 2025 remains c.$0.3 billion, focused on core infrastructure, with $184 million spent during the first half of this year (H1 2024: $500 million). We will continue to fund our Thriving Communities programmes that focus on education and supporting vulnerable young people. We also engage regularly with local stakeholders and community partners to ensure that they are informed of changes to the project and any concerns are addressed.

Market development

Polyhalite products provide farmers with a fertiliser solution to tackle the three key challenges facing the food industry today – the increasing demand for food from less available land; the need to reduce the environmental impact of farming; and the deteriorating health of soils.

In February 2025, we published a report looking into the “Future of Fertiliser”. This report brought together the voices of a diverse group of 74 agricultural experts from around the world and across the food value chain to consider how agriculture will have changed by 2050. Their opinions confirmed the need for the fertiliser industry to adapt to recognise the value of sustainability, balanced nutrition, and soil health. The qualities and characteristics of POLY4, confirmed through over 2,000 field demonstrations to date on over 80 crops, fit neatly into the long-term gaps the agricultural industry is facing. To further validate this, we are also continuing progress on our pioneering five-year research project with the International Atomic Energy Agency, an organisation within the United Nation’s Food and Agriculture Organization (FOA) announced in 2024, into the beneficial impact polyhalite could have in reducing salt levels in soil – a major factor in the degradation of soil health globally.

We are continuing focused research and market development activities to maintain relationships and better understand demand for POLY4 and potential for polyhalite products.

Woodsmith remains a Tier 1 asset aligned with the demand trends of decarbonisation and food security. Anglo American has high confidence, backed by its proven track record in project delivery, to develop the Woodsmith project once the critical studies have been completed, the pathway to syndication is clear and the balance sheet is suitably deleveraged.

24	Anglo American plc Interim Results 2025

De Beers – Diamonds

De Beers – Diamonds

Operational and financial metrics(1)

	Production volume	Sales volume	Price	Unit cost*	Group revenue*	Underlying EBITDA*	EBITDA margin(6)	Underlying EBIT*	Capex*	ROCE*
	‘000 cts	‘000 cts(2)	$/ct(3)	$/ct(4)	$m(5)	$m		$m	$m
De Beers	10,214	11,005	155	87	1,952	(189)	(10)%	(303)	172	(17)%
Prior period	13,312	11,945	164	85	2,247	300	13%	150	264	(4)%
Botswana	7,223	n/a	120	39	n/a	227	n/a	204	34	n/a
Prior period	9,697	–	145	36	–	177	–	150	32	–
Namibia	1,166	n/a	340	215	n/a	78	n/a	58	7	n/a
Prior period	1,194	–	435	270	–	84	–	66	18	–
South Africa	1,075	n/a	75	97	n/a	(48)	n/a	(72)	71	n/a
Prior period	1,103	–	93	107	–	(13)	–	(41)	164	–
Canada	750	n/a	60	59	n/a	27	n/a	20	52	n/a
Prior period	1,318	–	80	51	–	41	–	23	28	–
Trading	n/a	n/a	n/a	n/a	n/a	(260)	(16)%	(262)	–	n/a
Prior period	–	–	–	–	–	58	3%	56	–	–
Other(7)	n/a	n/a	n/a	n/a	n/a	(213)	n/a	(251)	8	n/a
Prior period	–	–	–	–	–	(47)	–	(104)	22	–

(1)	Prepared on a consolidated accounting basis, except for production, which is stated on a 100% basis except for the Gahcho Kué joint operation in Canada, which is on an attributable 51% basis.

(2)	Total sales volumes on a 100% basis were 12.3 million carats (30 June 2024: 12.7 million carats). Total sales volumes (100%) include De Beers Group’s joint arrangement partners’ 50% proportionate share of sales to entities outside De Beers Group from Diamond Trading Company Botswana and Namibia Diamond Trading Company.

(3)	Pricing for the mining businesses is based on 100% selling value post-aggregation of goods. Realised price includes the price impact of the sale of non-equity product and, as a result, is not directly comparable to the unit cost.

(4)	Unit cost is based on consolidated production and operating costs, excluding depreciation and operating special items, divided by carats recovered.

(5)	Includes rough diamond sales of $1.7billion (30 June 2024: $2.0 billion).

(6)	EBITDA margin on a total reported basis. On an equity basis, and excluding the impact of non-mining activities, third-party sales, purchases, trading, brands and diamond desirability, and corporate, the adjusted EBITDA margin is 45% (30 June 2024: 40%).

(7)	Other includes Element Six, brands and diamond desirability, and Corporate.

Markets

Rough diamond trading conditions remained challenging in the first half of 2025 as both the diamond midstream and downstream adopted a cautious approach to restocking amid broader market uncertainty, coupled with continued surplus polished inventory in the midstream.

While a stabilisation of polished diamond prices in the first quarter of the year temporarily supported an improvement in industry sentiment, polished trading slowed again in the second quarter amid increased uncertainty surrounding US tariffs announced in April.

Although wholesale rough and polished diamond trading conditions remained difficult, consumer demand for diamond jewellery was broadly stable in the first half of the year. Demand in the US held steady year-to-date, though the full impact of the tariffs has yet to be seen. In India, leading retailers reported double-digit growth in the first quarter of the year. Meanwhile, the rate of decline in China appears to be slowing, while demand in Japan and the Gulf remains robust.

Operational performance

Mining

Rough diamond production reduced by 23% to 10.2 million carats (30 June 2024: 13.3 million carats), reflecting a proactive production response to the prolonged period of lower demand and higher than normal levels of inventory in the midstream.

Anglo American plc Interim Results 2025	25

De Beers – Diamonds

In Botswana, production was reduced by 26% to 7.2 million carats (30 June 2024: 9.7 million carats), as a result of planned actions to lower production at Jwaneng and Orapa, as well as extended maintenance at Orapa(1) and putting the Letlhakane Tailings Treatment Plant on care and maintenance as part of the planned production response.

Production in Namibia was flat at 1.2 million carats (30 June 2024: 1.2 million carats), as planned actions to lower production at Debmarine Namibia were offset by planned higher grade mining and better recoveries at Namdeb.

In South Africa, production was flat at 1.1 million carats (30 June 2024: 1.1 million carats). The output from the Venetia underground project remains much lower than during the prior open-pit operations, with the capital spend being rephased as part of De Beers’ cash preservation initiatives. Production is expected to increase over the next few years as the underground project continues its ramp-up in line with the recently reconfigured plan.

Production in Canada decreased by 43% to 0.8 million carats (30 June 2024: 1.3 million carats) due to the planned treatment of lower grade ore.

Financial performance

Challenging rough diamond trading conditions persisted through the first half of 2025 with total revenue declining to $2.0 billion (30 June 2024: $2.2 billion). This was driven by a 13% reduction in rough diamond sales to $1.7 billion (30 June 2024: $2.0 billion), reflecting the subdued demand and lower realised price.

The H1 2025 consolidated average realised price decreased by 5% to $155 per carat, reflecting the impact of a 14% decrease in the average rough price index, partially offset by stronger demand for higher-value stones impacting the sales mix in Q2 2025.

Whilst the business generated positive cashflow, the consequential impact of the declining price index and the impact of stock rebalancing initiatives with specific assortments being sold at lower margins, resulted in an underlying EBITDA loss of $189 million (H1 2024: income of $300 million). Further, H1 2024 benefitted from the one- off sale of a non-diamond royalty right of $127 million. Unit costs of $87/ct (30 June 2024: $85/ct) were broadly flat, as the impact of lower rough diamond production volumes were offset by cost reduction initiatives across the operations, a temporary mine sequencing benefit at Venetia and lower in-port maintenance costs at Debmarine Namibia due to timing.

Capital expenditure decreased by 35% to $172 million (30 June 2024: $264 million), predominantly due to cash preservation and optimisation initiatives. This includes the rephasing of Venetia underground life-extension and rationalisation of stay-in-business capex spend.

Corporate strategy

De Beers advanced delivery of its Origins strategy, with a focus on strengthening the appeal of natural diamonds through key partnerships and targeted campaigns to revitalise natural diamond marketing. In India, new initiatives were introduced to deepen the cultural resonance of natural diamonds and enhance retail engagement. These included launching a national natural diamond marketing campaign, the launch of a new collection in collaboration with leading Indian jeweller, Tanishq, and providing support for independent jewellers via the Gem and Jewellery Export Promotion Council (GJEPC).

In the US, De Beers advanced the roll-out of its DiamondProofTM verification device – empowering retailers and consumers to easily distinguish natural from lab-grown diamonds – backed by promotional activity. The company also unveiled its first category-defining ‘Beacon’ product in over a decade to increase consumer desire for natural diamonds, alongside the formal launch of ORIGIN – De Beers Group: a branded loose diamond programme powered by the TracrTM blockchain, offering full provenance and product storytelling for retail partners.

De Beers was also a signatory to the Luanda Accord, a landmark commitment between government and industry representatives to promote natural diamonds and drive global demand.

De Beers remains on track to achieve its strategic goals, including committed overhead cost savings through 2025.

26	Anglo American plc Interim Results 2025

De Beers – Diamonds

Brands and Diamond Desirability

De Beers Jewellers, rebranded as De Beers London at the beginning of the year, continued to deliver on its re-set plan, with a focus on design-led pieces and high jewellery collections, despite ongoing market challenges. The brand also continues to build its global presence with new flagship stores in key markets. In April, it launched a flagship store in Dubai Mall in partnership with the Chalhoub Group, a renowned partner for luxury across the Middle East. Preparations are also underway for the launch of its Paris flagship store.

Forevermark continues its transformation into a premium finished jewellery brand, with a focus on growth opportunities in India. Four new stores are expected to open in Mumbai and Delhi during the second half of 2025. Forevermark’s legacy business continues its planned global ramp-down.

Market outlook

Near-term rough diamond trading conditions remain subdued amid continued tariff-related uncertainty. While the risk of a US recession has eased, high geopolitical and macroeconomic uncertainty continues to dampen sentiment.

Medium-term recovery prospects are supported by diamond producers seeking to adjust supply to meet prevailing demand, and a gradual improvement in demand, particularly in China.

Differentiation between natural and synthetic or laboratory-grown diamonds (LGDs) continues. Falling wholesale LGD prices and growing consumer awareness of the low production costs of LGDs are driving their positioning as low-cost fashion jewellery.

The outlook for natural diamonds is further bolstered by growing demand for verified provenance. TracrTM, the pioneering blockchain traceability platform developed by De Beers, now provides single-country origin information for all gem quality diamonds over 0.5 carats – aligning with new G7 import rules.

Operational outlook

Production guidance for 2025 remains at 20–23 million carats (100% basis). De Beers continues to monitor rough diamond trading conditions and will respond accordingly.

Unit cost guidance for 2025 is c.$94/carat(2). The first half unit cost of $87/carat is lower than guidance, reflecting the impact of mine sequencing at Venetia and timing of in-port maintenance at Debmarine Namibia.

(1)	Orapa constitutes the Orapa Regime which includes Orapa, Letlhakane and Damtshaa. Letlhakane was placed on care and maintenance March 2025, and Damtshaa has been on care and maintenance since 2021.

(2)	Unit cost is based on De Beers’ proportionate consolidated share of costs and associated production. 2025 unit cost guidance was set at c.18.60 ZAR:USD.

Anglo American plc Interim Results 2025	27

Corporate and Other

Corporate and Other

Financial metrics

	Group revenue*	Underlying EBITDA*	Underlying EBIT*	Capex*
	$m	$m	$m	$m
Corporate and Other	186	19	(59)	(2)
Prior period (2)	233	(68)	(227)	15
Exploration	n/a	(55)	(55)	–
Prior period (2)	–	(60)	(60)	–
Corporate activities and unallocated costs(1)	186	74	(4)	(2)
Prior period (2)	233	(8)	(167)	15

(1)	Revenue within Corporate activities and unallocated costs primarily relates to third-party shipping activities, as well as the Marketing business’ trading activities from energy solutions and other ancillary products.

(2)	Comparative figures are re-presented to include Nickel trading activities that are outside the perimeter of the sale of the Nickel business as well intercompany interest transactions with discontinued operations. Refer to note 4 to the Condensed financial statements for more detail.

Financial overview

Exploration

Exploration expenditure was $55 million, 8% lower than the prior period (30 June 2024: $60 million), due to planned lower spend.

Corporate activities and unallocated costs

Underlying EBITDA was $74 million (30 June 2024: $8 million loss). The improved result was primarily driven by cost savings following the initiation of the transformational changes and the consequent refocusing on key strategic projects. This more than offset reduced margins from the Marketing business’ shipping activities due to lower freight rates.

28	Anglo American plc Interim Results 2025

Discontinued Operations

Discontinued Operations

Operational and financial metrics

	Production volume(1)	Sales volume(3)	Price(4)	Unit cost*	Group revenue*	Underlying EBITDA*	EBITDA margin*	Underlying EBIT*	Capex*	ROCE*
	koz/Mt/t(2)	koz/Mt/t(2)		$/PGM oz/ $/t/c/lb(5)	$m	$m		$m	$m
PGMs	1,188	1,134	1,506	1,149	1,773	199	11%	49	353	3%
Prior period	1,755	1,974	1,442	976	2,796	675	24%	481	455	17%
Steelmaking Coal(6)	4.3	3.8	164	136	708	(149)	(21)%	(206)	149	(14)%
Prior period	8.0	7.9	265	125	2,108	592	28%	346	257	20%
Nickel	19,300	19,800	6.28	473	280	43	10%	38	16	11%
Prior period	19,500	19,000	6.85	505	329	41	12%	35	50	8%

(1)	PGMs production reflects own mined production and purchase of metal in concentrate. PGM volumes consist of 5E metals and gold. SMC production volumes are saleable tonnes, excluding thermal coal production of 0.5 Mt (H1 2024: 0.5 Mt). Includes production relating to third- party product purchased and processed at Anglo American’s operations, and may include some product sold as thermal coal.

(2)	PGMs volumes measured in koz, Steelmaking Coal in Mt and Nickel in t.

(3)	PGM sales volumes exclude tolling and third-party trading activities. SMC sales volumes exclude thermal coal sales of 0.8 Mt (H1 2024: 0.7 Mt). Includes sales relating to third-party product purchased and processed by Anglo American.

(4)	Price for a basket of goods per PGM oz. The dollar basket price is the net sales revenue from all metals sold (PGMs, base metals and other metals) excluding trading and foreign exchange translation impacts, per PGM 5E + gold ounces sold (own mined and purchase of concentrate) excluding trading, and measured in $/PGM oz. SMC price is realised price is the weighted average hard coking coal and PCI export sales price achieved at managed operations, measured in $/t. Nickel shows its realised price, measured in $/lb.

(5)	PGMs unit cost is total cash operating costs (includes on-mine, smelting and refining costs only) per own mined PGM ounce of production, measured in $/PGM oz. SMC unit cost is FOB unit cost comprises managed operations and excludes royalties, measured in $/t. Nickel is C1 unit cost, measured in c/lb.

(6)	Anglo American’s attributable share of Jellinbah is 23.3%. Anglo American agreed the sale of its 33.33% stake in Jellinbah in November 2024, and this transaction has now completed on 29 January 2025. The results from Jellinbah post 1 November 2024, after the sale was agreed, did not accrue to Anglo American and have been excluded. Jellinbah production in H1 2024 was 1.6 Mt.

PGMs

The PGMs business was classified as ‘held for distribution’ from 30 April 2025 upon the approval of the demerger resolution at the Group AGM. The demerger subsequently took effect on 31 May 2025, resulting in five months being consolidated in 2025 compared to six months in 2024.

Operational performance

Total PGM metal-in-concentrate production decreased by 32% to 1,188,400 ounces (30 June 2024: 1,755,100 ounces). Excluding June 2024 (on a like-for-like basis), production decreased by 18% primarily due to the Kroondal transition to a 4E toll arrangement which commenced in September 2024, and heavy flooding at the start of the year at Amandelbult, which then impacted operations for the remainder of the period.

PGM sales volumes decreased by 43% to 1,134,000 ounces (30 June 2024: 1,973,600 ounces). On a like-for-like basis, sales were 31% lower due to the lower production, triennial stock take at the Base Metal Refinery, as well as the comparative period benefitting from a drawdown of finished goods.

Financial performance

Underlying EBITDA decreased to $199 million (30 June 2024: $675 million). On a like-for-like basis, EBITDA decreased by 55% driven by the lower sales volumes and the flooding at Amandelbult. The own mined unit cost increased by 18% to $1,149/PGM ounce (30 June 2024: $976/PGM ounce). On a like-for-like basis, unit costs increased by 17%, predominantly driven by the lower own-mined production and flood recovery costs at Amandelbult.

Capital expenditure of $353 million was 22% lower (30 June 2024: $455 million). On a like-for-like basis, capex was 4% lower due to planned lower growth spend following a reprioritisation and rephasing of projects.

Anglo American plc Interim Results 2025	29

Discontinued Operations

Steelmaking Coal

Anglo American agreed the sale of its 33.33% stake in Jellinbah in November 2024, and this transaction completed on 29 January 2025, with proceeds of $0.9 billion received. The results from Jellinbah post 1 November 2024, after the sale was agreed, did not accrue to Anglo American and have been excluded.

On 25 November 2024, the signing of definitive agreements to sell the entirety of our remaining Steelmaking Coal business was announced, generating up to $3.8 billion in aggregate gross cash proceeds.

The Moranbah-Grosvenor joint operations and Jellinbah associate were classified as held for sale as at 31 December 2024. The remainder of the Steelmaking Coal business was held for sale on 15 March 2025 following expiry of the relevant pre-emptive rights. We continue to believe that the event that occurred on 31 March 2025 at the Moranbah North steelmaking coal mine in Australia does not constitute a Material Adverse Change (MAC) in accordance with the definitive agreements signed with Peabody in November 2024, such belief reinforced by the substantial regulatory progress made towards a restart of the operation. We continue to work constructively with Peabody towards completing the transaction and we are fulfilling our responsibilities under the sale agreements. Anglo American reserves its rights under the definitive agreements with Peabody and is confident in its legal position.

Operational performance

Production decreased by 46% to 4.3 Mt (30 June 2024: 8.0 Mt), reflecting the suspension of mining at the Grosvenor longwall operation during the first six months of this year, following the underground fire on 29 June 2024, and the sale of Jellinbah. Production was also impacted by the underground incident at Moranbah on 31 March 2025, with operations remaining temporarily suspended. These decreases were partially offset by increased production from the Aquila underground operation reflecting strong performance of the longwall coupled with improved ground conditions, as well as higher production at the Capcoal open cut operation due to mine sequencing.

At Moranbah, significant progress has been made since the re-entry to the underground area in mid-April. Maintenance and development operations resumed in early June and work is now well progressed to prepare the longwall panel for restart. Approval to move the shearer from the tailgate to the maingate to undertake maintenance activities was recently received - and in so doing, will provide useful dynamic data for validating our controls, as we move towards a risk-based, safe and structured restart of the longwall. Subject to final approval from the regulator, we intend to use remote operation at the restart for a period of time, as part of a moderated ramp-up as we work safely to reach steady state production. At Grosvenor, we continue to work with the regulator to complete the remaining requirements for re-entry approval – a critical milestone that will enable our teams to return underground, conduct visual inspections and continue our readiness activities.

Financial performance

Underlying EBITDA loss of $149 million (30 June 2024: gain of $592 million), as a result of lower sales volumes, which includes the impact of the Jellinbah sale, a 38% decrease in the weighted average realised price for steelmaking coal and $60 million non-operational costs associated with Grosvenor. Unit costs increased by 9% to $136/tonne (30 June 2024: $125/tonne), primarily reflecting the impact of lower production from Moranbah, which as an underground operation has a higher proportion of fixed costs.

Capital expenditure decreased to $149 million (30 June 2024: $257 million), primarily reflecting the reduced spend at Grosvenor following the underground fire in June 2024.

Nickel

Anglo American has entered into a definitive agreement to sell the Nickel business to MMG Singapore Resources Pte. Ltd, subject to relevant approvals. The Nickel business was classified as held for sale on 18 February 2025 following the announcement of the signed sale and purchase agreement.

Operational performance

Nickel production decreased by 1% to 19,300 tonnes (30 June 2024: 19,500 tonnes), due to expected lower grade.

Financial performance

Underlying EBITDA increased to $43 million (30 June 2024: $41 million), primarily due to the lower unit cost and higher sales volumes, partially offset by lower realised price. Unit costs decreased by 6% to 473 c/lb (30 June 2024: 505 c/ lb), reflecting the benefit of cost efficiencies, particularly energy, lower input prices and the weaker Brazilian real.

Capital expenditure of $16 million was lower than 30 June 2024 of $50 million, reflecting lower capitalised stripping costs.

30	Anglo American plc Interim Results 2025

Guidance summary

Guidance summary

Production and unit costs

	Unit costs	Production volumes
	2025F	Units	2025F	2026F	2027F
Simplified portfolio
Copper(1)	c.151 c/lb	kt	690–750	760–820	760-820
Iron ore(2)	c.$36/t	Mt	57–61	54–58	59-63
Exiting businesses
Diamonds(3)	c.$94/ct	Mct	20–23	26–29	28-31

Further commentary on the operational outlook is included within the respective business reviews on pages 16-30.

Note: Unit costs exclude royalties, depreciation and include direct support costs only. 2025 unit cost guidance was set at: c.950 CLP:USD, c.3.75 PEN:USD, c.5.75 BRL:USD, c.18.60 ZAR:USD, c.1.60 AUD:USD. Subject to macro-economic factors.

(1)	Copper business only. On a contained-metal basis. Total copper production is the sum of Chile and Peru. Unit cost total reflects a weighted average using the mid-point of production guidance. 2025 Chile: 380–410 kt; Peru 310–340 kt. 2026 Chile: 440–470 kt; Peru: 320–350 kt. 2027 Chile: 450-480 kt; Peru 310-340 kt. In 2025, copper production is impacted by lower grades at most of our operations in Chile. In 2026, production benefits from improved grades at Collahuasi in Chile and higher plant throughput in Peru. In 2027, production benefits from higher grades at Los Bronces and higher throughput at Collahuasi in Chile, partially offset by slightly lower production in Peru due to planned plant maintenance, including mills and conveyors. Chile production is subject to water availability, and is expected to be weighted to the second half of 2025 given the impact from lower grades in the first half from Collahuasi, particularly in Q1. 2025 unit cost guidance for Chile is c.195 c/lb and for Peru is c.100 c/lb. The copper unit costs are impacted by FX rates and pricing of by-products, such as molybdenum.

(2)	Wet basis. Total iron ore is the sum of Kumba and Minas-Rio. Unit cost total reflects a weighted average using the mid-point of production guidance. 2025 Kumba: 35–37 Mt; Minas-Rio: 22–24 Mt. 2026 Kumba: 31–33 Mt; Minas-Rio: 23–25 Mt. 2027 Kumba: 35-37 Mt; Minas-Rio: 24-26 Mt. In 2025, Minas-Rio production guidance reflects a pipeline inspection (that occurs every five years), planned for the third quarter of the year. In 2026, Kumba production is lower by c.4 Mt due to tie-in activities required for the ultra-high-dense-media-separation (UHDMS) project which was announced by Kumba in August 2024. Kumba production is subject to the third-party rail and port availability and performance. 2025 unit cost guidance for Kumba is c.$39/tonne and for Minas-Rio is c.$32/tonne.

(3)	Production is on a 100% basis except for the Gahcho Kué joint operation, which is on an attributable 51% basis. Production is lower in 2025 and 2026 reflecting the challenging rough diamond trading conditions. De Beers continues to monitor rough diamond trading conditions and will respond accordingly. Unit cost is based on De Beers’ proportionate consolidated share of costs and associated production.

Anglo American plc Interim Results 2025	31

Guidance summary

Capital expenditure ($bn)(1)

Current portfolio	2025F	2026F	2027F
Growth	c.$0.7bn Includes ~$0.3bn Woodsmith capex(2)	c.$0.7bn	c.$0.9bn

Sustaining	c.$2.8bn Reflects c.$2.3bn baseline, c.$0.2bn lifex projects and c.$0.3bn Collahuasi desalination plant(3)	c.$2.9bn Reflects c.$2.5bn baseline, c.$0.3bn lifex projects and c.$0.1bn Collahuasi desalination plant(3)	c.$2.8bn Reflects c.$2.5bn baseline and c.$0.3bn lifex projects

Total continuing operations(4)	c.$3.5bn	c.$3.6bn	c.$3.7bn

Sustaining	c.$1.0bn Reflects c.$0.9bn baseline, c.$0.1bn lifex projects

Total discontinued operations(4)	c.$1.0bn

Simplified portfolio	2025F	2026F	2027F
Growth	c.$0.7bn Includes ~$0.3bn Woodsmith capex(2)	c.$0.7bn	c.$0.9bn

Sustaining	c.$2.4bn Reflects c.$2.0bn baseline, c.$0.1bn lifex projects and c.$0.3bn Collahuasi desalination plant(3)	c.$2.3bn Reflects c.$2.2bn baseline, c.$0.1bn Collahuasi desalination plant(3)	c.$2.1bn Reflects c.$2.1bn baseline

Total	c.$3.1bn	c.$3.0bn	c.$3.0bn

Further details on Anglo American’s high quality growth and life-extension projects, including details of the associated volumes benefit, are disclosed on pages 9-11.

Long term sustaining capital expenditure for the simplified portfolio is expected to be $2.0 billion per annum(5), excluding life-extension projects.

32	Anglo American plc Interim Results 2025

Guidance summary

Other guidance

–	2025 depreciation for continuing operations: $2.3-2.5 billion

–	2025 underlying effective tax rate for continuing operations: 44-48%(6)

–	Long-term underlying effective tax rate (simplified portfolio): 38-42%(6)

–	Dividend payout ratio: 40% of underlying earnings

–	Net debt:EBITDA: <1.5x at the bottom of the cycle

(1)	Cash expenditure on property, plant and equipment including related derivatives, net of proceeds from disposal of property, plant and equipment, and includes direct funding for capital expenditure from non-controlling interests. Guidance includes unapproved projects and is, therefore, subject to the progress of project studies, permitting and approval. Refer to the Interim 2025 results presentation for further detail on the breakdown of the capex guidance at project level.

(2)	Woodsmith operating costs for 2025 and 2026 are expected to be c.$0.1 billion and c.$0.1billion, respectively.

(3)	Collahuasi desalination capex shown includes related infrastructure, with other water management projects included in baseline sustaining. Attributable share of capex at 44%.

(4)	Capex guidance for continuing operations includes Copper, Iron Ore, Crop Nutrients and De Beers. Capex guidance for discontinued operations includes a full year of Steelmaking Coal and Nickel as well as the actual five-months of spend at PGMs. The c.$0.1 billion of lifex for discontinued operations relates to PGMs.

(5)	Long-term sustaining capex guidance is shown on a 2025 real basis and is for the simplified portfolio.

(6)	Underlying effective tax rate guidance is highly dependent on a number of factors, including the mix of profits and any relevant tax reforms impacting the countries where we operate, and may vary from guidance, and will be impacted by the timing of the exit of De Beers from the portfolio.

Anglo American plc Interim Results 2025	33

Further information

For further information, please contact:

Media	Investors

UK James Wyatt-Tilby james.wyatt-tilby@angloamerican.com Tel: +44 (0)20 7968 8759	UK Tyler Broda tyler.broda@angloamerican.com Tel: +44 (0)20 7968 1470

Marcelo Esquivel marcelo.esquivel@angloamerican.com Tel: +44 (0)20 7968 8891	Emma Waterworth emma.waterworth@angloamerican.com Tel: +44 (0)20 7968 8574

Rebecca Meeson-Frizelle rebecca.meeson-frizelle@angloamerican.com Tel: +44 (0)20 7968 1374	Michelle West-Russell michelle.west-russell@angloamerican.com Tel: +44 (0)20 7968 1494

South Africa Nevashnee Naicker nevashnee.naicker@angloamerican.com Tel: +27 (0)11 638 3189	Asanda Malimba asanda.malimba@angloamerican.com Tel: +44 (0)20 7968 8480

Ernest Mulibana ernest.mulibana@angloamerican.com Tel: +27 82 263 7372

Notes to editors:
Anglo American is a leading global mining company focused on the responsible production of copper, premium iron ore and crop nutrients – future-enabling products that are essential for decarbonising the global economy, improving living standards, and food security. Our portfolio of world-class operations and outstanding resource endowments offers value-accretive growth potential across all three businesses, positioning us to deliver into structurally attractive major demand growth trends.

Our integrated approach to sustainability and innovation drives our decision-making across the value chain, from how we discover new resources to how we mine, process, move and market our products to our customers – safely, efficiently and responsibly. Our Sustainable Mining Plan commits us to a series of stretching goals over different time horizons to ensure we contribute to a healthy environment, create thriving communities and build trust as a corporate leader. We work together with our business partners and diverse stakeholders to unlock enduring value from precious natural resources for our shareholders, for the benefit of the communities and countries in which we operate, and for society as a whole. Anglo American is re-imagining mining to improve people’s lives.

Anglo American is currently implementing a number of major structural changes to unlock the inherent value in its portfolio and thereby accelerate delivery of its strategic priorities of Operational excellence, Portfolio simplification, and Growth. This portfolio transformation is focusing Anglo American on its world-class resource asset base in copper, premium iron ore and crop nutrients – with the sale of our steelmaking coal and nickel businesses agreed, the demerger of our PGMs business (Anglo American Platinum, now Valterra Platinum) completed, and the separation of our iconic diamond business (De Beers) to follow.

www.angloamerican.com

Webcast of presentation:
A live webcast of the results presentation, starting at 9.00am UK time on 31 July 2025, can be accessed through the Anglo American website at www.angloamerican.com

Note: Throughout this results announcement, ‘$’ denotes United States dollars and ‘cents’ refers to United States cents. Tonnes are metric tons, ‘Mt’ denotes million tonnes and ‘kt’ denotes thousand tonnes, unless otherwise stated.

34	Anglo American plc Interim Results 2025

Further information

Group terminology
In this document, references to “Anglo American”, the “Anglo American Group”, the “Group”, “we”, “us”, and “our” are to refer to either Anglo American plc and its subsidiaries and/or those who work for them generally, or where it is not necessary to refer to a particular entity, entities or persons. The use of those generic terms herein is for convenience only, and is in no way indicative of how the Anglo American Group or any entity within it is structured, managed or controlled. Anglo American subsidiaries, and their management, are responsible for their own day-to-day operations, including but not limited to securing and maintaining all relevant licences and permits, operational adaptation and implementation of Group policies, management, training and any applicable local grievance mechanisms. Anglo American produces Group-wide policies and procedures to ensure best uniform practices and standardisation across the Anglo American Group but is not responsible for the day to day implementation of such policies. Such policies and procedures constitute prescribed minimum standards only. Group operating subsidiaries are responsible for adapting those policies and procedures to reflect local conditions where appropriate, and for implementation, oversight and monitoring within their specific businesses.

Disclaimer
This document is for information purposes only and does not constitute, nor is to be construed as, an offer to sell or the recommendation, solicitation, inducement or offer to buy, subscribe for or sell shares in Anglo American or any other securities by Anglo American or any other party. Further, it should not be treated as giving investment, legal, accounting, regulatory, taxation or other advice and has no regard to the specific investment or other objectives, financial situation or particular needs of any recipient.

Forward-looking statements and third-party information:
This document includes forward-looking statements. All statements other than statements of historical facts included in this document, including, without limitation, those regarding Anglo American’s financial position, business, acquisition and divestment strategy, dividend policy, plans and objectives of management for future operations, prospects and projects (including development plans and objectives relating to Anglo American’s products, production forecasts and Ore Reserve and Mineral Resource positions) and sustainability performance related (including environmental, social and governance) goals, ambitions, targets, visions, milestones and aspirations, are forward-looking statements. By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Anglo American or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such forward-looking statements are based on numerous assumptions regarding Anglo American’s present and future business strategies and the environment in which Anglo American will operate in the future. Important factors that could cause Anglo American’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of global demand and product prices, unanticipated downturns in business relationships with customers or their purchases from Anglo American, resource exploration and project development capabilities and delivery, recovery rates and other operational capabilities, safety, health or environmental incidents, the effects of global pandemics and outbreaks of infectious diseases, the impact of attacks from third parties on our information systems, natural catastrophes or adverse geological conditions, climate change and extreme weather events, the outcome of litigation or regulatory proceedings, the availability of mining and processing equipment, the ability to obtain key inputs in a timely manner, the ability to produce and transport products profitably, the availability of necessary infrastructure (including transportation) services, the development, efficacy and adoption of new or competing technology, challenges in realising resource estimates or discovering new economic mineralisation, the impact of foreign currency exchange rates on market prices and operating costs, the availability of sufficient credit, liquidity and counterparty risks, the effects of inflation, terrorism, war, conflict, political or civil unrest, uncertainty, tensions and disputes and economic and financial conditions around the world, evolving societal and stakeholder requirements and expectations, shortages of skilled employees, unexpected difficulties relating to acquisitions or divestitures, competitive pressures and the actions of competitors, activities by courts, regulators and governmental authorities such as in relation to permitting or forcing closure of mines and ceasing of operations or maintenance of Anglo American’s assets and changes in taxation or safety, health, environmental or other types of regulation in the countries where Anglo American operates, conflicts over land and resource ownership rights and such other risk factors identified in Anglo American’s most recent Annual Report. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this document. Anglo American expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority, the Listings Requirements of the securities exchange of the JSE Limited in South Africa, the SIX Swiss Exchange, the Botswana Stock Exchange and the Namibian Stock Exchange and any other applicable regulations) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Anglo American’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this document should be interpreted to mean that future earnings per share of Anglo American will necessarily match or exceed its historical published earnings per share. Certain statistical and other information included in this document is sourced from third party sources (including, but not limited to, externally conducted studies and trials). As such it has not been independently verified and presents the views of those third parties, but may not necessarily correspond to the views held by Anglo American and Anglo American expressly disclaims any responsibility for, or liability in respect of, such information.

©Anglo American Services (UK) Ltd 2025. TM and TM are trade marks of Anglo American Services (UK) Ltd.

Anglo American plc
17 Charterhouse Street London EC1N 6RA United Kingdom
Registered office as above. Incorporated in England and Wales under the Companies Act 1985.
Registered Number: 3564138 Legal Entity Identifier: 549300S9XF92D1X8ME43

Anglo American plc Interim Results 2025	35

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CONDENSED FINANCIAL STATEMENTS

for the six months ended 30 June 2025

Financial statements and other financial information

Contents

Primary statements
Consolidated income statement		39
Consolidated statement of comprehensive income		40
Consolidated balance sheet		41
Consolidated cash flow statement		42
Consolidated statement of changes in equity		43

Notes to the Condensed financial statements
1.	Basis of preparation	44
2.	Changes in accounting policies, estimates and disclosures	45

Financial performance
3.	Operating profit from subsidiaries and joint operations	46
4.	Financial performance by segment	47
5.	Earnings per share	51
6.	Net finance costs	53
7.	Income tax expense	54
8.	Dividends	56

Significant items
9.	Significant accounting matters	57
10.	Impairment	59
11.	Special items and remeasurements	60

Capital base
12.	Capital by segment	62
13.	Capital expenditure	64
14.	Investments in associates and joint ventures	65

Net debt and financial risk management
15.	Net debt	66
16.	Borrowings	68
17.	Financial instruments	69

Equity
18.	Non-controlling interests	72

Unrecognised items and uncertain events
19.	Events occurring after the period end	74
20.	Contingent assets and liabilities	74

Group structure
21.	Assets and liabilities held for sale	75
22.	Discontinued operations	76
23.	Disposals	79

Responsibility statement		81

Independent review report to Anglo American plc		82

Summary by operation		84

Alternative Performance Measures		88

Exchange rates and commodity prices		96

Notice of Dividend		97

38	Anglo American plc Interim Results 2025

Financial statements and other financial information	Primary statements

Consolidated income statement

for the six months ended 30 June 2025

						6 months ended 30.06.24
			6 months ended 30.06.25			(re-presented)(1)
US$ million	Note		Before special items and remeasurements	Special items and remeasurements (note 11)	Total	Before special items and remeasurements	Special items and remeasurements (note 11)	Total
Continuing operations
Revenue		4	8,965	(11)	8,954	9,579	5	9,584
Operating costs			(7,127)	(90)	(7,217)	(6,977)	(1,840)	(8,817)
Operating profit	3	4	1,838	(101)	1,737	2,602	(1,835)	767
Non-operating special items		11	–	(29)	(29)	–	9	9
Net income/(loss) from associates and joint ventures	4	14	(23)	31	8	(12)	–	(12)
Profit before net finance costs and tax			1,815	(99)	1,716	2,590	(1,826)	764
Investment income			179	–	179	175	–	175
Interest expense			(428)	–	(428)	(448)	–	(448)
Other net financing (losses)/gains			(19)	8	(11)	16	(3)	13
Net finance costs		6	(268)	8	(260)	(257)	(3)	(260)
Profit before tax			1,547	(91)	1,456	2,333	(1,829)	504
Income tax expense		7	(761)	210	(551)	(1,034)	(147)	(1,181)
Profit/(loss) for the financial period from continuing operations			786	119	905	1,299	(1,976)	(677)
(Loss)/profit for the financial period from discontinued operations		22	(204)	(2,070)	(2,274)	519	(41)	478
Profit/(loss) for the financial period Attributable to:			582	(1,951)	(1,369)	1,818	(2,017)	(199)
Non-controlling interests		18	407	103	510	528	(55)	473
Equity shareholders of the Company			175	(2,054)	(1,879)	1,290	(1,962)	(672)

Earnings/(loss) per share (US$)
Basic		5	0.15	(1.73)	(1.58)	1.06	(1.61)	(0.55)
Diluted		5	0.15	(1.73)	(1.58)	1.06	(1.61)	(0.55)

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.

Anglo American plc Interim Results 2025	39

Financial statements and other financial information	Primary statements

Consolidated statement of comprehensive income

for the six months ended 30 June 2025

US$ million	6 months ended 30.06.25	6 months ended 30.06.24 (re-presented)(1)
Loss for the financial period	(1,369)	(199)
Items that will not be reclassified to the income statement (net of tax):
Remeasurement of net retirement benefit obligation	(43)	(47)
Net revaluation gain/(loss) on equity investments	243	(6)
Items that have been or may subsequently be reclassified to the income statement (net of tax):
Net exchange differences:
Net gain (including associates and joint ventures)	739	111
Cumulative gain transferred to the income statement on disposal of foreign operations	4,804	–
Fair value movement on cash flow hedges:
Net revaluation (loss)/gain (including associates and joint ventures)	(4)	156
Other comprehensive income for the financial period (net of tax)	5,739	214
Total comprehensive income for the financial period (net of tax)	4,370	15
Attributable to:
Non-controlling interests	684	507
Equity shareholders of the Company	3,686	(492)

Attributable to:
Continuing operations	1,081	(996)
Discontinued operations	2,605	504
	3,686	(492)

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.

40	Anglo American plc Interim Results 2025

Financial statements and other financial information	Primary statements

Consolidated balance sheet

as at 30 June 2025

US$ million	Note		30.06.25	31.12.24
ASSETS
Non-current assets
Intangible assets			841	940
Property, plant and equipment			34,687	40,844
Environmental rehabilitation trusts		17	100	151
Investments in associates and joint ventures			529	587
Financial asset investments			262	292
Inventories			664	1,192
Trade and other receivables			373	432
Deferred tax assets			345	294
Derivative financial assets		17	503	116
Pension asset surplus and other non-current assets			345	358
Total non-current assets			38,649	45,206
Current assets
Inventories			3,152	5,247
Trade and other receivables			2,960	3,228
Current tax assets			182	266
Derivative financial assets		17	61	186
Financial asset investments		23	2,330	36
Cash and cash equivalents		15	5,809	8,167
Total current assets			14,494	17,130
Assets classified as held for sale		21	4,129	2,530
Total assets			57,272	64,866
LIABILITIES
Current liabilities
Trade and other payables			(3,901)	(6,092)
Short term borrowings	15	16	(1,926)	(2,019)
Provisions for liabilities and charges			(829)	(740)
Current tax liabilities			(151)	(191)
Derivative financial liabilities		17	(51)	(191)
Total current liabilities			(6,858)	(9,233)
Non-current liabilities
Trade and other payables			(190)	(190)
Medium and long term borrowings	15	16	(15,065)	(16,191)
Royalty liability		17	(511)	(478)
Retirement benefit obligations			(534)	(503)
Deferred tax liabilities			(4,653)	(6,061)
Derivative financial liabilities		17	(339)	(740)
Provisions for liabilities and charges			(2,339)	(2,574)
Total non-current liabilities			(23,631)	(26,737)
Liabilities directly associated with assets classified as held for sale		21	(1,205)	(363)
Total liabilities			(31,694)	(36,333)
Net assets			25,578	28,533
EQUITY
Called-up share capital			734	734
Share premium account			2,558	2,558
Own shares			(6,055)	(6,188)
Other reserves			(7,616)	(13,088)
Retained earnings			29,717	36,744
Equity attributable to equity shareholders of the Company			19,338	20,760
Non-controlling interests		18	6,240	7,773
Total equity			25,578	28,533

The Condensed financial statements of Anglo American plc, registered number 03564138, were approved by the Board of directors on 30 July 2025 and signed on its behalf by:

Duncan Wanblad	John Heasley
Chief Executive Officer	Chief Financial Officer

Anglo American plc Interim Results 2025	41

Financial statements and other financial information	Primary statements

Consolidated cash flow statement

for the six months ended 30 June 2025

US$ million	Note	6 months ended 30.06.25	6 months ended 30.06.24 (re-presented)(1)
Cash flows from operating activities
Profit before tax		1,456	504
Net finance costs including financing special items and remeasurements	6	260	260
Net (income)/loss from associates and joint ventures	14	(8)	12
Non-operating special items	11	29	(9)
Operating profit		1,737	767
Revenue and operating special items and remeasurements	11	101	1,835
Cash element of special items		(115)	(37)
Depreciation and amortisation		1,085	1,024
Share-based payment charges		101	113
Decrease in provisions and net retirement benefit obligations		(97)	(111)
Decrease in inventories		573	196
(Increase)/decrease in operating receivables		(28)	700
Decrease in operating payables		(185)	(221)
Other adjustments		95	(266)
Cash flows from operations		3,267	4,000
Dividends from associates and joint ventures		28	42
Income tax paid		(612)	(739)
Net cash from continuing operating activities		2,683	3,303
Net cash (used in)/from discontinued operating activities		(9)	1,117
Net cash from operating activities		2,674	4,420
Cash flows from investing activities
Expenditure on property, plant and equipment	13	(1,595)	(2,160)
Cash flows from derivatives related to capital expenditure	13	1	–
Proceeds from disposal of property, plant and equipment	13	8	5
Investments in associates and joint ventures		(20)	(20)
Expenditure on intangible assets		(17)	(46)
Net issuance of financial asset investments		(11)	–
Interest received and other investment income		161	153
Net cash outflow on disposals		(49)	–
Other investing activities		(5)	(23)
Net cash used in investing activities from continuing operations		(1,527)	(2,091)
Net cash used in investing activities from discontinued operations	23	(901)	(741)
Net cash used in investing activities		(2,428)	(2,832)
Cash flows from financing activities
Interest paid		(439)	(353)
Cash flows used in derivatives related to financing activities	15	(180)	(233)
Dividends paid to Company shareholders		(270)	(503)
Distributions paid to non-controlling interests	18	(220)	(257)
Proceeds from issuance of bonds		–	2,853
Proceeds from other borrowings		452	1,020
Capital repayment of lease obligations		(133)	(167)
Repayments of bonds and borrowings		(2,461)	(1,065)
Purchase of shares by Group companies		(39)	(102)
Other financing activities		(18)	17
Net cash (used in)/from financing activities from continuing operations		(3,308)	1,210
Net cash from/(used in) financing activities from discontinued operations		654	(324)
Net cash (used in)/from financing activities		(2,654)	886
Net (decrease)/increase in cash and cash equivalents		(2,408)	2,474
Cash and cash equivalents at start of period	15	8,134	6,074
Cash movements in the period		(2,408)	2,474
Effects of changes in foreign exchange rates		69	11
Cash and cash equivalents at end of period	15	5,795	8,559

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.

42	Anglo American plc Interim Results 2025

Financial statements and other financial information	Primary statements

Consolidated statement of changes in equity

for the six months ended 30 June 2025

US$ million	Total share capital(1)(2)	Own shares(3)	Retained earnings	Cumulative translation adjustment reserve	Other reserves(4)	Total equity attributable to equity shareholders of the Company	Non- controlling interests	Total equity
At 1 January 2024	3,292	(6,275)	40,860	(13,389)	569	25,057	6,560	31,617
(Loss)/profit for the period	–	–	(672)	–	–	(672)	473	(199)
Other comprehensive income/(loss)	–	–	(42)	73	149	180	34	214
Dividends	–	–	(503)	–	–	(503)	(296)	(799)
Equity settled share-based payment schemes	–	148	73	–	(107)	114	3	117
Treasury shares purchased(5)	–	(96)	–	–	–	(96)	–	(96)
Change in ownership interest in subsidiaries	–	–	–	–	–	–	(1)	(1)
Other	–	–	(10)	–	22	12	(1)	11
At 30 June 2024	3,292	(6,223)	39,706	(13,316)	633	24,092	6,772	30,864
Loss for the period	–	–	(2,396)	–	–	(2,396)	(193)	(2,589)
Other comprehensive loss	–	–	–	(455)	(28)	(483)	(129)	(612)
Dividends	–	–	(523)	–	–	(523)	(246)	(769)
Equity settled share-based payment schemes	–	37	(70)	–	70	37	–	37
Treasury shares purchased(5)	–	(2)	–	–	–	(2)	–	(2)
Change in ownership interest in subsidiaries (6)	–	–	31	–	(14)	17	1,571	1,588
Other	–	–	(4)	–	22	18	(2)	16
At 31 December 2024	3,292	(6,188)	36,744	(13,771)	683	20,760	7,773	28,533
(Loss)/profit for the period	–	–	(1,879)	–	–	(1,879)	510	(1,369)
Other comprehensive income/(loss)	–	–	(49)	5,371	243	5,565	174	5,739
Dividends	–	–	(270)	–	–	(270)	(545)	(815)
Equity settled share-based payment schemes	–	139	(22)	–	(39)	78	–	78
Treasury shares purchased(5)	–	(4)	–	–	–	(4)	–	(4)
Disposal	–	–	73	–	(73)	–	(1,673)	(1,673)
Distribution in specie (note 23)	–	–	(4,869)	–	–	(4,869)	–	(4,869)
Change in ownership interest in subsidiaries	–	–	5	–	–	5	(2)	3
Other	–	(2)	(16)	–	(30)	(48)	3	(45)
At 30 June 2025	3,292	(6,055)	29,717	(8,400)	784	19,338	6,240	25,578

(1)	Includes share capital and share premium.
(2)	Following the demerger of Valterra Platinum, on 1 June 2025 a share consolidation became effective with the result that the number of ordinary shares held reduced by 159,527,641 shares and the nominal value increased from 54.95 US cents to 62.39 US cents per share (rounded to 2 decimal places).
(3)	Own shares comprise shares of Anglo American plc held by the Company, its subsidiaries and employee benefit trusts.
(4)	Includes the share-based payment reserve, financial asset revaluation reserve, capital redemption reserve, legal reserve, cash flow hedge reserve and other reserves.
(5)	Shares purchased by controlled trusts and subsidiaries.
(6)	During the prior year, the Group sold approximately 11.9% of its holding in Valterra Platinum Limited (formerly Anglo American Platinum), and transferred 15% of its holding in Minas-Rio.

Anglo American plc Interim Results 2025	43

Financial statements and other financial information

Notes to the Condensed financial statements

1. Basis of preparation

Basis of preparation

This Condensed consolidated interim financial statements for the six months ended 30 June 2025 have been prepared in accordance with the UK-adopted International Accounting Standard IAS 34 Interim Financial Reporting and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority (‘DTR’).

The Condensed financial statements represent a ‘condensed set of financial statements’ as referred to in the DTR. Accordingly, they do not include all of the information required for a full annual financial report and are to be read in conjunction with the annual financial statements for the year ended 31 December 2024 which have been prepared in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act 2006, IFRS Interpretations Committee (IFRS IC) interpretations and those parts of the Companies Act 2006 applicable to companies reporting under International Financial Reporting Standards (IFRS).

The Condensed financial statements are unaudited and do not constitute statutory accounts as defined in section 434 of the Companies Act 2006. The financial information for the year to 31 December 2024 included in this report was derived from the statutory accounts for the year ended 31 December 2024, a copy of which has been delivered to the Registrar of Companies. The auditor’s report on these accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of an emphasis of matter and did not contain a statement under section 498 of the Companies Act 2006.

Going concern

The financial position of the Group, its cash flows, liquidity position and borrowing facilities are set out in the Group financial review for the six months ended 30 June 2025 on pages 4 to 9. The Group’s net debt (including related hedges) at 30 June 2025 was $10.8 billion (31 December 2024: $10.6 billion). During the first six months of 2025 the Group executed a bond buyback of $1.0 billion ($111 million of the $700 million 4.75% Senior Notes due April 2027; $394 million of the $650 million 4.0% Senior Notes due September 2027; $380 million of the $500 million 2.25% Senior Notes due March 2028 and €126 million ($137 million) of the €500 million 4.5% Senior Notes due September 2028) and repaid $532 million of bonds which matured during the period ($193 million 5.375% Senior Notes in April 2025 and $339 million 4.875% Senior Notes in May 2025). The Group’s liquidity position (defined as cash and cash equivalents and undrawn committed facilities) of $12.0 billion at 30 June 2025 (31 December 2024: $15.3 billion) remains strong. Further analysis of net debt is set out in note 15 and details of borrowings and facilities are set out in note 16.

The directors have considered the Group’s cash flow forecasts for the period to the end of December 2026 under base and downside scenarios with reference to the Group’s principal risks as set out on page 15 of these results. In the downside scenarios modelled (including pricing and production downsides, alongside a significant operational incident and considering variation in timing of the Group’s divestments), the Group maintains sufficient liquidity throughout the period of assessment without the use of mitigating actions.

The Board is satisfied that the Group’s forecasts and projections, taking account of reasonably possible changes in trading performance, show that the Group will be able to operate within the level of its current facilities for the period of at least twelve months from the date of approval of the Condensed financial statements. For this reason the Group continues to adopt the going concern basis in preparing its financial statements.

Alternative Performance Measures

When assessing and discussing the Group’s reported financial performance, financial position and cash flows, management makes reference to Alternative Performance Measures (APMs) of historical or future financial performance, financial position or cash flows that are not defined or specified under IFRS. APMs should be considered in addition to, and not as a substitute for or as superior to, measures of financial performance, financial position or cash flows reported in accordance with IFRS. Further information on APMs is provided on page 88.

44	Anglo American plc Interim Results 2025

Financial statements and other financial information	Notes to the Condensed financial statements

2. Changes in accounting policies, estimates and disclosures

The accounting policies applied are consistent with those adopted and disclosed in the Group financial statements for the year ended 31 December 2024 with the exception of new accounting pronouncements, which became effective on 1 January 2025 and have been adopted by the Group. The adoption of these new accounting pronouncements has not had a significant impact on the accounting policies, methods of computation or presentation applied by the Group.

The Group has not early adopted any other amendment, standard or interpretation that has been issued but is not yet effective. It is expected that where applicable, these standards and amendments will be adopted on each respective effective date.

The Group has begun its impact assessment on the implementation of IFRS 18 Presentation and Disclosure in Financial Statements (effective 1 January 2027). The most significant impact on the Group financial statements is expected to be on the presentation of the Consolidated income statement, and disclosure of Management Performance Measures (MPMs). The Group will apply the standard from its mandatory effective date of 1 January 2027. Retrospective application is required, and so comparative information for the financial year ending 31 December 2026 will be restated. A more detailed impact analysis and associated transition activities will be undertaken during the remainder of 2025.

Accounting policy for non-cash distribution to owners

Due to the demerger of the Group’s Platinum business via a distribution in specie on 31 May 2025 (see note 23), the Group includes its accounting policy in respect of non-cash distribution to owners.

Non-cash distributions to owners occur when a distribution of assets is made to owners rather than cash.

The Group recognises a liability for dividends declared in the form of non-cash assets when the distribution is appropriately authorised and is no longer at the discretion of the entity. The liability is measured at the fair value of the assets to be distributed at that date. Movements in fair value between the date of declaration and the date of settlement are recognised within equity (see note 23).

On the date of distribution, the carrying amount of the liability is settled, and the non-cash assets are derecognised from the Group’s financial statements. Any difference between the carrying amount of the distributed assets and the carrying amount of the dividend payable is recognised in profit or loss.

Retirement benefits

During the period, the Group purchased insurance policies to settle the defined benefit pension liabilities related to the Tarmac B scheme and the Anglo UK scheme (on 13 January 2025), and the Tarmac UK scheme (‘the schemes’) (on 14 January 2025) (a ‘buy-in’). This resulted in the reduction of corporate and government bonds and the recognition of an insurance policy asset. At the date of the insurance policy purchase the respective schemes had plan assets valued at $1.3 billion and benefit obligations of $1.0 billion, which closely matched the purchase price of the insurance policies.

Anglo American plc Interim Results 2025	45

Financial statements and other financial information	Notes to the Condensed financial statements

Financial performance

Profit attributable to equity shareholders from continuing operations is $477 million profit (six months ended 30 June 2024: $1,068 million loss). Underlying earnings from continuing operations decreased by 55% to $387 million (six months ended 30 June 2024: $861 million).

The following disclosures provide further information about the drivers of the Group’s financial performance in the period. This includes analysis of the respective contribution of the Group’s reportable segments along with information about its operating cost base, net finance costs and tax. In addition, disclosure on earnings per share and the dividend is provided.

3. Operating profit from subsidiaries and joint operations

Continuing operations
US$ million	Note	6 months ended 30.06.25	6 months ended 30.06.24 (re-presented)(1)
Revenue before special items and remeasurements		8,965	9,579
Operating costs:
Employee costs		(1,153)	(1,259)
Depreciation of property, plant and equipment		(1,016)	(994)
Amortisation of intangible assets		(69)	(30)
Third-party commodity purchases(2)		(966)	(1,205)
Consumables, maintenance and production input costs		(2,294)	(1,971)
Logistics, marketing and selling costs		(1,047)	(1,130)
Royalties		(94)	(106)
Exploration and evaluation		(103)	(106)
Net foreign exchange losses		(51)	(9)
Other operating income		112	63
Other operating expenses		(446)	(230)
Operating profit before special items and remeasurements		1,838	2,602
Revenue remeasurements	11	(11)	5
Operating special items and remeasurements	11	(90)	(1,840)
Operating profit from continuing operations		1,737	767

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.
(2)	Third-party commodity purchases principally relate to purchases from joint operation partners within De Beers.

Royalties exclude items which meet the definition of income tax on profit and which have been accounted for as taxes. Exploration and evaluation excludes associated employee costs. The full exploration and evaluation expenditure (including associated employee costs) is presented in the table below:

Operating profit before special items and remeasurements is stated after charging:

US$ million	6 months ended 30.06.25	6 months ended 30.06.24 (re-presented)(1)
Exploration expenditure	(44)	(59)
Evaluation expenditure	(76)	(63)
Research and development expenditure	(18)	(53)

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.

46	Anglo American plc Interim Results 2025

Financial statements and other financial information	Notes to the Condensed financial statements

Financial performance

4. Financial performance by segment

Overview

The Group’s operating segments are aligned to those businesses that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Operating segments with similar economic characteristics are aggregated into reportable segments.

The Group aggregates the following operating segments into reportable segments:

–	Kumba Iron Ore and Iron Ore Brazil are aggregated into Iron Ore.

–	Copper Chile, Copper Peru and Sakatti are aggregated into Copper.

The Group’s Platinum Group Metals, Steelmaking Coal and Nickel businesses were each classified as held for sale during the period and, in the case of the Platinum Group Metals Business, subsequently demerged (see note 9). These businesses represent separate major lines of business and have therefore been presented as discontinued operations and therefore are no longer reportable segments of the Group. Comparatives have been re-presented accordingly.

The expected disposal of the Group’s Nickel operations excludes certain Nickel trading activities that were previously included within the Nickel reportable segment but are outside the perimeter of the transaction. These activities will continue following completion of the sale and their presentation has been reclassified within the ‘Corporate and other’ segment to align with the presentation of the Group’s trading activities for other ancillary products. Comparatives have been restated to reflect the changes.

Shipping revenue related to shipments of the Group’s products is shown within the relevant operating segment. Revenue from other marketing and trading activities from shipping, energy solutions and other ancillary products within the Marketing business is presented within the ‘Corporate and other’ segment, which also includes unallocated corporate costs and exploration costs.

The disclosures in this note include certain Alternative Performance Measures (APMs). For more information on the APMs used by the Group, including definitions, please refer to page 88.

Anglo American plc Interim Results 2025	47

Financial statements and other financial information	Notes to the Condensed financial statements

Financial performance

4. Financial performance by segment continued

Segment result

Continuing operations	6 months ended 30.06.25
US$ million	Group revenue	Underlying EBITDA	Depreciation and amortisation	Underlying EBIT	Net finance costs and income tax expense		Non- controlling interests	Underlying earnings
Copper	3,666	1,756	(542)	1,214	(576)		(163)	475
Iron Ore	3,224	1,410	(355)	1,055	(369)		(271)	415
Manganese	147	(11)	(41)	(52)	8		–	(44)
Crop Nutrients	78 (2)	(30)	–	(30)	(5)		–	(35)
De Beers	1,952	(189)	(114)	(303)	9		49	(245)
Corporate and other	186	19	(78)	(59)	(106)		(14)	(179)
	9,253	2,955	(1,130)	1,825	(1,039	)(3)	(399)	387
Less: associates and joint ventures	(288)	(32)	45	13	10		–	23
Subsidiaries and joint operations	8,965	2,923	(1,085)	1,838	(1,029)		(399)	410
Reconciliation:
Net income from associates and joint ventures				8				8
Special items and remeasurements	(11)			(130)				59
Revenue	8,954
Profit before net finance costs and tax				1,716
Profit attributable to equity shareholders of the Company from continuing operations								477
Loss attributable to equity shareholders of the Company from discontinued operations								(2,356)
Loss attributable to equity shareholders of the Company								(1,879)

See next page for footnotes.

48	Anglo American plc Interim Results 2025

Financial statements and other financial information	Notes to the Condensed financial statements

Financial performance

4. Financial performance by segment continued

Continuing operations	6 months ended 30.06.24 (re-presented)(1)
US$ million	Group revenue		Underlying EBITDA	Depreciation and amortisation	Underlying EBIT	Net finance costs and income tax expense		Non- controlling interests	Underlying earnings
Copper	3,875		2,038	(474)	1,564	(655)		(167)	742
Iron Ore	3,296		1,413	(242)	1,171	(323)		(274)	574
Manganese	219		11	(46)	(35)	10		(2)	(27)
Crop Nutrients	86	(2)	(22)	–	(22)	–		–	(22)
De Beers	2,247		300	(150)	150	(65)		(12)	73
Corporate and other	233		(68)	(159)	(227)	(267)		15	(479)
	9,956		3,672	(1,071)	2,601	(1,300	)(3)	(440)	861
Less: associates and joint ventures	(377)		(46)	47	1	9		2	12
Subsidiaries and joint operations	9,579		3,626	(1,024)	2,602	(1,291)		(438)	873
Reconciliation:
Net income from associates and joint ventures					(12)				(12)
Special items and remeasurements	5				(1,826)				(1,929)
Revenue	9,584
Profit before net finance costs and tax					764
Loss attributable to equity shareholders of the Company from continuing operations									(1,068)
Profit attributable to equity shareholders of the Company from discontinued operations									396
Loss attributable to equity shareholders of the Company									(672)

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.
(2)	Group revenue in respect of Crop Nutrients principally relates to revenue from its associate, The Cibra Group, a fertiliser distributor based in Brazil.
(3)	Comprises net finance costs of $293 million (six months ended 30 June 2024: $275 million) and income tax expense of $746 million (six months ended 30 June 2024: $1,025 million).

The segment results are stated after elimination of inter-segment interest and operating costs and include an allocation of corporate costs.

Further information

Group revenue by product

Segments predominantly derive revenue as follows – Copper: copper concentrate and cathodes; Iron Ore: iron ore; Manganese: manganese ore; De Beers: rough and polished diamonds. Revenue reported within Corporate and other includes net margins from marketing and trading activities in the Group’s energy solutions activities, shipping services provided to third parties and sale of ancillary products.

Other revenue principally relates to molybdenum, silver and gold. The revenue analysis below includes the Group’s share of revenue in equity accounted associates and joint ventures up to the point of being classified as held for sale (see note 21) excluding special items and remeasurements (see note 14).

Anglo American plc Interim Results 2025	49

Financial statements and other financial information	Notes to the Condensed financial statements

Financial performance

4. Financial performance by segment continued

Continuing operations	6 months ended 30.06.25			6 months ended 30.06.24 (re-presented)(1)
US$ million	Revenue from contracts with customers	Revenue from other sources	Group revenue	Revenue from contracts with customers	Revenue from other sources	Group revenue
Copper	3,197	97	3,294	3,341	154	3,495
Iron ore	2,816	(17)	2,799	3,025	(291)	2,734
Diamonds	1,938	14	1,952	2,224	23	2,247
Thermal coal(2)	(7)	7	–	(1)	19	18
Manganese ore	–	147	147	–	219	219
Shipping	566	–	566	749	–	749
Other	341	154	495	354	140	494
	8,851	402	9,253	9,692	264	9,956
Reconciliation:
Less: Revenue from associates and joint ventures	–	(288)	(288)	–	(377)	(377)
Special items and remeasurements	–	(11)	(11)	–	5	5
Revenue	8,851	103	8,954	9,692	(108)	9,584

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.
(2)	For the period ended 30 June 2025, thermal coal represents less than 1% of Group revenue and comprises sales volumes of 3.3 Mt (six months ended 30 June 2024: 8.1 Mt). These arise from transitional marketing support provided to Thungela Resources, purchases from other third parties included within the Marketing business’ energy solutions activities, and secondary product sales from the Steelmaking Coal business.

Revenue from other sources for subsidiaries and joint operations gain of $103 million (six months end 30 June 2024: loss of $108 million) comprises net fair value losses relating to derivatives of $74 million (six months ended 30 June 2024: net fair value losses of $263 million), net fair value gains relating to provisionally priced contracts of $188 million and revenue remeasurements losses of $11 million (six months ended 30 June 2024: gain of $150 million and gain of $5 million respectively). Derivative net losses include both financial derivatives and the net margin arising on contracts for the physical sale and purchase of third-party material (third-party sales) where these contracts are accounted for as derivatives prior to settlement and are entered into to generate a trading margin.

Group revenue by destination

The Group’s geographical analysis of segment revenue is allocated based on the customer’s port of destination. Where the port of destination is not known, revenue is allocated based on the customer’s country of domicile.

			6 months ended 30.06.24
Continuing operations	6 months ended 30.06.25		(re-presented)(1)
	US$ million	%	US$ million	%
China	4,140	45%	4,565	46%
India	430	5%	542	6%
Japan	594	6%	511	5%
Other Asia	1,649	17%	1,621	16%
South Africa	61	1%	95	1%
Other Africa	622	7%	757	8%
Brazil	216	2%	145	1%
Chile	448	5%	511	5%
Other South America	49	1%	78	1%
North America	210	2%	186	2%
Australia	–	–	11	–
United Kingdom(2)	(121)	(1)%	(75)	(1)%
Other Europe	955	10%	1,009	10%
	9,253	100%	9,956	100%

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.
(2)	United Kingdom is Anglo American plc’s country of domicile. United Kingdom revenue principally relates to losses on derivative contracts recognised in Revenue from other sources.

50	Anglo American plc Interim Results 2025

Financial statements and other financial information	Notes to the Condensed financial statements

Financial performance

5. Earnings per share

Overview

The disclosures in this note include certain Alternative Performance Measures (APMs). For more information on the APMs used by the Group, including definitions, please refer to page 88.

US$	6 months ended 30.06.25	6 months ended 30.06.24 (re-presented)(1)
(Loss)/earnings per share
Basic from continuing operations	0.40	(0.88)
Basic from discontinued operations(2)	(1.98)	0.33
Basic	(1.58)	(0.55)
Diluted from continuing operations	0.40	(0.88)
Diluted from discontinued operations(2)	(1.98)	0.33
Diluted	(1.58)	(0.55)

Underlying earnings per share
Basic from continuing operations	0.32	0.71
Basic from discontinued operations(3)	(0.17)	0.35
Basic	0.15	1.06
Diluted from continuing operations	0.32	0.71
Diluted from discontinued operations(3)	(0.17)	0.35
Diluted	0.15	1.06

Headline earnings per share
Basic	0.23	0.73
Diluted	0.23	0.73

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.
(2)	Profit from discontinued operations attributable to equity shareholders of the Company was used for the calculation of basic and diluted EPS from discontinued operations.
(3)	Underlying earnings from discontinued operations was used for the calculation of basic and diluted EPS from discontinued operations.

Further information

The calculation of basic and diluted earnings per share is based on the following data:

	(Loss)/profit attributable to equity shareholders of the Company		Underlying earnings		Headline earnings
	6 months ended 30.06.25	6 months ended 30.06.24 (re-presented)(1)	6 months ended 30.06.25	6 months ended 30.06.24 (re-presented)(1)	6 months ended 30.06.25	6 months ended 30.06.24 (re-presented)(1)
Earnings (US$ million)
Basic and diluted earnings from continuing operations	477	(1,068)	387	861	n/a	n/a
Basic and diluted earnings from discontinued operations	(2,356)	396	(212)	429	n/a	n/a
Basic and diluted earnings	(1,879)	(672)	175	1,290	274	887
Weighted average number of shares (million)
Basic number of ordinary shares outstanding	1,192	1,212	1,192	1,212	1,192	1,212
Diluted number of ordinary shares outstanding	1,192	1,212	1,192	1,212	1,192	1,212

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.

Anglo American plc Interim Results 2025	51

Financial statements and other financial information	Notes to the Condensed financial statements

Financial performance

5. Earnings per share continued

The weighted average number of ordinary shares in issue is the weighted number of shares in issue throughout the period, and excludes shares held by employee benefit trusts and Anglo American plc shares held by Group companies.

In conjunction with the demerger of Valterra Platinum via a distribution in specie (see note 23), the Group completed a share consolidation to increase the value of each remaining share to provide approximate comparability in the Anglo American share price. The effect of the consolidation resulted in every 109 existing Anglo American Ordinary shares being exchanged for 96 new Anglo American ordinary shares.

Since the transaction is linked to the outflow of resources and is therefore akin to a share repurchase at fair value, the weighted average number of shares used in the EPS calculation has been adjusted prospectively from the effective date for the demerger and declaration of the distribution in specie.

In the six months ended 30 June 2025 and 30 June 2024, basic loss per share is equal to diluted loss per share as all potential ordinary shares are anti-dilutive.

Headline earnings, a Johannesburg Stock Exchange defined performance measure, is reconciled from profit attributable to equity shareholders of the Company as follows, and the reconciling items below are shown gross and net of tax and non-controlling interests:

	6 months ended 30.06.25		6 months ended 30.06.24
US$ million	Gross	Net	Gross	Net
Loss attributable to equity shareholders of the Company		(1,879)		(672)
Special items and remeasurements		2,054		1,962
Underlying earnings for the financial period		175		1,290
Revenue remeasurements	(11)	(6)	5	36
Operating special items – restructuring	(83)	(74)	(304)	(271)
Other operating special items	–	53	–	–
Operating remeasurements	(3)	(9)	(34)	(30)
Non-operating special items – Amapa labour provision	(4)	(4)	–	–
Financing special items and remeasurements	–	–	(4)	(4)
Tax special items and remeasurements	–	133	–	(149)
Other reconciling items	11	6	12	15
Headline earnings for the financial period		274		887

Other reconciling items principally comprise of individual asset impairments in De Beers and write-off of assets in Platinum Group Metals (six months ended 30 June 2024: principally comprise adjustments relating to former operations, disposals of property, plant and equipment and individual asset impairments in De Beers).

52	Anglo American plc Interim Results 2025

Financial statements and other financial information	Notes to the Condensed financial statements

Financial performance

6. Net finance costs

Continuing operations		6 months ended
	6 months ended	30.06.24
US$ million	30.06.25	(re-presented)(1)
Investment income
Interest income from cash and cash equivalents	138	127
Interest income from associates and joint ventures	1	6
Net interest income on defined benefit arrangements	12	12
Other interest income	28	30
Investment income	179	175

Interest expense
Interest and other finance expense	(587)	(602)
Lease liability interest expense	(32)	(36)
Net interest cost on defined benefit arrangements	(20)	(21)
Unwinding of discount relating to provisions and other liabilities	(30)	(26)
	(669)	(685)
Less: Interest expense capitalised	241	237
Interest expense	(428)	(448)

Other net financing (losses)/gains
Net foreign exchange (losses)/gains	(54)	26
Other net fair value gains/(losses)	35	(10)
Other net financing (losses)/gains before special items and remeasurements	(19)	16
Financing remeasurements	8	(3)
Other net financing (losses)/gains	(11)	13

Net finance costs	(260)	(260)

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.

Anglo American plc Interim Results 2025	53

Financial statements and other financial information	Notes to the Condensed financial statements

Financial performance

7. Income tax expense

Overview

	6 months ended 30.06.25			6 months ended 30.06.24 (re-presented)(1)
	Profit/(loss) before tax US$ million	Tax (charge)/credit US$ million	Effective tax rate	Effective tax rate
Calculation of effective tax rate (statutory basis)	1,456	(551)	37.8%
Adjusted for:
Special items and remeasurements	91	(210)
Associates’ and joint ventures’ tax and non-controlling interests	(15)	15
Calculation of effective tax rate (underlying)	1,532	(746)	48.7%	44.1%

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.

The underlying effective tax rate for continuing operations was 48.7% for the six months ended 30 June 2025. This is higher than the underlying effective tax rate for continuing operations (re-presented) of 44.1% for the six months ended 30 June 2024. The underlying effective tax rate in 2025 was mainly impacted by the relative levels of profits arising in the Group’s operating jurisdictions.

In accordance with IAS 34 Interim Financial Reporting, the Group’s interim tax charge has been calculated by applying on a jurisdictional basis, the forecast annual effective tax rate to the pre-tax income for the six month period and adjusting for certain discrete items which occurred in the interim period.

Uncertainty and changes to tax regimes can materialise in any country in which we operate and the Group has no control over political acts, actions of regulators, or changes in local tax regimes. Global and local economic and social conditions can have a significant influence on governments’ policy decisions and these have the potential to change tax and other political risks faced by the Group.

In line with our published Tax Strategy, the Group actively monitors tax developments at a national level, as well as global themes and international policy trends, on a continuous basis, and has active engagement strategies with governments, regulators and other stakeholders within the countries in which the Group operates, or plans to operate, as well as at an international level. This includes global tax reforms such as those being agreed through the OECD’s Digitalisation of the Economy Project which seeks to reallocate taxing rights for large profitable groups (‘Pillar 1’) and has already effectively implemented a minimum effective tax rate of 15% on profits of large multinational groups in each country in which they operate (‘Pillar 2’).

The Group continues to review proposals and announced legislation to evaluate the potential impact and is engaging with policymakers in efforts to ensure that guidance and any required additional legislation is aligned to the stated policy objectives and that the Group is well placed to comply. The Pillar 2 rules applied to the Group from 1 January 2024 onwards, and the Group has put in place procedures to ensure compliance.

The disclosures in this note include certain Alternative Performance Measures (APMs). For more information on the APMs used by the Group, including definitions, please refer to page 88.

54	Anglo American plc Interim Results 2025

Financial statements and other financial information	Notes to the Condensed financial statements

Financial performance

7. Income tax expense continued

a)	Analysis of charge for the period

Continuing operations		6 months ended
	6 months ended	30.06.24
US$ million	30.06.25	(re-presented)(1)
United Kingdom tax	40	73
South Africa tax	201	195
Chile tax	59	328
Peru tax	125	110
Brazil tax	88	49
Other overseas tax	39	55
Prior year adjustments	(24)	25
Current tax	528	835
Deferred tax	233	199
Income tax expense before special items and remeasurements	761	1,034
Special items and remeasurements tax	(210)	147
Income tax expense	551	1,181

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.

Current tax includes royalties which meet the definition of income tax and are in addition to royalties recorded in operating costs.

The Group has applied the mandatory temporary exception under IAS 12 Income Taxes in relation to the accounting for deferred taxes related to Pillar 2 income taxes.

b)	Factors affecting tax charge for the period

The reconciling items between the United Kingdom corporation tax rate and the income tax expense are:

US$ million	6 months ended 30.06.25	6 months ended 30.06.24 (re-presented)(1)
Profit before tax	1,456	504
Less: Net (income)/losses from associates and joint ventures	(8)	12
Profit before tax (excluding associates and joint ventures)	1,448	516
Tax calculated at United Kingdom corporation tax rate of 25% (2024: 25%)	362	129

Tax effects of:
Items non-deductible/(taxable) for tax purposes	51	21

Temporary difference adjustments	152	214

Special items and remeasurements
Functional currency remeasurements (note 11)	(205)	161
Other special items and other remeasurements	26	443

Other adjustments
Withholding taxes	50	68
Effect of differences between local and United Kingdom tax rates	161	194
Prior year adjustments	(23)	31
Other adjustments	(23)	(80)
Income tax expense	551	1,181

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.

The special items and remeasurements reconciling credit of $179 million (six months ended 30 June 2024: charge of $604 million) relates to the net tax impact of total special items and remeasurements before tax calculated at the United Kingdom corporation tax rate, less the associated tax recorded against these items and tax special items and remeasurements.

Associates’ and joint ventures’ tax included within net income from associates and joint ventures for the six months ended 30 June 2025 is a credit of $16 million (six months ended 30 June 2024: $9 million). Excluding special items and remeasurements, this becomes a credit of $15 million (six months ended 30 June 2024: $9 million).

Anglo American plc Interim Results 2025	55

Financial statements and other financial information	Notes to the Condensed financial statements

Financial performance

8. Dividends

	6 months ended 30.06.25	6 months ended 30.06.24
Proposed interim ordinary dividend per share (US cents)	7	42
Proposed interim ordinary dividend (US$ million)	75	511

As at the dividend record date, there are forecasted to be 1,074,142,645 (six months ended 30 June 2024: 1,217,827,857) dividend bearing shares in issue.

56	Anglo American plc Interim Results 2025

Financial statements and other financial information	Notes to the Condensed financial statements

Significant items

Special items and remeasurements from continuing operations are a net credit of $0.1 billion. Special items and remeasurements of $2.1 billion relating to the Platinum Group Metals, Steelmaking Coal and Nickel businesses are presented within discontinued operations.

9. Significant accounting matters

The significant judgements and key sources of estimation uncertainty that affect the results for the six months ended 30 June 2025 relate to the assessment of impairment and impairment reversal indicators, the estimation of the recoverable amount for impairment testing and the classification of disposal groups as held for sale and discontinued operations. Further information about these matters is provided below and in note 7 of the Group’s Integrated Annual Report for the year ended 31 December 2024.

Significant accounting judgement – identification of impairment and impairment reversal indicators

As at 30 June 2025, no impairment or impairment reversal triggers have been identified for the following previously impaired assets: Natural Diamonds (De Beers), Minas-Rio (Iron Ore) or Woodsmith (Crop Nutrients). Assets which have previously been impaired are generally carried on the balance sheet at a value close to their recoverable amount at the last assessment. Therefore, in principle it is reasonably possible that an impairment or impairment reversal trigger, and hence a potential material adjustment to the carrying value, may arise within the next twelve months. The key areas of estimation uncertainty in respect of these assets are disclosed in the Group’s Integrated Annual Report for the year ended 31 December 2024.

Significant accounting judgement – classification of disposal groups as held for sale and discontinued operations

The Group is currently transforming its portfolio to focus on copper, premium iron ore and crop nutrients. Significant accounting judgements in respect of the transformation have considered the following developments in the period:

Platinum Group Metals

The Group’s shareholders approved the demerger of the Platinum Group Metals business on 30 April 2025, to be executed via a distribution in specie. The business was therefore recorded as held for distribution from that date. The demerger was completed on 31 May 2025 when each Anglo American shareholder received Valterra Platinum shares as settlement for the dividend declared by Anglo American plc.

The Group has a residual 19.9% interest in Valterra Platinum which is presented as a financial asset investment at fair value through other comprehensive income. The Group will manage this shareholding position responsibly over time to effect a full separation. Further information about the demerger is presented in note 23.

In conjunction with the demerger, the Group conducted a share consolidation with the intention of maintaining broad comparability between Anglo American’s share price before and after the demerger. Each shareholder received 96 new shares for every 109 existing Anglo American shares.

Steelmaking Coal

The Moranbah-Grosvenor (MG) joint operations were classified as held for sale in 2024 following the signing of the sales agreement with Peabody Energy as regulatory approvals and conditions precedent to the sale were not considered substantive. On 15 March 2025, the previously announced disposal of the remaining Steelmaking Coal (SMC) business became highly probable following the waiver of certain pre-emptive rights that could have caused potential changes to the timing and structure of the sale. Changes to the legal structure of the business that can only occur following the MG completion are still required, but following the waiver of the pre-emptive rights, these are considered usual and customary in nature. These assets were therefore classified as held for sale from that date.

Per the Group’s announcement on 5 May 2025, the Group has noted the statements issued by Peabody, and continues to believe that the event that occurred on 31 March 2025 at the Moranbah North steelmaking coal mine in Australia does not constitute a Material Adverse Change (MAC) in accordance with the definitive agreements signed with Peabody in November 2024, such belief reinforced by the substantial regulatory progress made towards a restart of the operation. We continue to work constructively with Peabody towards completing the transaction and we are fulfilling our responsibilities under the sale agreements.

Anglo American plc Interim Results 2025	57

Financial statements and other financial information	Notes to the Condensed financial statements

Significant items

9. Significant accounting matters continued

The Group’s interest in the Jellinbah associate was presented as held for sale as at 31 December 2024 and the sale completed on 29 January 2025.

Nickel

On 18 February 2025, a sale and purchase agreement was signed for the sale of the Group’s Nickel business, comprising its two ferronickel operations in Brazil – Barro Alto and Codemin, and its two high quality greenfield growth projects – Jacaré and Morro Sem Boné. The conditions precedent, including regulatory approvals, are not considered substantive and therefore the business met the criteria to be classified as held for sale following the signing of the sale agreement.

De Beers

While management remain committed to a divestment or demerger of the business, there remains uncertainty around the terms, legal structure and regulatory approvals for any such transaction. As a result the business did not meet the criteria to be classified as held for sale as at 30 June 2025.

The Group’s Platinum Group Metals, Steelmaking Coal and Nickel businesses represent separate major lines of business and have therefore been presented as discontinued operations.

58	Anglo American plc Interim Results 2025

Financial statements and other financial information	Notes to the Condensed financial statements

Significant items

10.	Impairment

Overview

No significant impairments have been recorded for the six months ended 30 June 2025 in respect of continuing operations. Impairments recorded in respect of discontinued operations are detailed in note 22.

2024

Continuing operations	6 months ended 30.06.24
US$ million	Before tax	Net
Impairment
Woodsmith (Crop Nutrients)	(1,554)	(1,554)
Impairment recognised as special items	(1,554)	(1,554)

6 months ended 30.06.24 (re-presented)(1)
US$ million	Impairment
Allocated as:
Intangible assets	(39)
Property, plant and equipment	(1,523)
Total	(1,562)

Recognised before tax:
As special items	(1,554)
Within operating costs before special items	(8)
Total	(1,562)

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.

Impairment recorded

Woodsmith (Crop Nutrients)

At 30 June 2024, following a slowdown in the development of the project in order to support balance sheet deleveraging within the context of broader portfolio simplification, an impairment of $1.6 billion ($1.6 billion after tax and non-controlling interest) was recorded against primarily property, plant and equipment to bring the carrying value in line with the recoverable amount of $0.9 billion, calculated using a discount rate of 9.58%.

Anglo American plc Interim Results 2025	59

Financial statements and other financial information	Notes to the Condensed financial statements

Significant items

11.	Special items and remeasurements

Overview

Continuing operations	6 months ended 30.06.25				6 months ended 30.06.24 (re-presented)(1)
US$ million	Before tax	Tax	Non-controlling interests	Net	Net
Revenue remeasurements	(11)	2	3	(6)	36
Impairment	–	–	–	–	(1,554)
Impairment reversal	5	–	–	5	–
Restructuring costs	(83)	3	6	(74)	(243)
Other operating special items	(7)	11	2	6	–
Operating remeasurements	(5)	(1)	(3)	(9)	(30)
Operating special items and remeasurements	(90)	13	5	(72)	(1,827)
Disposals of businesses and investments	(24)	–	(1)	(25)	–
Adjustments relating to business combinations	–	–	–	–	(12)
Adjustments relating to former operations	(5)	–	–	(5)	25
Non-operating special items	(29)	–	(1)	(30)	13
Financing special items and remeasurements	8	–	–	8	(3)
Tax special items and remeasurements	–	195	(36)	159	(148)
Total before joint ventures’ special items and remeasurements	(122)	210	(29)	59	(1,929)
Joint ventures’ special items and remeasurements				31	–
Total				90	(1,929)

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.

Special items and remeasurements

Special items are those items of financial performance that, due to their size and nature, the Group believes should be separately disclosed on the face of the income statement. Remeasurements are items that are excluded from underlying earnings in order to reverse timing differences in the recognition of gains and losses in the income statement in relation to transactions that, whilst economically linked, are subject to different accounting measurement or recognition criteria. Refer to note 9 of the Group’s Integrated Annual Report for further details on the classification of special items.

Special items and remeasurements, along with related tax and non-controlling interests, are excluded from underlying earnings, which is an Alternative Performance Measure (APM). For more information on the APMs used by the Group, including definitions, please refer to page 88.

Revenue remeasurements

The loss of $11 million ($6 million after tax and non-controlling interests) (six months ended 30 June 2024: gain of $36 million) relates to remeasurements on derivatives presented in revenue from other sources. For further details see note 4.

Operating special items

Impairments

There were no impairments related to continuing operations recognised for the six months ended 30 June 2025.

2024

The impairment of $1,554 million ($1,554 million after tax) recognised for the six months ended 30 June 2024 relates to Woodsmith (Crop Nutrients) following the announcement of a slowdown in the development of the project.

60	Anglo American plc Interim Results 2025

Financial statements and other financial information	Notes to the Condensed financial statements

Significant items

11.	Special items and remeasurements continued

Impairment reversals

Impairment reversals of $5 million ($5 million after tax and non-controlling interests) recognised for the six months ended 30 June 2025 relates to an impairment reversal recognised on the Corporate Johannesburg office which was disposed of in February 2025.

2024

There were no impairment reversals recognised for the six months ended 30 June 2024.

Restructuring costs

Restructuring costs associated with the Group’s strategic change programme of $83 million ($74 million after tax and non-controlling interests) have been recognised for the six months ended 30 June 2025 (six months ended 30 June 2024: $243 million).

Operating remeasurements

Operating remeasurements reflect a loss of $5 million ($9 million after tax and non-controlling interests) (six months ended 30 June 2024: $30 million) which principally relates to a $11 million (six months ended 30 June 2024: $29 million) depreciation and amortisation charge arising due to the fair value uplift on the Group’s pre-existing 45% shareholding in De Beers, which was required on acquisition of a controlling stake in 2012.

Non-operating special items

Disposal of businesses and investments

The $24 million loss ($25 million after tax and non-controlling interests) relates to transaction costs associated with planned divestments across the Group, which do not qualify as discontinued operations.

2024

There were no disposals in the six months ended 30 June 2024.

Adjustments relating to former operations

The net loss of $5 million ($5 million after tax and non-controlling interests) (six months ended 30 June 2024: gain of $25 million) principally relates to foreign exchange movements on balances related to former operations.

Financing special items and remeasurements

Financing special items and remeasurements comprise a net fair value gain of $8 million (six months ended 30 June 2024: $3 million loss) consisting of fair value adjustments in relation to cross currency and interest rate swap derivatives and the related bonds of $39 million, offset by a loss on bond buy backs completed in 2025 of $31 million.

Tax associated with special items and remeasurements

Tax associated with special items and remeasurements includes a tax remeasurement credit of $205 million (six months ended 30 June 2024: charge of $161 million) principally arising on Brazilian deferred tax, a tax on special items and remeasurements credit of $15 million (six months ended 30 June 2024: credit of $8 million), and a tax special items charge of $10 million (six months ended 30 June 2024: credit of $6 million).

Of the total tax credit of $210 million (six months ended 30 June 2024: charge of $147 million), there is a net current tax credit of $4 million (six months ended 30 June 2024: nil) and a net deferred tax credit of $206 million (six months ended 30 June 2024: charge of $147 million).

Anglo American plc Interim Results 2025	61

Financial statements and other financial information	Notes to the Condensed financial statements

Capital base

We have a value-focused approach to capital allocation with clear prioritisation: maintain asset integrity; pay dividends to our shareholders while ensuring a strong balance sheet. Discretionary capital is then allocated based on a balanced approach.

Value-disciplined capital allocation throughout the cycle is critical to protecting and enhancing our shareholders’ capital, given the long term and capital intensive nature of our business.

The Group uses attributable return on capital employed (ROCE) to monitor how efficiently assets are generating profit on invested capital for the equity shareholders of the Company. Attributable ROCE is an Alternative Performance Measure (APM). For more information on the APMs used by the Group, including definitions, please refer to page 88.

Continuing operations	Attributable ROCE %
	6 months ended 30.06.25	6 months ended 30.06.24 (re-presented)(1)
Copper	18	25
Iron Ore	18	21
Manganese	(50)	(53)
Crop Nutrients	n/a	n/a
De Beers	(17)	(4)
Corporate and other	n/a	n/a
	9	12

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.

Attributable ROCE from continuing operations decreased to 9% in the six months ended 30 June 2025 (six months ended 30 June 2024 re-presented: 12%). Average attributable capital employed decreased to $22.8 billion (six months ended 30 June 2024 re-presented: $25.6 billion) primarily due to the impacts of lower EBIT and impairment recorded in De Beers at 31 December 2024.

12.	Capital by segment

The disclosures in this note include certain Alternative Performance Measures (APMs). For more information on the APMs used by the Group, including definitions, please refer to page 88.

The Group’s Platinum Group Metals, Steelmaking Coal and Nickel businesses were each classified as held for sale during the period and, in the case of the Platinum Group Metals business, subsequently demerged (see note 9). As a result the Platinum Group Metals, Steelmaking Coal and Nickel reportable segments have been classified as discontinued operations. Capital employed excludes amounts in relation to discontinued operations and comparatives have been re-presented accordingly.

Capital employed by segment

Capital employed is the principal measure of segment assets and liabilities reported to the Executive Leadership Team. Capital employed is defined as net assets excluding net debt, variable vessel lease contracts that are priced with reference to a freight index, the debit valuation adjustment attributable to derivatives hedging net debt and financial asset investments.

62	Anglo American plc Interim Results 2025

Financial statements and other financial information	Notes to the Condensed financial statements

Capital base

12.	Capital by segment continued

	Capital employed
US$ million	30.06.25	31.12.24 (re-presented)(1)
Copper	14,088	13,877
Iron Ore	10,068	9,644
Manganese	214	210
Crop Nutrients	1,291	947
De Beers	4,819	4,909
Corporate and other	656	438
Capital employed	31,136	30,025
Reconciliation to the Consolidated balance sheet:
Net debt	(10,764)	(10,623)
Capital employed related to disposal groups held for sale	2,869	8,960
Variable vessel leases excluded from net debt (see note 15)	(257)	(179)
Debit valuation adjustment attributable to derivatives hedging net debt	2	22
Financial asset investments	2,592	328
Net assets	25,578	28,533

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.

Anglo American plc Interim Results 2025	63

Financial statements and other financial information	Notes to the Condensed financial statements

Capital base

13.	Capital expenditure

The disclosures in this note include certain Alternative Performance Measures (APMs). For more information on the APMs used by the Group, including definitions, please refer to page 88. The Group’s Platinum Group Metals, Steelmaking Coal and Nickel businesses were each classified as held for sale during the period and, in the case of the Platinum Group Metals Business, subsequently demerged (see note 9). As a result the Nickel, Steelmaking Coal and Platinum Group Metals’ reportable segments have been classified as discontinued operations and are therefore excluded from capital expenditure.

Capital expenditure by segment

Continuing operations		6 months ended
US$ million	6 months ended 30.06.25	30.06.24 (re-presented)(1)
Copper	712	855
Iron Ore	520	495
Crop Nutrients	184	500
De Beers	172	264
Corporate and other	(2)	15
Capital expenditure	1,586	2,129
Reconciliation to Consolidated cash flow statement:
Cash flows used in derivatives related to capital expenditure	1	–
Proceeds from disposal of property, plant and equipment	8	5
Direct funding for capital expenditure received from non-controlling interests	–	26
Expenditure on property, plant and equipment for continuing operations	1,595	2,160

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.

Capital expenditure by category

Continuing operations		6 months ended
US$ million	6 months ended 30.06.25	30.06.24 (re-presented)(1)
Growth projects	288	635
Life-extension projects	101	173
Stay-in-business	913	1,068
Development and stripping	292	258
Proceeds from disposal of property, plant and equipment	(8)	(5)
	1,586	2,129

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.

Growth projects and life-extension projects capital expenditure includes the cash flows from derivatives related to capital expenditure and is net of direct funding for capital expenditure received from non-controlling interests.

As of 30 June 2025, the Group’s capital commitments increased by $462 million in relation to the extension of mining licences based on the updated agreements between De Beers Group and the Government of the Republic of Botswana.

64	Anglo American plc Interim Results 2025

Financial statements and other financial information	Notes to the Condensed financial statements

Capital base

14.	Investments in associates and joint ventures

Overview

Investments in associates and joint ventures represent businesses the Group does not control, but instead exercises significant influence or joint control. These include (within the respective businesses) the joint ventures Ferroport (port operations in the Iron Ore segment) and Samancor (manganese mining in the Manganese segment). The Group’s other investments in associates and joint ventures arise primarily in the Crop Nutrients segment.

The disclosures in this note include certain Alternative Performance Measures (APMs). For more information on the APMs used by the Group, including definitions, please refer to page 88.

Income statement

The Group’s share of the results of the associates and joint ventures is as follows:

Continuing operations		6 months ended
US$ million	6 months ended 30.06.25	30.06.24 (re-presented)(1)
Group revenue	288	377
Operating costs (before special items and remeasurements)	(301)	(378)
Associates’ and joint ventures’ underlying EBIT	(13)	(1)
Net finance costs	(25)	(18)
Income tax credit	15	9
Non-controlling interests	–	(2)
Net expense from associates and joint ventures (before special items and remeasurements)	(23)	(12)
Special items and remeasurements	30	–
Special items and remeasurements tax	1	–
Net income/(expense) from associates and joint ventures	8	(12)

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.

Further information

The Group’s share of the results of the associates and joint ventures is as follows:

	6 months ended 30.06.25
US$ million	Group Revenue	Underlying EBITDA	Underlying EBIT	Share of net income/(loss)	Dividends
Samancor	147	(11)	(52)	(15)	2
Ferroport	51	40	36	25	34
Other	90	3	3	(2)	5
	288	32	(13)	8	41

	6 months ended 30.06.24 (re-presented)(1)
US$ million	Group Revenue	Underlying EBITDA	Underlying EBIT	Share of net (loss)/income	Dividends
Samancor	219	11	(35)	(27)	10
Ferroport	52	32	28	20	35
Other	106	3	6	(5)	2
	377	46	(1)	(12)	47

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.

Anglo American plc Interim Results 2025	65

Financial statements and other financial information	Notes to the Condensed financial statements

Net debt and financial risk management

Net debt increased modestly by $0.2 billion to $10.8 billion. Gearing has increased from 27% at 31 December 2024 to 29% as at 30 June 2025 driven by a decrease in total capital following the demerger of Valterra Platinum. Gearing is expected to benefit from the receipt of divestment proceeds in future periods.

US$ million	30.06.25	31.12.24
Net assets	25,578	28,533
Net debt including related derivatives (note 15)	10,764	10,623
Variable vessel leases	257	179
Total capital	36,599	39,335
Gearing	29%	27%

Net debt is calculated as total borrowings excluding variable vessel lease contracts that are priced with reference to a freight index, less cash and cash equivalents (including derivatives that provide an economic hedge of net debt but excluding the impact of the debit valuation adjustment on these derivatives). Total capital is calculated as ‘Net assets’ (as shown in the Consolidated balance sheet) excluding net debt and variable vessel leases.

15.	Net debt

Overview

The disclosures in this note include certain Alternative Performance Measures (APMs). For more information on the APMs used by the Group, including definitions, please refer to page 88.

Movement in net debt

US$ million	Short term borrowings	Medium and long term borrowings	Total financing activity liabilities	Removal of variable vessel leases	Cash and cash equivalents	Derivatives hedging net debt	Net debt including derivatives
At 1 January 2024	(1,726)	(15,172)	(16,898)	637	6,074	(428)	(10,615)
Cash flow	759	(2,914)	(2,155)	(107)	2,474	229	441
Interest accrued on borrowings	(430)	(18)	(448)	9	–	–	(439)
Reclassifications	(707)	707	–	–	–	–	–
Movement in fair value	(1)	225	224	–	–	(597)	(373)
Other movements	(45)	(204)	(249)	16	–	–	(233)
Currency movements	(5)	125	120	–	11	–	131
At 30 June 2024	(2,155)	(17,251)	(19,406)	555	8,559	(796)	(11,088)
Cash flow	1,277	309	1,586	(104)	(346)	234	1,370
Interest accrued on borrowings	(417)	(19)	(436)	8	–	–	(428)
Reclassifications	(747)	747	–	–	–	–	–
Movement in fair value	(3)	(180)	(183)	–	–	(197)	(380)
Other movements	57	119	176	(280)	–	–	(104)
Currency movements	2	84	86	–	(79)	–	7
At 31 December 2024	(1,986)	(16,191)	(18,177)	179	8,134	(759)	(10,623)
Cash flow(1)	930	1,309	2,239	(66)	(2,155)	181	199
Interest accrued on borrowings	(399)	(17)	(416)	5	–	–	(411)
Reclassifications	(624)	624	–	–	–	–	–
Movement in fair value	–	(257)	(257)	–	–	739	482
Other movements	(118)	(133)	(251)	139	–	–	(112)
Currency movements	(115)	(495)	(610)	–	69	–	(541)
Transfer to held for sale(1)	400	95	495	–	(253)	–	242
At 30 June 2025	(1,912)	(15,065)	(16,977)	257	5,795	161	(10,764)

(1)	Cash flow movements in the Consolidated cash flow statement include the cash flows in cash and cash equivalents and the transfer of cash balances to held for sale.

66	Anglo American plc Interim Results 2025

Financial statements and other financial information	Notes to the Condensed financial statements

Net debt and financial risk management

15. Net debt continued

Further information

Other movements within financing activity liabilities include $107 million relating to leases entered into in the six months ended 30 June 2025 (six months ended 30 June 2024: $278 million), and an upward revaluation of $121 million (six months ended 30 June 2024: downward revaluation of $27 million) relating to variable vessel leases.

Reconciliation to the Consolidated balance sheet

	Cash and cash equivalents			Short term borrowings			Medium and long term borrowings
US$ million	30.06.25	30.06.24	31.12.24	30.06.25	30.06.24	31.12.24	30.06.25	30.06.24	31.12.24
Balance sheet	5,809	8,580	8,167	(1,926)	(2,176)	(2,019)	(15,065)	(17,251)	(16,191)
Bank overdrafts	(14)	(21)	(33)	14	21	33	–	–	–
Net cash/(debt) classifications	5,795	8,559	8,134	(1,912)	(2,155)	(1,986)	(15,065)	(17,251)	(16,191)

Other

Debit valuation adjustments of $2 million (six months ended 30 June 2024: $22 million) (31 December 2024: $22 million) reduce the valuation of derivative liabilities hedging net debt reflecting the impact of the Group’s own credit risk. These adjustments are excluded from the Group’s definition of net debt.

Cash and cash equivalents includes $564 million which is restricted (31 December 2024: $598 million). This primarily relates to cash which is held in joint operations where the timing of dividends is jointly controlled by the joint operators and to cash which is held as part of the Group’s insurance arrangements.

Anglo American plc Interim Results 2025	67

Financial statements and other financial information	Notes to the Condensed financial statements

Net debt and financial risk management

16.	Borrowings

Overview

The Group borrows mostly in the capital markets through bonds issued in the US markets and under the Euro Medium Term Note (EMTN) programme. The Group uses interest rate and cross currency swaps to ensure that the majority of the Group’s borrowings are exposed to floating US dollar interest rates.

In March 2025, the Group partially bought back Euro and US dollar denominated bonds with maturities in 2027 and 2028.

At 30 June 2025 and 31 December 2024, the following bonds were retained as fixed rate exposure: $99 million 5% due May 2027, and the following bonds had been swapped into floating rates until March 2033: $500 million 3.95% due September 2050 and $750 million 4.75% due March 2052. All other bonds as at 30 June 2025 and 31 December 2024 were swapped to floating rate exposures for the entirety of their remaining term.

Further information

	30.06.25			31.12.24
US$ million	Short term borrowings	Medium and long term borrowings	Total borrowings	Short term borrowings	Medium and long term borrowings	Total borrowings
Secured
Bank loans and overdrafts	44	32	76	48	44	92
Leases	226	913	1,139	237	924	1,161
	270	945	1,215	285	968	1,253
Unsecured
Bank loans and overdrafts	11	508	519	128	498	626
Bank sustainability linked loans	–	–	–	–	66	66
Bonds	1,280	11,645	12,925	1,145	12,458	13,603
Mitsubishi facility	–	1,866	1,866	–	2,106	2,106
Anglo American Sur bank facilities	125	–	125	200	–	200
Vale facility	55	95	150	55	95	150
Interest payable and other loans	185	6	191	206	–	206
	1,656	14,120	15,776	1,734	15,223	16,957
Total borrowings	1,926	15,065	16,991	2,019	16,191	18,210

Covenants

Medium and long term borrowings, as detailed in the above table, are governed by various financial and procedural covenants, in line with the standard terms of such agreements. If these covenants are not met, this may result in the borrowings becoming repayable on demand. For all outstanding loan balances, the Group has complied with all covenants that were required to be met on, or before 30 June 2025, and has the right to defer settlement for a period of at least twelve months.

Undrawn committed borrowing facilities

The Group had the following undrawn committed borrowing facilities at the period end:

US$ million	30.06.25	31.12.24
Expiry date
Within one year	1,273	1,261
Greater than one year, less than two years	95	243
Greater than two years, less than three years	606	1,522
Greater than three years, less than four years	513	44
Greater than four years, less than five years	3,700	4,094
	6,187	7,164

68	Anglo American plc Interim Results 2025

Financial statements and other financial information	Notes to the Condensed financial statements

Net debt and financial risk management

17. Financial instruments

Financial instruments overview

For financial assets and liabilities which are traded on an active market, such as listed investments or listed debt instruments, fair value is determined by reference to market value. For non-traded financial assets and liabilities, fair value is calculated using discounted cash flows, considered to be reasonable and consistent with those that would be used by a market participant, and based on observable market data where available (for example forward exchange rate, interest rate or commodity price curve), unless carrying value is considered to approximate fair value.

Where discounted cash flow models based on management’s assumptions are used, the resulting fair value measurements are considered to be at level 3 in the fair value hierarchy, as defined in IFRS 13 Fair Value Measurement, as they depend to a significant extent on unobservable valuation inputs.

All derivatives that have been designated into hedge relationships have been separately disclosed.

	30.06.25
US$ million	At fair value through profit or loss	Financial assets at amortised cost	At fair value through other comprehensive income	Designated into hedges	Financial liabilities at amortised cost	Total
Financial assets
Trade and other receivables	1,395	961	–	–	–	2,356
Derivative financial assets	284	–	–	280	–	564
Cash and cash equivalents	3,728	2,081	–	–	–	5,809
Financial asset investments	50	188	2,354	–	–	2,592
Environmental rehabilitation trusts(1)	93	7	–	–	–	100
	5,550	3,237	2,354	280	–	11,421
Financial liabilities
Trade and other payables	(509)	–	–	–	(3,160)	(3,669)
Derivative financial liabilities	(57)	–	–	(333)	–	(390)
Royalty liability	–	–	–	63	(574)	(511)
Borrowings	–	–	–	(12,963)	(4,028)	(16,991)
	(566)	–	–	(13,233)	(7,762)	(21,561)
Net financial assets/(liabilities)	4,984	3,237	2,354	(12,953)	(7,762)	(10,140)

	31.12.24
US$ million	At fair value through profit or loss	Financial assets at amortised cost	At fair value through other comprehensive income	Designated into hedges	Financial liabilities at amortised cost	Total
Financial assets
Trade and other receivables	1,291	1,020	–	–	–	2,311
Derivative financial assets	208	–	–	94	–	302
Cash and cash equivalents	5,163	3,004	–	–	–	8,167
Financial asset investments	45	172	111	–	–	328
Environmental rehabilitation trusts(1)	143	8	–	–	–	151
	6,850	4,204	111	94	–	11,259
Financial liabilities
Trade and other payables	(657)	–	–	–	(4,555)	(5,212)
Derivative financial liabilities	(288)	–	–	(643)	–	(931)
Royalty liability	–	–	–	69	(547)	(478)
Borrowings	–	–	–	(13,471)	(4,739)	(18,210)
	(945)	–	–	(14,045)	(9,841)	(24,831)
Net financial assets/(liabilities)	5,905	4,204	111	(13,951)	(9,841)	(13,572)

(1)	These funds are not available for the general purposes of the Group. All income from these assets is reinvested to meet specific environmental obligations.

Anglo American plc Interim Results 2025	69

Financial statements and other financial information	Notes to the Condensed financial statements

Net debt and financial risk management

17. Financial instruments continued

Trade and other receivables exclude prepayments and tax receivables. Trade and other payables exclude tax, social security, contract liabilities and deferred income.

When the Group acquired the Woodsmith project, the Hancock royalty liability and related embedded derivative were recognised. The royalty liability does not form part of borrowings on the basis that obligations to make cash payments against this liability only arise when the Woodsmith project generates revenues, and that otherwise the Group is not currently contractually liable to make any payments under this arrangement (other than in the event of Anglo American Crop Nutrients Limited’s insolvency). The related embedded derivative which forms part of the total royalty liability was an asset as at 30 June 2025 (31 December 2024: asset). Refer to note 24 of the Group’s 2024 Integrated Annual Report for further information about the Hancock royalty liability.

Fair value hierarchy

An analysis of financial assets and liabilities carried at fair value is set out below:

	30.06.25				31.12.24
US$ million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
At fair value through profit or loss
Provisionally priced trade receivables	–	1,280	–	1,280	–	1,180	–	1,180
Other receivables	–	102	13	115	–	67	44	111
Financial asset investments	–	44	6	50	–	41	4	45
Derivatives hedging net debt	–	239	–	239	–	14	–	14
Other derivatives	–	45	–	45	–	194	–	194
Cash and cash equivalents	3,728	–	–	3,728	5,163	–	–	5,163
Environmental rehabilitation trusts(1)	–	93	–	93	–	143	–	143
Designated into hedges
Derivatives hedging net debt	–	280	–	280	–	94	–	94
At fair value through other comprehensive income
Financial asset investments	2,345	–	9	2,354	30	–	81	111
	6,073	2,083	28	8,184	5,193	1,733	129	7,055
Financial liabilities
At fair value through profit or loss
Provisionally priced trade payables	–	(307)	–	(307)	–	(365)	–	(365)
Other payables	–	(5)	(197)	(202)	–	(95)	(197)	(292)
Derivatives hedging net debt	–	(25)	–	(25)	–	(224)	–	(224)
Other derivatives	–	(34)	–	(34)	–	(85)	(1)	(86)
Designated into hedges
Derivatives hedging net debt	–	(333)	–	(333)	–	(643)	–	(643)
Royalty liability	–	–	63	63	–	–	69	69
Debit valuation adjustment to derivative liabilities	–	2	–	2	–	22	–	22
	–	(702)	(134)	(836)	–	(1,390)	(129)	(1,519)
Net assets/(liabilities) carried at fair value	6,073	1,381	(106)	7,348	5,193	343	–	5,536

(1)	These funds are not available for the general purposes of the Group. All income from these assets is reinvested to meet specific environmental obligations.

Fair value hierarchy	Valuation technique
Level 1	Valued using unadjusted quoted prices in active markets for identical financial instruments. This category includes cash and cash equivalents held in money market funds, listed equity shares and quoted futures.
Level 2	Instruments in this category are valued using valuation techniques where all of the inputs that have a significant effect on the valuation are directly or indirectly based on observable market data. This category includes provisionally priced trade receivables and payables and over-the-counter derivatives.
Level 3	Instruments in this category have been valued using a valuation technique where at least one input (which could have a significant effect on the instrument’s valuation) is not based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, management determines a reasonable estimate for the input. This category includes deferred consideration, receivables relating to disposals, unlisted equity investments and the embedded derivative relating to the Royalty liability.

70	Anglo American plc Interim Results 2025

Financial statements and other financial information	Notes to the Condensed financial statements

Net debt and financial risk management

17.	Financial instruments continued

The movements in the fair value of the level 3 financial assets and liabilities are shown as follows:

US$ million	Assets	Liabilities
At 1 January 2025	129	(129)
Net loss recorded in the income statement	(25)	–
Net loss recorded in the statement of comprehensive income	(12)	(5)
Additions	3	–
Settlements and disposals	(69)	1
Currency movements	2	(1)
At 30 June 2025	28	(134)

Further information

Borrowings designated in fair value hedges represent listed debt which is held at amortised cost, adjusted for the fair value of the hedged interest rate risk and foreign currency risk. The fair value of these borrowings is $12,869 million (31 December 2024: $13,459 million), which is measured using quoted indicative broker prices and consequently categorised as level 2 in the fair value hierarchy. The carrying value of the remaining borrowings at amortised cost is considered to approximate the fair value.

Anglo American plc Interim Results 2025	71

Financial statements and other financial information	Notes to the Condensed financial statements

Equity

Equity represents the capital of the Group attributable to Company shareholders and non-controlling interests, and includes share capital, share premium and reserves.

Total equity has decreased from $28.5 billion to $25.6 billion in the period, driven by dividends to Company shareholders, distributions to non-controlling interests and the demerger of Valterra Platinum Limited, offset by the total comprehensive income for the period.

18.	Non-controlling interests

Overview

Non-controlling interests that are material to the Group relate to the following subsidiaries:

–	Anglo American Sur S.A. (Anglo American Sur), which is a company incorporated in Chile. Its principal operations are the Los Bronces and El Soldado copper mines and the Chagres smelter, which are located in Chile. Non-controlling interests hold a 49.9% (31 December 2024: 49.9%) interest in Anglo American Sur.

–	Anglo American Quellaveco S.A. (Anglo American Quellaveco), which is a company incorporated in Peru. Its principal operation is the Quellaveco copper mine, which is located in Peru. Non-controlling interests hold a 40.0% (31 December 2024: 40.0%) interest in Anglo American Quellaveco.

–	Anglo American Minério de Ferro Brasil S.A. is a company incorporated in Brazil. Its principal operation is the Minas-Rio iron ore mine, which is located in Brazil. Non-controlling interests hold a 15.0% (31 December 2024: 15.0%) interest in Minas-Rio.

–	Kumba Iron Ore Limited (Kumba Iron Ore), which is a company incorporated in South Africa and listed on the Johannesburg Stock Exchange (JSE). Its principal mining operations are the Sishen and Kolomela iron ore mines which are located in South Africa. Non-controlling interests hold an effective 46.6% (31 December 2024: 46.6%) interest in the operations of Kumba Iron Ore, comprising the 30.0% (31 December 2024: 30.0%) interest held by other shareholders in Kumba Iron Ore and the 23.7% (31 December 2024: 23.7%) of Kumba Iron Ore’s principal operating subsidiary, Sishen Iron Ore Company Proprietary Limited, that is held by shareholders outside the Group.

–	De Beers plc (De Beers), which is a company incorporated in Jersey. It is the world’s leading diamond company with operations across all key parts of the diamond value chain. Non-controlling interests hold a 15.0% (31 December 2024: 15.0%) interest in De Beers, which represents the whole of the Diamonds reportable segment.

–	Valterra Platinum Limited (formerly Anglo American Platinum Limited), is a company incorporated in South Africa and listed on the LSE and JSE. Its principal mining operations are the Mogalakwena and Amandelbult platinum group metals mines which are located in South Africa. In the prior year, non-controlling interests held an effective 32.7% interest in the operations of Valterra Platinum, which represented the Platinum Group Metals reportable segment. Following demerger on 31 May 2025 (see note 23), the business is no longer a subsidiary of the Group.

72	Anglo American plc Interim Results 2025

Financial statements and other financial information	Notes to the Condensed financial statements

Equity

18.	Non-controlling interests continued

The disclosures in this note include certain Alternative Performance Measures (APMs). For more information on the APMs used by the Group, including definitions, please refer to page 88.

	30.06.25
US$ million	Anglo American Sur	Anglo American Quellaveco	Minas-Rio	Kumba Iron Ore	Valterra Platinum	De Beers	Other	Total
Underlying earnings attributable to non-controlling interests	26	137	31	240	8	(49)	14	407
Profit/(loss) attributable to non-controlling interests	26	144	57	238	82	(51)	14	510
Distributions to non-controlling interests (1)	–	–	(2)	(214)	(297)	(1)	(3)	(517)
Balance sheet information:
Equity attributable to non-controlling interests	1,585	1,302	886	1,781	–	689	(3)	6,240

	30.06.24
US$ million	Anglo American Sur	Anglo American Quellaveco	Minas-Rio	Kumba Iron Ore	Valterra Platinum	De Beers	Other	Total
Underlying earnings attributable to non-controlling interests	84	83	n/a	271	90	10	(10)	528
Profit/(loss) attributable to non-controlling interests	84	78	n/a	235	82	4	(10)	473
Distributions to non-controlling interests (1)	–	–	n/a	(253)	(42)	(1)	(4)	(300)

Balance sheet information:	31.12.24
US$ million	Anglo American Sur	Anglo American Quellaveco	Minas-Rio	Kumba Iron Ore	Valterra Platinum	De Beers	Other	Total
Equity attributable to non-controlling interests	1,549	1,158	880	1,676	1,834	715	(39)	7,773

(1)	The distributions to non-controlling interests in relation to Valterra Platinum Limited are included within Net cash used in financing activities from discontinued operations within the Consolidated cash flow statement.

Anglo American plc Interim Results 2025	73

Financial statements and other financial information	Notes to the Condensed financial statements

Unrecognised items and uncertain events

19.	Events occurring after the period end

With the exception of the declaration of the 2025 interim dividend, there have been no further reportable events since 30 June 2025.

20.	Contingent assets and liabilities

Overview

The assessment of risk and estimation of future outflows in respect of contingent liabilities is inherently uncertain and hence a material outflow may arise in future periods in relation to these matters.

Contingent assets

Steelmaking Coal
In 2014, the Steelmaking Coal business was granted an arbitration award of $107 million (100% basis) against MMTC Limited in respect of a contractual dispute. The award has since been challenged in the Indian courts, during which time interest has continued to accrue. On 17 December 2020, the Indian Supreme Court found in favour of the Steelmaking Coal business. The total award, inclusive of interest, is currently valued at approximately $158 million. The precise timing and value of receipt remains uncertain and hence no receivable has been recognised on the Consolidated balance sheet as at 30 June 2025. Receipt of the final amount is independent of the sale of the Steelmaking Coal business.

Contingent liabilities

De Beers
Guarantees provided in respect of environmental restoration and decommissioning obligations involve judgements in terms of the outcome of future events. In one of the territories in which De Beers operates, conditions exist, or are proposed, with respect to backfilling pits on closure. An appeal has been submitted following the rejection of an amendment application to remove these conditions, with no provision raised on the basis that it is not probable that this condition will be enforced. Should efforts to remove these conditions ultimately be unsuccessful, the estimated cost of backfilling is $226 million.

Anglo American South Africa Proprietary Limited (AASA)
In October 2020, an application was initiated against Anglo American South Africa Proprietary Limited (AASA). The application sought the certification of class action litigation to be brought on behalf of community members residing in the Kabwe area in Zambia in relation to alleged lead-related health impacts. The certification hearing was held late in January 2023.

On 15 December 2023, the High Court of South Africa issued a judgment dismissing the claimants’ application for certification and ruled that the applicants pay the costs incurred by AASA in responding to the application. In its judgment, the Court recognised the multiple legal and factual flaws in the claims made against AASA and deemed that it is not in the interests of justice for the class action to proceed.

The claimants have filed an appeal against the December 2023 ruling. In light of the pending appeal lodged by the claimants, the outcome of this litigation is still subject to significant uncertainty, and no provision is recognised for this matter.

Accounting judgement

The Group operates in a number of jurisdictions and, from time to time, is subject to commercial disputes, tax matters, litigation and other claims. The resolution of disputes is inherently unpredictable and the Group may in the future incur judgments or enter into settlements of claims that could lead to material cash outflows. A provision is recognised where it is considered probable that an outflow of resources will be required to settle a present obligation that can be measured reliably. Where payment is not probable or cannot be reliably estimated, the Group has not provided for such matters. Based on the information currently available, it is not expected that any of these matters will have a materially adverse impact on our financial position.

Where the existence of an asset is contingent on uncertain future events which are outside the Group’s control, the asset is only recognised once it becomes virtually certain that the Group will receive future economic benefits.

Determining the likelihood of a future event is an accounting judgement. These judgements are based on the Group’s legal views and, in some cases, independent advice.

74	Anglo American plc Interim Results 2025

Financial statements and other financial information	Notes to the Condensed financial statements

Group structure

21.	Assets and liabilities held for sale

30 June 2025

Assets and liabilities held for sale relate to the Steelmaking Coal and Nickel businesses which are being sold as part of the Group’s portfolio transformation (see note 9). Net assets held for sale of $2,924 million relate principally to the sale of Steelmaking coal assets to Peabody Energy ($2,603 million) and the sale of Nickel assets to MMG Resources ($321 million).

Steelmaking coal assets held for sale include Moranbah-Grosvenor (which was held for sale as at 31 December 2024) as well as the Capcoal and Dawson joint operations, which were only considered to meet the criteria to be held for sale following the expiry of pre-emption rights on 15 March 2025.

The Nickel business includes two ferronickel operations in Brazil – Barro Alto and Codemin – and two high quality greenfield growth projects – Jacaré and Morro Sem Boné. The business was classified as held for sale on 18 February 2025 following the announcement of the signed sale and purchase agreement.

31 December 2024

Assets and liabilities held for sale principally related to the sale of Moranbah-Grosvenor to Peabody Energy and the sale of the Group’s 33.3% interest in the Jellinbah associate to Zashvin (which subsequently completed on 29 January 2025).

Further information

US$ million	30.06.25	31.12.24
ASSETS
Intangible assets	13	3
Property, plant and equipment	3,181	2,128
Investments in associates and joint ventures	13	295
Financial asset investments	5	1
Inventories	567	36
Trade and other receivables	316	67
Deferred tax assets	34	–
Assets classified as held for sale	4,129	2,530
LIABILITIES
Trade and other payables	(396)	(170)
Borrowings	(141)	(15)
Provisions for liabilities and charges	(668)	(178)
Liabilities directly associated with assets classified as held for sale	(1,205)	(363)
Net assets directly associated with disposal group	2,924	2,167

Anglo American plc Interim Results 2025	75

Financial statements and other financial information	Notes to the Condensed financial statements

Group structure

22.	Discontinued operations

The Platinum Group Metals, Steelmaking Coal and Nickel reportable segments are now classified as discontinued operations and are therefore no longer reportable segments of the Group (see note 9 for further information).

Financial information relating to the discontinued operations for the current and prior period to the date of disposal and for subsequent adjustments to contingent consideration is set out below.

	6 months ended 30.06.25
US$ million	Platinum Group Metals(1)	Steelmaking Coal	Nickel	Total
Revenue	1,773	708	280	2,761
Operating costs	(1,722)	(919)	(242)	(2,883)
Operating special items	(37)	(277)	(170)	(484)
Operating profit/(loss)	14	(488)	(132)	(606)
Non-operating special items	(1,793)	370	(8)	(1,431)
Net income from associates and joint ventures	(2)	5	–	3
Loss before net finance costs and tax	(1,781)	(113)	(140)	(2,034)
Investment income	5	2	1	8
Net financing special items	(12)	4	–	(8)
Interest expense	(24)	(16)	(20)	(60)
Other net financing losses	(27)	(3)	(3)	(33)
Net finance costs	(58)	(13)	(22)	(93)
Loss before tax	(1,839)	(126)	(162)	(2,127)
Income tax charge on special items (2)	(93)	(54)	–	(147)
Income tax (charge)/credit on underlying items (2)	(21)	21	–	–
Loss for the financial period from discontinued operations	(1,953)	(159)	(162)	(2,274)
Less: Special items for the financial period from discontinued operations	1,935	(43)	178	2,070
(Loss)/profit for the financial period from discontinued operations before special items	(18)	(202)	16	(204)
Attributable to:
Non-controlling interests				8
Equity shareholders of the Company				(212)

(1)	The demerger of Valterra Platinum occurred on 31 May 2025 (see note 23). The results presented above in respect of the Platinum Group Metals segment are therefore for the 5 months ended 31 May 2025.

(2)	Please see note 23 where the tax on gain/loss on disposal included within the above tax charge has been disclosed.

76	Anglo American plc Interim Results 2025

Financial statements and other financial information	Notes to the Condensed financial statements

Group structure

22.	Discontinued operations continued

	6 months ended 30.06.24
US$ million	Platinum Group Metals	Steelmaking Coal	Nickel	Total
Revenue	2,796	1,754	329	4,879
Operating costs	(2,291)	(1,556)	(294)	(4,141)
Operating special items	(55)	–	–	(55)
Operating profit	450	198	35	683
Net income from associates and joint ventures	(24)	96	–	72
Profit before net finance costs and tax	426	294	35	755
Investment income	5	2	3	10
Interest expense	(22)	(101)	(26)	(149)
Other net financing (gains)/losses	(2)	–	4	2
Net finance costs	(19)	(99)	(19)	(137)
Profit before tax	407	195	16	618
Income tax credit on special items	14	–	–	14
Income tax charge on underlying items	(114)	(40)	–	(154)
Profit for the financial period from discontinued operations	307	155	16	478
Less: Special items for the financial period from discontinued operations	41	–	–	41
Profit for the financial period from discontinued operations before special items	348	155	16	519
Attributable to:
Non-controlling interests				90
Equity shareholders of the Company				429

Impairments recorded within operating special items

Six months ended 30 June 2025

Barro Alto and Codemin (Nickel)

The Barro Alto and Codemin CGUs have been classified as held for sale following the signing of a sale and purchase agreement. This agreement includes cash consideration and consideration contingent on future nickel prices and project development milestones. Total consideration under the agreement is considered indicative of the fair value of the disposal groups.

A valuation was prepared when the CGUs became held for sale, and updated at 30 June 2025 in line with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. An impairment charge of $170 million ($170 million after tax) has been recognised in the six months ended 30 June 2025 and allocated against property, plant and equipment to bring the carrying value of the disposal group to $322 million.

For the purposes of the impairment valuation, contingent consideration has been discounted at rates between 8.3% and 13.7% depending on the risk profile of the payments. For the valuation of the price-linked consideration, the model uses forecast LME nickel prices that fall within the analyst price range of $7.31/lb to $8.53/lb throughout the model. The consideration linked to project milestones was valued based on management’s best estimate of the timing of the payment criteria being met.

The valuation is not materially sensitive to reasonably possible changes in key assumptions.

Moranbah – Grosvenor (Steelmaking Coal)

Moranbah – Grosvenor was presented as held for sale at 31 December 2024 following the signing of a sale and purchase agreement and the waiver of pre-emption rights. An impairment charge against the CGU of $226 million ($158 million after tax) was recognised at that date based on the terms of the signed Share and Asset Purchase Agreement (SAPA). Total consideration in the SAPA includes deferred consideration, including price-linked contingent consideration and consideration linked to the Grosvenor mine restart.

Anglo American plc Interim Results 2025	77

Financial statements and other financial information	Notes to the Condensed financial statements

22.	Discontinued operations continued

In line with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, the valuation was updated at 30 June 2025 and principally, due to changes in the foreign exchange rate between the Australian and US Dollar that increased the carrying value of the CGU during the period, an impairment charge of $209 million ($146 million after tax) has been recognised in the six months ended 30 June 2025 to bring the carrying value of the CGU to $1,857 million, in line with the fair value of the consideration agreed. The impairment charge has been allocated against property, plant and equipment.

Capcoal (Steelmaking Coal)

On 15 March 2025, the previously announced disposal of the remainder of the Group’s Steelmaking Coal business including the Capcoal CGU to Peabody Energy became highly probable following the waiver of certain pre-emption rights for existing partners under the relevant agreements. The Capcoal CGU was therefore classified as held for sale from that date. A valuation based on the terms of the Share Purchase Agreement (SPA) signed in 2024 was prepared when the assets were transferred to held for sale, and updated at 30 June 2025 in line with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. An impairment charge of $69 million ($48 million after tax) has been recognised in the six months ended 30 June 2025, principally due to foreign exchange movements increasing the carrying value of the CGU during the period. The impairment charge has been allocated against property, plant and equipment to bring the carrying value of the CGU to $529 million, in line with the fair value of the consideration agreed.

For the purposes of the impairment valuations of the Steelmaking Coal CGUs, contingent consideration was discounted at rates between 6.7% and 11.6% depending on the risk profile of the payments. For the valuation of the price-linked consideration, the models use forecast steelmaking coal prices that fall within the upper quartile of the analyst price range throughout the model. The Grosvenor restart consideration was valued based on probabilistic outcomes of management’s best estimate of the timing of the mine’s restart.

The valuations of the Moranbah-Grosvenor and Capcoal CGUs are not materially sensitive to reasonably possible changes in key assumptions.

The impairment charges in respect of the Steelmaking Coal and Nickel CGUs detailed above have been recorded within operating special items. Operating special items included within the Platinum Group Metals disposal group relate to the impairment of individual assets.

Special items and remeasurements from discontinued operations

Non-operating special items

The net loss of $1,431 million principally relates to the loss from demerger of the Group’s interest in the Platinum Group Metals business (Valterra Platinum) of $1,803 million ($2,183 million after tax) partially offset by profit from disposal of the Group’s interest in the Jellinbah associate of $392 million; for further information please see note 23.

Income tax on special items

The income tax charge on special items of $93 million in Platinum Group Metals principally relates to withholding tax and other transaction taxes on the demerger, net of the release of the associated deferred tax liability recognised in 2024. In Steelmaking Coal, the income tax charge on special items of $54 million relates to taxes payable on the Jellinbah disposal partially offset by deferred tax movements on the associated impairments.

Transactions between continuing and discontinued operations

Intra-group transactions such as inter-segment trading, insurance claims and recharge arrangements occur between the Group’s continuing and discontinued operations. Where the income and expense relating to these transactions are recorded within the same financial statement line item they continue to be included within the results of both continuing and discontinued operations without adjustment. For transactions recorded across multiple financial statements line items, the Group has recorded appropriate elimination adjustments.

78	Anglo American plc Interim Results 2025

Financial statements and other financial information	Notes to the Condensed financial statements

Group structure

23.	Disposals

Platinum Group Metals

On 31 May 2025, the Group completed the demerger of its controlling interest in the Platinum Group Metals business, Valterra Platinum Limited (formerly named Anglo American Platinum Limited) (“Valterra Platinum”), which on 2 June 2025 was admitted to trading as an international commercial companies secondary listing on the London Stock Exchange (LSE) in addition to its existing primary listing on the Johannesburg Stock Exchange (JSE).

The demerger was executed by means of a distribution in specie valued at an amount equal to the fair value of the disposed share of operations. The fair value of the distribution in specie at the date of the demerger and residual financial asset investment was a level 1 fair value measurement based on the closing price of the Valterra Platinum shares as quoted on the JSE on the close of trade on 30 May 2025, being the last day of trading prior to the demerger.

Details of the net loss on demerger of Valterra Platinum is shown below:

US$ million	31 May 2025
Intangible assets	92
Property, plant and equipment	6,656
Environmental rehabilitation trusts	70
Other non-current assets	467
Inventories	1,509
Trade and other receivables	661
Other current assets	939
Trade and other payables	(2,081)
Short term borrowings	(1,058)
Other current liabilities	(62)
Deferred tax liabilities	(1,382)
Other non-current liabilities	(168)
Platinum Group Metals net assets	5,643
Non-controlling interest	(1,673)
Net assets demerged	3,970

Net cash and cash equivalents demerged	825
Net cash outflow from demerger of Platinum Group Metals	(825)

US$ million	31 May 2025
Distribution in specie relating to Platinum Group Metals demerger	5,317
Distribution in specie distributed to group companies (see Further information below)	(448)
Fair value of distribution to external shareholders (1)	4,869
Net assets demerged	(3,970)
Residual financial asset investments (see Further information below)	2,038
Gain on demerger before tax, transaction costs and reclassification of foreign currency translation reserve	2,937
Transaction costs	(155)
Withholding taxes	(307)
Other related taxes	(73)
Reclassification of foreign currency translation reserve	(4,585)
Loss on demerger of Platinum Group Metals net of tax and transaction costs	(2,183)

(1)	On 30 April 2025, the distribution in specie was approved and payable. The change in value of consideration between approval date and demerger was $588 million and has been recorded in equity.

Anglo American plc Interim Results 2025	79

Financial statements and other financial information	Notes to the Condensed financial statements

Group structure

23.	Disposals continued

Further information

On completion of the demerger, the Group retained a residual 19.9% interest in Valterra Platinum. 4.4% of the residual interest resulted from the distribution in specie being distributed to group companies and is held through Tenon and its related investment companies (see note 40 of the 2024 Integrated Annual Report for further information about the Tenon structure). The remaining 15.5% holding is held by a group subsidiary. A financial asset at fair value through other comprehensive income of $2,038 million was recognised on the Group’s Consolidated balance sheet in respect of this combined interest, with a revaluation gain of $914 million, representing the difference between the previous carrying value of the 19.9% interest in the net assets and their fair value, also recognised within discontinued special items in the consolidated income statement. The retained investment in Valterra Platinum is accounted for as a level 1 financial instrument.

As at 30 June 2025, the fair value of the investment was $2,330 million presented within current financial asset investments. A gain of $286 million ($251 million net of tax) relating to the change in fair value since initial recognition has been recorded within other comprehensive income.

Jellinbah

On 29 January 2025, the Group completed the sale of its interest in Jellinbah. In line with the agreement, the initial cash consideration of $1,019 million was reduced by $149 million of cash dividends received in 2024 following the agreement of the sale. The cash inflow on disposal was therefore $870 million.

The carrying value of the investment in the associate was $298 million. The transaction resulted in a net gain on disposal of $392 million after the recycling of cumulative foreign currency translation differences of $180 million, which was presented as a non-operating special item within discontinued operations. Transaction costs related to the sale were immaterial.

2024

Cash received of $16 million in respect of disposals principally relates to the deferred consideration balances relating to the sale of the Kroondal Marikana joint operation (Platinum Group Metals).

Reconciliation of cashflows on disposal to Net cash used in investing activities from discontinued operations

US$ million	Six months ended 30.06.2025
Cash inflow on disposal of Jellinbah	870
Cash outflow on demerger of Valterra Platinum	(825)
Transaction costs, withholding taxes and other taxes paid	(431)
Expenditure on property, plant and equipment by discontinued operations	(518)
Other investing cashflows relating to discontinued operations	3
Net cash used in investing activities from discontinued operations	(901)

80	Anglo American plc Interim Results 2025

Financial statements and other financial information

Responsibility statement

We confirm that to the best of our knowledge:

(a)	the Condensed financial statements have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted in the United Kingdom (IAS 34), and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and its subsidiaries included in the consolidation as a whole as required by DTR 4.2.4R;

(b)	the Half year financial report includes a fair review of the information required by DTR 4.2.7R (being an indication of important events that have occurred during the first six months of the financial year, and their impact on the Half year financial report, and a description of the principal risks and uncertainties for the remaining six months of the financial year); and

(c)	the Half year financial report includes a fair review of the information required by DTR 4.2.8R (being disclosure of related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or the performance of the Group during that period and any changes in the related party transactions described in the last annual report that could have a material effect on the financial position or performance of the Group in the first six months of the current financial year).

By order of the Board

Duncan Wanblad	John Heasley

Chief Executive Officer	Chief Financial Officer

Anglo American plc Interim Results 2025	81

Financial statements and other financial information

Independent review report to Anglo American plc

Report on the Condensed consolidated interim financial statements

Our conclusion

We have reviewed Anglo American plc’s Condensed consolidated interim financial statements (the “interim financial statements”) in the Half year financial report of Anglo American plc for the 6 month period ended 30 June 2025 (the “period”).

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34, ‘Interim Financial Reporting’ and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

The interim financial statements comprise:

–	the Consolidated balance sheet as at 30 June 2025;

–	the Consolidated income statement and Consolidated statement of comprehensive income for the period then ended;

–	the Consolidated cash flow statement for the period then ended;

–	the Consolidated statement of changes in equity for the period then ended; and

–	the explanatory notes to the interim financial statements.

The interim financial statements included in the Half year financial report of Anglo American plc have been prepared in accordance with UK adopted International Accounting Standard 34, ‘Interim Financial Reporting’ and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Financial Reporting Council for use in the United Kingdom (“ISRE (UK) 2410”). A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the Half year financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

Conclusions relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed. This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the Group to cease to continue as a going concern.

82	Anglo American plc Interim Results 2025

Financial statements and other financial information	Independent review report to Anglo American plc

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors

The Half year financial report, including the interim financial statements, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the Half year financial report in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority. In preparing the Half year financial report, including the interim financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Our responsibility is to express a conclusion on the interim financial statements in the Half year financial report based on our review. Our conclusion, including our Conclusions relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report. This report, including the conclusion, has been prepared for and only for the Company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP
Chartered Accountants
London
30 July 2025

Anglo American plc Interim Results 2025	83

Other information

Summary by operation

The disclosures in this section include certain Alternative Performance Measures (APMs). For more information on the APMs used by the Group, including definitions, please refer to page 88.

Marketing activities are allocated to the underlying operation to which they relate.

Continuing operations	6 months ended
30.06.25
US$ million	Sales	Realised	Unit	Group	Underlying	Underlying	Underlying	Capital
(unless otherwise stated)	volume	price	cost	revenue(1)	EBITDA	EBIT	earnings	expenditure
kt	c/lb	c/lb
Copper	345	(2)	436	(3)	155	(4)	3,666	1,756	1,214	475	712
Copper Chile	192	(2)	444	(3)	211	(4)	2,142	715	360	n/a	543
Los Bronces(5)	82	n/a	248	(4)	813	293	126	n/a	121
Collahuasi(6)	86	n/a	181	(4)	859	379	253	161	403
Other operations(7)	24	n/a	n/a	470	43	(19)	n/a	19
Copper Peru
(Quellaveco)(8)	153	427	88	(4)	1,524	1,041	854	333	169
Mt	$/t	$/t
Iron Ore	31.0	(9)	89	(10)	35	(11)	3,224	1,410	1,055	415	520
Kumba Iron Ore(12)	18.7	(9)	91	(10)	39	(11)	1,886	849	645	200	246
Iron Ore Brazil (Minas-Rio)	12.3	(9)	86	(10)	29	(11)	1,338	561	410	215	274
Mt	$/t	$/t
Manganese (Samancor)	0.9	n/a	n/a	147	(11)	(52)	(44)	–

Crop Nutrients	n/a	n/a	n/a	78	(30)	(30)	(35)	184
Woodsmith	n/a	n/a	n/a	1	n/a	n/a	n/a	184
Other(13)	n/a	n/a	n/a	77	(30)	(30)	(35)	–
‘000 cts	$/ct	$/ct
De Beers	11,005	(14)	155	(15)	87	(16)	1,952	(17)	(189)	(303)	(245)	172
Mining
Botswana	n/a	120	(15)	39	(16)	n/a	227	204	n/a	34
Namibia	n/a	340	(15)	215	(16)	n/a	78	58	n/a	7
South Africa	n/a	75	(15)	97	(16)	n/a	(48)	(72)	n/a	71
Canada	n/a	60	(15)	59	(16)	n/a	27	20	n/a	52
Trading	n/a	n/a	n/a	n/a	(260)	(262)	n/a	–
Other(18)	n/a	n/a	n/a	n/a	(213)	(251)	n/a	8

Corporate and other(19)	n/a	n/a	n/a	186	19	(59)	(179)	(2)
Exploration	n/a	n/a	n/a	n/a	(55)	(55)	(53)	–
Corporate activities and unallocated costs	n/a	n/a	n/a	186	74	(4)	(126)	(2)
n/a	n/a	n/a	9,253	2,955	1,825	387	1,586

Discontinued operations
koz (20)	$/PGM oz (21)	$/PGM oz (22)
Platinum Group Metals	1,134	1,506	1,149	1,773	199	49	(26)	353
Mt	$/t	$/t
Steelmaking Coal(23)	3.8	164	136	708	(149)	(206)	(202)	149
kt	$/lb	$/lb
Nickel	20	6.28	473	280	43	38	16	16
n/a	n/a	n/a	2,761	93	(119)	(212)	(24)	518

n/a	n/a	n/a	12,014	3,048	1,706	175	2,104

84	Anglo American plc Interim Results 2025

Other information	Summary by operation

See page 87 for footnotes.

Continuing operations	6 months ended
	30.06.24 (re-presented)(25)
US$ million	Sales		Realised		Unit		Group		Underlying	Underlying	Underlying	Capital
(unless otherwise stated)	volume		price		cost		revenue(1)		EBITDA	EBIT	earnings	expenditure
	kt		c/lb		c/lb
Copper	391	(2)	429	(3)	152	(4)	3,875		2,038	1,564	742	855
Copper Chile	242	(2)	437	(3)	176	(4)	2,455		1,196	893	n/a	620
Los Bronces(5)	92		n/a		241	(4)	873		369	244	n/a	146
Collahuasi(6)	127		n/a		119	(4)	1,204		782	654	414	463
Other operations(7)	23		n/a		n/a		378		45	(5)	n/a	11
Copper Peru (Quellaveco)(8)	149		415		112	(4)	1,420		842	671	300	235
	Mt		$/t		$/t
Iron Ore	29.5	(9)	93	(10)	37	(11)	3,296		1,413	1,171	574	495
Kumba Iron Ore(12)	18.1	(9)	97	(10)	39	(11)	1,988		888	742	264	266
Iron Ore Brazil
(Minas-Rio)	11.4	(9)	86	(10)	33	(11)	1,308		525	429	310	229
	Mt		$/t		$/t
Manganese (Samancor)	1.2		n/a		n/a		219		11	(35)	(27)	–

Crop Nutrients	n/a		n/a		n/a		86		(22)	(22)	(22)	500
Woodsmith	n/a		n/a		n/a		n/a		n/a	n/a	n/a	500
Other(13)	n/a		n/a		n/a		86		(22)	(22)	(22)	–
	‘000 cts		$/ct		$/ct
De Beers	11,945	(14)	164	(15)	85	(16)	2,247	(17)	300	150	73	264
Mining
Botswana	n/a		145	(15)	36	(16)	n/a		177	150	n/a	32
Namibia	n/a		435	(15)	270	(16)	n/a		84	66	n/a	18
South Africa	n/a		93	(15)	107	(16)	n/a		(13)	(41)	n/a	164
Canada	n/a		80	(15)	51	(16)	n/a		41	23	n/a	28
Trading	n/a		n/a		n/a		n/a		58	56	n/a	–
Other(18)	n/a		n/a		n/a		n/a		(47)	(104)	n/a	22

Corporate and other(19)	n/a		n/a		n/a		233		(68)	(227)	(479)	15
Exploration	n/a		n/a		n/a		n/a		(60)	(60)	(56)	–
Corporate activities and unallocated costs	n/a		n/a		n/a		233		(8)	(167)	(423)	15
	n/a		n/a		n/a		9,956		3,672	2,601	861	2,129

Discontinued operations
	koz (20)		$/PGM oz (21)		$/PGM oz (22)
Platinum Group Metals	1,974		1,442		976		2,796		675	481	258	455
	Mt		$/t		$/t
Steelmaking Coal(23)	7.9		265		125		2,108		592	346	155	257
	kt		$/lb		$/lb
Nickel	19		6.85		505		329		41	35	16	50
	n/a		n/a		n/a		5,233		1,308	862	429 (24)	762

	n/a		n/a		n/a		15,189		4,980	3,463	1,290	2,891

See page 87 for footnotes.

Anglo American plc Interim Results 2025	85

Other information	Summary by operation

Continuing operations	Year ended
31.12.24 (re-presented)(25)
US$ million	Sales	Realised	Unit	Group	Underlying	Underlying	Underlying	Capital
(unless otherwise stated)	volume	price	cost	revenue(1)	EBITDA	EBIT	earnings	expenditure
kt	c/lb	c/lb
Copper	769	(2)	416	(3)	151	(4)	7,572	3,805	2,804	1,336	1,598
Copper Chile	463	(2)	416	(3)	181	(4)	4,668	2,049	1,398	n/a	1,161
Los Bronces(5)	174	n/a	273	(4)	1,535	467	189	n/a	277
Collahuasi(6)	242	n/a	120	(4)	2,293	1,447	1,175	747	837
Other operations(7)	47	n/a	n/a	840	135	34	n/a	47
Copper Peru (Quellaveco)(8)	306	415	105	(4)	2,904	1,756	1,406	622	437
Mt	$/t	$/t
Iron Ore	60.9	(9)	89	(10)	35	(11)	6,573	2,655	2,135	1,110	945
Kumba Iron Ore(12)	36.2	(9)	92	(10)	39	(11)	3,796	1,581	1,260	450	527
Iron Ore Brazil (Minas-Rio)	24.7	(9)	84	(10)	30	(11)	2,777	1,074	875	660	418
Mt	$/t	$/t
Manganese (Samancor)	1.9	n/a	n/a	359	116	31	–	–

Crop Nutrients	n/a	n/a	n/a	188	(34)	(35)	(27)	834
Woodsmith	n/a	n/a	n/a	n/a	n/a	n/a	n/a	834
Other(13)	n/a	n/a	n/a	188	(34)	(35)	(27)	–
‘000 cts	$/ct	$/ct
De Beers	17,883	(14)	152	(15)	93	(16)	3,292	(17)	(25)	(349)	(288)	536
Mining
Botswana	n/a	143	(15)	39	(16)	n/a	241	185	n/a	83
Namibia	n/a	426	(15)	295	(16)	n/a	121	82	n/a	41
South Africa	n/a	85	(15)	115	(16)	n/a	(54)	(126)	n/a	312
Canada	n/a	79	(15)	56	(16)	n/a	45	11	n/a	63
Trading	n/a	n/a	n/a	n/a	(50)	(54)	n/a	1
Other(18)	n/a	n/a	n/a	n/a	(328)	(447)	n/a	36

Corporate and other(19)	n/a	n/a	n/a	500	(195)	(545)	(789)	22
Exploration	n/a	n/a	n/a	n/a	(118)	(118)	(116)	1
Corporate activities and unallocated costs	n/a	n/a	n/a	500	(77)	(427)	(673)	21
n/a	n/a	n/a	18,484	6,322	4,041	1,342	3,935

Discontinued operations
koz (20)	$/PGM oz (21)	$/PGM oz (22)
Platinum Group Metals	4,078	1,468	957	5,962	1,106	668	348	1,013
Mt	$/t	$/t
Steelmaking Coal(23)	14.4	232	124	3,519	924	480	135	468
kt	$/lb	$/lb
Nickel	39	6.82	481	617	108	96	112	74
n/a	n/a	n/a	10,098	2,138	1,244	595	(24)	1,555

n/a	n/a	n/a	28,582	8,460	5,285	1,937	5,490

See page 87 for footnotes.

86	Anglo American plc Interim Results 2025

Other information	Summary by operation

(1)	Group revenue is shown after deduction of treatment and refining charges (TC/RCs).

(2)	Shown on a contained metal basis. Excludes 175 kt third-party sales (six months ended 30 June 2024: 168 kt and year ended 31 December 2024: 422kt).

(3)	Represents realised copper price and excludes impact of third-party sales.

(4)	C1 unit cost includes by-product credits. Total copper unit cost is a weighted average.

(5)	Figures on a 100% basis (Group’s share: 50.1%).

(6)	44% share of Collahuasi sales and financials.

(7)	Other operations form part of the results of Copper Chile. Sales are from El Soldado mine (figures on a 100% basis, Group’s share: 50.1%). Financials include El Soldado and Chagres (figures on a 100% basis, Group’s share: 50.1%), third-party trading, projects, including Sakatti, and corporate costs. El Soldado mine C1 unit costs increased by 16% to 259c/lb (30 June 2024: 224c/lb).

(8)	Figures on a 100% basis (Group’s share: 60%).

(9)	Sales volumes are reported as wet metric tonnes. Product is shipped with c.1.5% moisture from Kumba and c.9% moisture from Minas-Rio.

(10)	Prices for Kumba Iron Ore are the average realised export basket price (FOB Saldanha) (wet basis). Prices for Minas-Rio are the average realised export basket price (FOB Brazil) (wet basis). Prices for total iron ore are a blended average.

(11)	Unit costs are reported on an FOB wet basis. Unit costs for total iron ore are a weighted average.

(12)	Sales volumes, stock and realised price could differ to Kumba’s stand-alone reported results due to sales to other Group companies.

(13)	Other comprises projects and corporate costs as well as the share in associate results from The Cibra Group, a fertiliser distributor based in Brazil.

(14)	Total sales volumes on a 100% basis were 12.3 million carats (six months ended 30 June 2024: 12.7 million carats and year ended 31 December 2024: 19.4 million carats). Total sales volumes (100%) include De Beers Group’s joint arrangement partners’ 50% proportionate share of sales to entities outside De Beers Group from Diamond Trading Company Botswana and Namibia Diamond Trading Company.

(15)	Pricing for the mining businesses is based on 100% selling value post-aggregation of goods. Realised price includes the price impact of the sale of non-equity product and, as a result, is not directly comparable to the unit cost.

(16)	Unit cost is based on consolidated production and operating costs, excluding depreciation and operating special items, divided by carats recovered.

(17)	Includes rough diamond sales of $1.7 billion (six months ended 30 June 2024: $2.0 billion and year ended 31 December 2024: $2.7 billion).

(18)	Other includes Element Six, brands and diamond desirability, and Corporate.

(19)	Revenue within Corporate activities and unallocated costs primarily relates to third-party shipping activities, marketing costs previously incurred by Nickel business unit which have not been discontinued, as well as the Marketing business’ energy solutions activities. Refer to note 4 for more details.

(20)	PGM sales volumes exclude tolling and third-party trading activities. SMC sales volumes exclude thermal coal sales of 0.8 Mt (six months ended 30 June 2024: 0.7 Mt; year ended 31 December 2024: 2.0 Mt). Includes sales relating to third-party product purchased and processed by Anglo American.

(21)	Price for a basket of goods per PGM oz. The dollar basket price is the net sales revenue from all metals sold (PGMs, base metals and other metals) excluding trading and foreign exchange translation impacts, per PGM 5E + gold ounces sold (own mined and purchase of concentrate) excluding trading, and measured in $/PGM oz. SMC price is realised price is the weighted average hard coking coal and PCI export sales price achieved at managed operations, measured in $/t. Nickel shows its realised price, measured in $/lb.

(22)	PGMs unit cost is total cash operating costs (includes on-mine, smelting and refining costs only) per own mined PGM ounce of production, measured in $/ PGM oz. SMC unit cost is FOB unit cost comprises managed operations and excludes royalties, measured in $/t. Nickel is C1 unit cost, measured in c/lb.

(23)	Anglo American’s attributable share of Jellinbah is 23.3%. Anglo American agreed the sale of its 33.33% stake in Jellinbah in November 2024, and this transaction has now completed on 29 January 2025. The results from Jellinbah post 1 November 2024, after the sale was agreed, did not accrue to Anglo American and have been excluded

(24)	Includes net finance costs, income tax and NCI of $93 million (six months ended 30 June 2024: $433 million and year end 31 December 2024: $649 million)

(25)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.

Anglo American plc Interim Results 2025	87

Other information

Alternative performance measures

Introduction

When assessing and discussing the Group’s reported financial performance, financial position and cash flows, management makes reference to Alternative Performance Measures (APMs) of historical or future financial performance, financial position or cash flows that are not defined or specified under International Financial Reporting Standards (IFRS).

The APMs used by the Group fall into two categories:

–	Financial APMs: These financial measures are usually derived from the financial statements, prepared in accordance with IFRS. Certain financial measures cannot be directly derived from the financial statements as they contain additional information, such as financial information from earlier periods or profit estimates or projections. The accounting policies applied when calculating APMs are, where relevant and unless otherwise stated, substantially the same as those disclosed in the Group’s Consolidated financial statements for the year ended 31 December 2024 with the exception of the new accounting pronouncements disclosed in note 2.

–	Non-financial APMs: These measures incorporate certain non-financial information that management believes is useful when assessing the performance of the Group.

APMs are not uniformly defined by all companies, including those in the Group’s industry. Accordingly, the APMs used by the Group may not be comparable with similarly titled measures and disclosures made by other companies.

APMs should be considered in addition to, and not as a substitute for or as superior to, measures of financial performance, financial position or cash flows reported in accordance with IFRS. Measures used by the Group exclude the impact of certain items, which impact the financial performance and cash flows, in order to aid comparability of financial information reported. The adjustments performed to defined IFRS measures and rationale for adjustments are detailed on pages 89 to 91.

Purpose

The Group uses APMs to improve the comparability of information between reporting periods and businesses, either by adjusting for uncontrollable factors or special items which impact upon IFRS measures or, by aggregating measures, to aid the user of the Annual Report in understanding the activity taking place across the Group’s portfolio.

Their use is driven by characteristics particularly visible in the mining sector:

1.	Earnings volatility: The Group mines and markets commodities, precious metals and minerals. The sector is characterised by significant volatility in earnings driven by movements in macro-economic factors, primarily price and foreign exchange. This volatility is outside the control of management and can mask underlying changes in performance. As such, when comparing year-on-year performance, management excludes certain items (such as those classed as ‘special items’) to aid comparability and then quantifies and isolates uncontrollable factors in order to improve understanding of the controllable portion of variances.

2.	Nature of investment: Investments in the sector typically occur over several years and are large, requiring significant funding before generating cash. These investments are often made with partners and the nature of the Group’s ownership interest affects how the financial results of these operations are reflected in the Group’s results e.g. whether full consolidation (subsidiaries), consolidation of the Group’s attributable assets and liabilities (joint operations) or equity accounted (associates and joint ventures). Attributable metrics are therefore presented to help demonstrate the financial performance and returns available to the Group, for investment and financing activities, excluding the effect of different accounting treatments for different ownership interests.

3.	Portfolio complexity: The Group operates in a number of different, but complementary commodities, precious metals and minerals. The cost, value of and return from each saleable unit (e.g. tonne, pound, carat, ounce) can differ materially between each business. This makes understanding both the overall portfolio performance, and the relative performance of its constituent parts on a like-for-like basis, more challenging. The Group therefore uses composite APMs to provide a consistent metric to assess performance at the portfolio level.

88	Anglo American plc Interim Results 2025

Other information	Alternative performance measures

Consequently, APMs are used by the Board and management for planning and reporting. A subset is also used by management in setting director and management remuneration, such as attributable free cash flow prior to growth capital expenditure. The measures are also used in discussions with the investment analyst community and credit rating agencies.

Updates to APMs

APMs marked with a (**) have been introduced for the current period. These are reflective of the impact of disposal groups and businesses being classified as assets held for sale qualifying as discontinued operations during the period. The measures are reconciled to the primary statements either in Note 4 or Note 22. Further details on each measure are provided in the table below:

Financial APMs

Group APM	Closest equivalent IFRS measure	Adjustments to reconcile to primary statements (1)	Rationale for adjustments
Income statement
Group revenue	Revenue from continuing operations	– Revenue from associates and joint ventures – Revenue special items and remeasurements	– Exclude the impact of certain items due to their size and nature to aid comparability – Exclude the effect of different basis of consolidation to aid comparability

Underlying EBIT	Profit/(loss) before net finance income/ (costs) and tax from continuing operations	– Revenue, operating and non-operating special items and remeasurements – Underlying EBIT from associates and joint ventures	– Exclude the impact of certain items due to their size and nature to aid comparability – Exclude the effect of different basis of consolidation to aid comparability

Underlying EBITDA	Profit/(loss) before net finance income/ (costs) and tax from continuing operations	– Revenue, operating and non-operating special items and remeasurements – Depreciation and amortisation – Underlying EBITDA from associates and joint ventures	– Exclude the impact of certain items due to their size and nature to aid comparability – Exclude the effect of different basis of consolidation to aid comparability

**Underlying EBITDA - discontinued operations	Profit/(loss) for the financial period from discontinued operations

–     Revenue, operating and non-operating special items and remeasurements from discontinued operations

–     Depreciation and amortisation from discontinued operations

–     Underlying EBITDA from associates and joint ventures from discontinued operations

–     Net finance income/(costs) and Income tax (expense)/credit from discontinued operations

– Exclude the impact of certain items due to their size and nature to aid comparability – Exclude the effect of different basis of consolidation to aid comparability

**Underlying EBITDA - Total Group	Profit/(loss) for the financial period

–     Revenue, operating and non-operating special items and remeasurements from continuing and discontinued operations

–     Depreciation and amortisation from continuing and discontinued operations

–     Underlying EBITDA from associates and joint ventures from continuing and discontinued operations

–     Net finance income/(costs) and Income tax (expense)/credit from continuing and discontinued operations

– Exclude the impact of certain items due to their size and nature to aid comparability – Exclude the effect of different basis of consolidation to aid comparability

Underlying earnings	Profit/(loss) for the financial period attributable to equity shareholders of the Company	– Special items and remeasurements	– Exclude the impact of certain items due to their size and nature to aid comparability

**Underlying earnings – continuing operations	Profit/(loss) for the financial year from continuing operations	– Special items and remeasurements	– Exclude the impact of certain items due to their size and nature to aid comparability

Anglo American plc Interim Results 2025	89

Other information	Alternative performance measures

Group APM	Closest equivalent IFRS measure	Adjustments to reconcile to primary statements (1)	Rationale for adjustments
**Underlying earnings – discontinued operations	Profit/(loss) for the financial year from discontinued operations	– Special items and remeasurements	– Exclude the impact of certain items due to their size and nature to aid comparability

Underlying effective tax rate	Income tax expense from continuing operations

–     Tax related to special items and remeasurements

–     The Group’s share of associates’ and joint ventures’ profit before tax, before special items and remeasurements, and tax expense, before special items and remeasurements

– Exclude the impact of certain items due to their size and nature to aid comparability – Exclude the effect of different basis of consolidation to aid comparability

Basic underlying earnings per share	Earnings per share	– Special items and remeasurements	– Exclude the impact of certain items due to their size and nature to aid comparability

**Basic underlying earnings per share from continuing operations	Earnings per share	– Special items and remeasurements – Earnings per share from discontinued operations	– Exclude the impact of certain items due to their size and nature to aid comparability

**Basic underlying earnings per share from discontinued operations	Earnings per share	– Special items and remeasurements – Earnings per share from continuing operations	– Exclude the impact of certain items due to their size and nature to aid comparability

EBITDA margin	Operating profit margin from continuing operations, defined by IFRS	– Revenue from associates and joint ventures – Revenue, operating and non-operating special items and remeasurements – Underlying EBIT from associates and joint ventures	– To show earnings margin on the total cost base of the business – To align metric to reported targets for our strategy

Balance sheet
Net debt	Borrowings less cash and related hedges

–     Debit valuation adjustment

–     Borrowings are adjusted to exclude vessel lease contracts that are priced with reference to a freight index

–     Borrowings do not include the royalty liability on the basis that obligations to make cash payments against this liability only arise when the Woodsmith project generates revenues, and that otherwise the Group is not currently contractually liable to make any payments under this arrangement (other than in the event of Anglo American Crop Nutrients Limited’s insolvency)

–     Exclude the impact of accounting adjustments from the net debt obligation of the Group

–     Exclude the volatility arising from vessel lease contracts that are priced with reference to a freight index. These liabilities are required to be remeasured at each reporting date to the latest spot freight rate, which means that the carrying value of the lease liability is not necessarily consistent with the average lease payments which are expected to be made over the lease term

Attributable ROCE	No direct equivalent	– Non-controlling interests’ share of capital employed and underlying EBIT (2) – Average of opening and closing attributable capital employed (2)	– Exclude the effect of different basis of consolidation to aid comparability

Cash flow - continuing operations
Capital expenditure (capex)	Expenditure on property, plant and equipment	– Cash flows from derivatives related to capital expenditure – Proceeds from disposal of property, plant and equipment – Direct funding for capital expenditure from non-controlling interests	– To reflect the net attributable cost of capital expenditure taking into account economic hedges

Operating free cash flow	Cash flow from operations	– Cash element of special items – Dividends from associates, joint ventures – Capital repayment of lease obligations – Sustaining capital expenditure	– To measure the net cash generated by the business after capital expenditure, matching the cash flows of those items included within Underlying EBIT

90	Anglo American plc Interim Results 2025

Other information	Alternative performance measures

Group APM	Closest equivalent IFRS measure	Adjustments to reconcile to primary statements (1)	Rationale for adjustments
Sustaining attributable free cash flow	Cash flows from operations

–     Cash tax paid

–     Dividends from associates, joint ventures and financial asset investments

–     Net interest paid

–     Dividends to non-controlling interests

–     Capital repayment of lease obligations

–     Sustaining capital expenditure

–     Capitalised operating cash flows relating to life-extension projects

–     To measure the amount of cash available to finance returns to shareholders or growth after servicing debt, providing a return to minority shareholders and meeting the capex commitments needed to sustain the current production base of existing assets. It is calculated as attributable free cash flow prior to growth capex and expenditure on non-current intangible assets (excluding goodwill)

Attributable free cash flow	Cash flows from operations

–     Capital expenditure

–     Cash tax paid

–     Dividends from associates, joint ventures and financial asset investments

–     Net interest paid

–     Dividends to non-controlling interests

–     Capital repayment of lease obligations

–     Expenditure on non-current intangible assets (excluding goodwill)

– To measure the amount of cash available to finance returns to shareholders or growth after servicing debt, providing a return to minority shareholders and meeting existing capex commitments

Cash conversion	No direct equivalent

–     Cash element of special items

–     Dividends from associates, joint ventures

–     Capital repayment of lease obligations

–     Sustaining capital expenditure

–     Revenue, operating and non-operating special items and remeasurements

–     Underlying EBIT from associates and joint ventures

– Cash conversion is a ratio used to measure the efficiency of the business in generating cash from accounting profits. It is calculated as a ratio of operating free cash flow and Underlying EBIT

(1)	Adjustments to reconcile to primary statements are assumed to relate to continuing operations where the closest equivalent IFRS measure is a continuing operations measure.

(2)	Attributable ROCE has been calculated on a continuing operations basis. The attributable capital employed has been adjusted to exclude balances relating to entities classified as discontinued operations.

Group revenue

Group revenue includes the Group’s attributable share of associates’ and joint ventures’ revenue and excludes revenue special items and remeasurements. A reconciliation to ‘Revenue’, the closest equivalent IFRS measure to Group revenue, is provided within note 4 to the Condensed financial statements.

Underlying EBIT

Underlying EBIT is ‘Operating profit/(loss)’ presented before special items and remeasurements(1) and includes the Group’s attributable share of associates’ and joint ventures’ underlying EBIT. Underlying EBIT of associates and joint ventures is the Group’s attributable share of associates’ and joint ventures’ revenue less operating costs before special items and remeasurements(1) of associates and joint ventures.

A reconciliation to ‘Profit/(loss) before net finance income/(costs) and tax’, the closest equivalent IFRS measure to underlying EBIT, is provided within note 4 to the Condensed financial statements.

Underlying EBITDA

Underlying EBITDA is underlying EBIT before depreciation and amortisation and includes the Group’s attributable share of associates’ and joint ventures’ underlying EBIT before depreciation and amortisation.

A reconciliation to ‘Profit/(loss) before net finance income/(costs) and tax’, the closest equivalent IFRS measure to underlying EBITDA, is provided within note 4 to the Condensed financial statements.

Underlying earnings

Underlying earnings is ‘Profit/(loss) for the financial year attributable to equity shareholders of the Company’ before special items and remeasurements(1) and is therefore presented after net finance costs, income tax expense and non-controlling interests.

A reconciliation to ‘Profit/(loss) for the financial year attributable to equity shareholders of the Company’, the closest equivalent IFRS measure to underlying earnings, is presented in the Consolidated income statement.

Anglo American plc Interim Results 2025	91

Other information	Alternative performance measures

Underlying effective tax rate

The underlying effective tax rate equates to the income tax expense, before special items and remeasurements(1) and including the Group’s share of associates’ and joint ventures’ tax before special items and remeasurements, divided by profit before tax before special items and remeasurements and including the Group’s share of associates’ and joint ventures’ profit before tax before special items and remeasurements.

A reconciliation to ‘Income tax expense’, the closest equivalent IFRS measure to underlying effective tax rate, is provided within note 7 to the Condensed financial statements.

(1) Special items and remeasurements are defined in note 11 to the Condensed financial statements.

Underlying earnings per share

Basic and diluted underlying earnings per share are calculated as underlying earnings divided by the basic or diluted shares in issue. The calculation of underlying earnings per share is disclosed within note 5 to the Condensed financial statements.

EBITDA margin

The EBITDA margin is derived from the Group’s underlying EBITDA as a percentage of Group revenue. This is to reflect the profit margin of the business as a whole (including all costs) and aligns to the targets that were reported for our strategy.

US$ million (unless otherwise stated)	6 months ended 30.06.25	6 months ended 30.06.24 (re-presented)(1)
Underlying EBITDA	2,955	3,672
Group revenue	9,253	9,956
EBITDA margin	32%	37%

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.

Net debt

Net debt is calculated as total borrowings less variable vessel lease contracts that are priced with reference to a freight index, and cash and cash equivalents (including derivatives that provide an economic hedge of net debt, but excluding the impact of the debit valuation adjustment on these derivatives, explained in note 15). A reconciliation to the Consolidated balance sheet is provided within note 15 to the Condensed financial statements.

Capital expenditure (capex)

Capital expenditure is defined as cash expenditure on property, plant and equipment, including related derivatives, and is presented net of proceeds from disposal of property, plant and equipment and includes direct funding for capital expenditure from non-controlling interests in order to match more closely the way in which it is managed. A reconciliation to ‘Expenditure on property, plant and equipment’, the closest equivalent IFRS measure to capital expenditure, is provided within note 13 to the Condensed financial statements.

Sustaining capital

Sustaining capital is calculated as stay-in-business, stripping and development, life-extension projects and proceeds from disposals of property, plant and equipment. The Group uses sustaining capital as a measure to provide additional information to understand the capital needed to sustain the current production base of existing assets.

Attributable return on capital employed (ROCE)

ROCE is a ratio that measures the efficiency and profitability of a company’s capital investments. Attributable ROCE displays how effectively assets are generating profit on invested capital for the equity shareholders of the Company. It is calculated as attributable underlying EBIT divided by average attributable capital employed.

Attributable underlying EBIT excludes the underlying EBIT of non-controlling interests.

Capital employed is defined as net assets excluding net debt, vessel lease contracts that are priced with reference to a freight index, the debit valuation adjustment attributable to derivatives hedging net debt and financial asset investments. Attributable capital employed excludes capital employed of non-controlling interests. Average attributable capital employed is calculated by adding the opening and closing attributable capital employed for the relevant period and dividing by two.

92	Anglo American plc Interim Results 2025

Other information	Alternative performance measures

Attributable ROCE is also used as an incentive measure in executives’ remuneration and is predicated upon the achievement of ROCE targets assessed using an average across a three year performance period.

A reconciliation to ‘Profit/(loss) before net finance income/(costs) and tax’, the closest equivalent IFRS measure to underlying EBIT, is provided within note 4 to the Condensed financial statements. A reconciliation to ‘Net assets’, the closest equivalent IFRS measure to capital employed, is provided within note 12 to the Condensed financial statements. The table below reconciles underlying EBIT and capital employed to attributable underlying EBIT and average attributable capital employed by segment.

	Attributable ROCE %
	6 months ended 30.06.25	6 months ended 30.06.24 (re-presented)(1)
Copper	18	25
Iron Ore	18	21
Manganese	(50)	(53)
Crop Nutrients	n/a	n/a
De Beers	(17)	(4)
Corporate and other	n/a	n/a
	9	12

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.

	30.06.25
US$ million	Underlying EBIT	Annualised underlying EBIT	Less: Non- controlling interests’ share of underlying EBIT	Attributable underlying EBIT	Opening attributable capital employed	Closing capital employed	Less: Non- controlling interests’ share of closing capital employed	Closing attributable capital employed	Average attributable capital employed
Copper	1,214	2,429	(775)	1,654	9,192	14,088	(4,547)	9,541	9,367
Iron Ore	1,055	2,110	(769)	1,341	7,258	10,068	(2,458)	7,610	7,434
Manganese	(52)	(105)	–	(105)	210	214	–	214	212
Crop Nutrients	(30)	(60)	–	(60)	947	1,291	–	1,291	1,119
De Beers (2)	(303)	(814)	122	(692)	4,112	4,819	(783)	4,036	4,074
Corporate and other	(59)	(118)	3	(115)	505	656	–	656	580
	1,825	3,442	(1,419)	2,023	22,224	31,136	(7,788)	23,348	22,786

	30.06.24 (re-presented)(1)
US$ million	Underlying EBIT	Annualised underlying EBIT	Less: Non- controlling interests’ share of underlying EBIT	Attributable underlying EBIT	Opening attributable capital employed	Closing capital employed	Less: Non- controlling interests’ share of closing capital employed	Closing attributable capital employed	Average attributable capital employed
Copper	1,564	3,129	(810)	2,319	9,293	14,357	(4,890)	9,467	9,380
Iron Ore	1,171	2,341	(729)	1,612	7,653	8,912	(1,377)	7,535	7,594
Manganese	(35)	(70)	(3)	(73)	141	134	–	134	137
Crop Nutrients	(22)	(44)	–	(44)	1,309	412	–	412	860
De Beers (2)	150	(307)	40	(267)	6,076	7,490	(1,205)	6,285	6,181
Corporate and other	(227)	(454)	26	(428)	1,394	1,425	(14)	1,412	1,402
	2,601	4,595	(1,476)	3,119	25,866	32,730	(7,486)	25,245	25,554

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.
(2)	For half year reporting attributable underlying EBIT is annualised apart from the calculation of De Beers’ attributable ROCE, where it is based on the prior 12 months, rather than the annualised half year performance, owing to the seasonality of sales and underlying EBIT profile of De Beers.

Anglo American plc Interim Results 2025	93

Other information	Alternative performance measures

Operating free cash flow

Operating free cash flow is used to measure the amount of cash available to the business after sustaining capital expenditure, matching the cash flows with those items included within Underlying EBIT. It is defined as ‘Cash flows from operations’, including dividends from associates and joint ventures, less sustaining capital expenditure and the capital repayment of lease obligations and excludes the cash element of special items.

Continuing operations

US$ million	6 months ended 30.06.25	6 months ended 30.06.24 (re-presented)(1)
Cash flows from operations	3,267	4,000

Adjustments for:
Dividends from associates, joint ventures and financial asset investments	28	42
Sustaining capital expenditure	(1,298)	(1,494)
Capital repayment of lease obligations	(133)	(167)
Cash element of special items	115	37
Operating free cash flow	1,979	2,418

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.

Sustaining attributable free cash flow

Sustaining attributable free cash flow is used to measure the amount of cash available to finance returns to shareholders or growth after servicing debt, providing a return to minority shareholders and meeting the capex commitments needed to sustain the current production base of existing assets. Sustaining attributable free cash flow is also used as an incentive measure in executives’ remuneration. It is calculated as attributable free cash flow prior to growth capex and expenditure on non-current intangible assets (excluding goodwill). A reconciliation of ‘Cash flows from operations’, the closest equivalent IFRS measure, is provided on page 7 of the Group financial review.

Attributable free cash flow

Attributable free cash flow is calculated as ‘Cash flows from operations’ plus dividends received from associates, joint ventures and financial asset investments, less capital expenditure, less expenditure on non-current intangible assets (excluding goodwill), less tax cash payments excluding tax payments relating to disposals, less net interest paid including interest on derivatives hedging net debt, less dividends paid to non-controlling interests.

A reconciliation of ‘Cash flows from operations’, the closest equivalent IFRS measure, is provided on page 7 of the Group financial review.

Cash conversion

Cash conversion is a ratio used to measure the efficiency of the business in generating cash from accounting profits. It is calculated as a ratio of operating free cash flow and Underlying EBIT.

US$ million (unless otherwise stated)	6 months ended 30.06.25	6 months ended 30.06.24 (re-presented)(1)
Operating free cash flow	1,979	2,418
Underlying EBIT	1,825	2,601
Cash conversion (Operating Free Cashflow: Underlying EBIT)	108%	93%

(1)	Comparative figures are re-presented to show separately results from discontinued operations, see note 22.

94	Anglo American plc Interim Results 2025

Other information	Alternative performance measures

Non-financial APMs

Some of our measures are not reconciled to IFRS either because they include non-financial information, there is no meaningful IFRS comparison or the purpose of the measure is not typically covered by IFRS.

Copper equivalent production

Copper equivalent production, expressed as copper equivalent tonnes, shows changes in underlying production volume. It is calculated by expressing each commodity’s volume as revenue, subsequently converting the revenue into copper equivalent units by dividing by the copper price (per tonne). Long term forecast prices (and foreign exchange rates where appropriate) are used, in order that period-on-period comparisons exclude any impact for movements in price.

When calculating copper equivalent production, sales from non-mining activities are excluded. Volume from projects in pre-commercial production are included.

Unit cost

Unit cost is the direct cash cost including direct cash support costs incurred in producing one unit of saleable production. Unit cost relates to equity production only.

For iron ore and coal, unit costs shown are FOB i.e. cost on board at port. For copper and nickel, they are shown at C1 i.e. after inclusion of by-product credits and logistics costs. For PGMs and diamonds, unit costs include all direct expensed cash costs incurred i.e. excluding, among other things, market development activity, corporate overhead etc. Royalties are excluded from all unit cost calculations.

Copper equivalent unit cost

Copper equivalent unit cost is the cost incurred to produce one tonne of copper equivalent. Only the cost incurred in mined output from subsidiaries and joint operations is included, representing direct costs in the Consolidated income statement controllable by the Group. Costs and volumes from associates and joint ventures are excluded, as are those from operations that are not yet in commercial production, that deliver domestic production, and those associated with third-party volume purchases of diamonds and PGMs concentrate.

When calculating copper equivalent unit cost, unit costs for each commodity are multiplied by relevant production, combined and then divided by the total copper equivalent production, to get a copper equivalent unit cost i.e. the cost of mining one tonne of copper equivalent. The metric is in US dollars and, where appropriate, long term foreign exchange rates are used to convert from local currency to US dollars.

Volume and cash cost improvements

The Group uses an underlying EBITDA waterfall to understand its year-on-year underlying EBITDA performance. The waterfall isolates the impact of uncontrollable factors in order that the real year-on-year improvement in performance can be seen by the user.

Three variables are normalised, in the results of subsidiaries and joint operations, for:

–	Price: The movement in price between comparative periods is removed by multiplying current year sales volume by the movement in realised price for each product group.

–	Foreign exchange: The year-on-year movement in exchange is removed from the current year non-US dollar cost base i.e. costs are restated at prior year foreign exchange rates. The non-US dollar cash cost base excludes costs which are price linked (e.g. purchase of concentrate from third-party PGMs providers, third-party diamond purchases).

–	Inflation: CPI is removed from cash costs, restating these costs at the pricing level of the base year.

The remaining variances in the underlying EBITDA waterfall are in real US dollar terms for the base year i.e. for a waterfall comparing 2025 with 2024, the sales volume and cash cost variances exclude the impact of price, foreign exchange and CPI and are hence in real 2024 terms. This allows the user of the waterfall to understand the underlying real movement in sales volumes and cash costs on a consistent basis.

Anglo American plc Interim Results 2025	95

Other information

Exchange rates and commodity prices

US$ exchange rates	30.06.25	30.06.24	31.12.24
Period end spot rates
South African rand	17.81	18.19	18.73
Brazilian real	5.48	5.54	6.18
Sterling	0.73	0.79	0.80
Australian dollar	1.53	1.50	1.61
Euro	0.85	0.93	0.96
Chilean peso	943	943	990
Botswana pula	13.33	13.59	13.94
Peruvian sol	3.55	3.83	3.76
Average rates for the period
South African rand	18.40	18.73	18.32
Brazilian real	5.76	5.08	5.38
Sterling	0.77	0.79	0.78
Australian dollar	1.58	1.52	1.52
Euro	0.92	0.92	0.92
Chilean peso	956	941	944
Botswana pula	13.71	13.66	13.56
Peruvian sol	3.68	3.75	3.75

Commodity prices		30.06.25	30.06.24	31.12.24
Period end spot prices
Copper(1)	US cents/lb	455	430	395
Iron ore (62% Fe CFR)(2)	US$/tonne	94	107	100
Iron ore (65% Fe Fines CFR)(3)	US$/tonne	105	123	115
Platinum(4)	US$/oz	1,071	1,012	914
Palladium(4)	US$/oz	964	972	909
Rhodium(5)	US$/oz	5,355	4,650	4,575
Hard coking coal (FOB Australia)(2)	US$/tonne	174	234	197
PCI (FOB Australia)(2)	US$/tonne	138	182	150
Nickel(1)	US$/lb	6.81	7.69	6.85
Manganese ore (44% CIF China)(3)	US$/dmtu	4.20	8.30	4.08
Average market prices for the period
Copper(1)	US cents/lb	428	412	415
Iron ore (62% Fe CFR)(2)	US$/tonne	101	118	109
Iron ore (65% Fe Fines CFR)(3)	US$/tonne	113	131	123
Platinum(4)	US$/oz	977	945	956
Palladium(4)	US$/oz	964	976	984
Rhodium(5)	US$/oz	5,126	4,602	4,637
Hard coking coal (FOB Australia)(2)	US$/tonne	185	276	240
PCI (FOB Australia)(2)	US$/tonne	139	164	165
Nickel(1)	US$/lb	6.97	7.94	7.63
Manganese ore (44% CIF China)(3)	US$/dmtu	4.53	5.54	5.56

(1)	Source: London Metal Exchange (LME).
(2)	Source: Platts.
(3)	Source: Metal Bulletin.
(4)	Source: London Platinum and Palladium Market (LPPM). For 2025, spot price is 31 May 2025 and average is May YTD.
(5)	Source: Johnson Matthey. For 2025, spot price is 31 May 2025 and average is May YTD.

96	Anglo American plc Interim Results 2025

ANGLO AMERICAN plc
(Incorporated in England and Wales – Registered number 03564138) (the Company)
Notice of Dividend
(Dividend No. 47)
Notice is hereby given that an interim dividend on the Company’s ordinary share capital in respect of the year to 31 December 2025 will be paid as follows:
Amount (United States currency) (note 1)	7 cents per ordinary share
Amount (South Africa currency) (note 2)	125.01720 cents per ordinary share
Amount (Botswana currency) (note 3)	99.29080 thebes per ordinary share
Last day to effect transfer of shares between the United Kingdom (UK) and branch share registers	Monday, 18 August 2025
Last day to trade on the JSE Limited (JSE) to qualify for dividend	Tuesday, 19 August 2025
Ex-dividend on the JSE from the commencement of trading (note 4)	Wednesday, 20 August 2025
Ex-dividend on the Botswana Stock Exchange (BSE) from the commencement of trading	Wednesday, 20 August 2025
Ex-dividend on the London Stock Exchange from the commencement of trading	Thursday, 21 August 2025
Record date (applicable to both the principal register and branch registers)	Friday, 22 August 2025
Movement of shares between the principal and branch registers permissible from	Tuesday, 26 August 2025
Last day for receipt of Dividend Reinvestment Plan (DRIP) mandate forms by Central Securities Depository Participants (CSDPs) (notes 5, 6 and 7)	Monday, 8 September 2025
Last day for receipt of US$:£/€ currency elections by the UK Registrars (note 1)	Monday, 8 September 2025
Last day for receipt of DRIP mandate forms by the UK Registrars (notes 5, 6 and 7)	Monday, 8 September 2025
Last day for receipt of DRIP mandate forms by the South African Transfer Secretaries (notes 5, 6 and 7)	Wednesday, 10 September 2025
Currency conversion US$:£/€ rates announced on (note 8)	Monday, 15 September 2025
Payment date of dividend	Tuesday, 30 September 2025
Results of Dividend Reinvestment Plan released	Wednesday, 15 October 2025

Notes

1.	Shareholders on the UK register of members with an address in the UK will be paid in Sterling and those with an address in a country in the European Union which has adopted the Euro will be paid in Euros. Such shareholders may, however, elect to be paid their dividends in US dollars provided the UK Registrars receive such election by Monday, 8 September 2025. Shareholders with an address elsewhere will be paid in US dollars except those registered on the South African branch register who will be paid in South African rand and those registered on the Botswanan branch register who will be paid in Botswana Pula.

2.	Dividend Tax will be withheld from the amount of the gross dividend of 125.01720 Rand cents per ordinary share paid to South African shareholders at the rate of 20% unless a shareholder qualifies for exemption. After the Dividend Tax has been withheld, the net dividend will be 100.01376 Rand cents per ordinary share. Anglo American plc had a total of 1,178,050,272 ordinary shares in issue as at Wednesday, 30 July 2025. In South Africa the dividend will be distributed by Anglo American South Africa Proprietary Limited, a South African company with tax registration number 9030010608, or one of its South African subsidiaries, in accordance with the Company’s dividend access share arrangements. The dividend in South African rand is based on an exchange rate of USD1:ZAR17.85960 taken on Wednesday, 30 July 2025, being the currency conversion date.

3.	The dividend in Botswana Pula is based on an exchange rate of USD1:BWP14.18440 taken on Wednesday, 30 July 2025, being the currency conversion date.

4.	Dematerialisation and rematerialisation of registered share certificates in South Africa will not be effected by CSDPs during the period from the JSE ex-dividend date to the record date (both days inclusive).

5.	Those shareholders who already participate in the DRIP need not complete a DRIP mandate form for each dividend as such forms provide an ongoing authority to participate in the DRIP until cancelled in writing. Shareholders who wish to participate in the DRIP should obtain a mandate form from the UK Registrars, the South African Transfer Secretaries or, in the case of those who hold their shares through the STRATE system, their CSDP.

6.	In terms of the DRIP, and subject to the purchase of shares in the open market, share certificates/CREST notifications are expected to be mailed and CSDP investor accounts credited/updated on or around Tuesday, 14 October 2025. CREST accounts will be credited on Friday, 3 October 2025.

7.	Copies of the terms and conditions of the DRIP provided by Equiniti Financial Services Limited are available from the UK Registrars at www.shareview.co.uk/info/ drip or the South African Transfer Secretaries for the South African Branch Register DRIP.

8.	The US$:£/€ conversion rates will be determined by the actual rates achieved by Anglo American buying forward contracts for those currencies, during the three days preceding the announcement of the conversion rates, for delivery on the dividend payment date.

Registered office	UK Registrars	South African Transfer Secretaries	Transfer Secretaries in Botswana
17 Charterhouse Street	EQ (formerly Equiniti)	Computershare Investor Services	Central Securities in Depository Botswana
London	Aspect House	(Pty) Limited	(PTY) LTD
EC1N 6RA	Spencer Road	Rosebank Towers, 15 Biermann Avenue	Plot 70667, Fairscape, Precinct,
United Kingdom	Lancing	Rosebank, 2196, South Africa	Fargrounds, Gaborone, Botswana
	West Sussex	Private Bag X9000	Private Bag 00417, Gaborone
	BN99 6DA	Saxonwold, 2132	Botswana
	United Kingdom	South Africa

©Anglo American plc 2025. All rights reserved.

Anglo American plc Interim Results 2025	97